As filed with the Securities and Exchange Commission on August 2, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

Broder Bros., Co.

(Exact name of registrant as specified in its charter)

Delaware	38-1911112
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Six Neshaminy Interplex, 6th Floor Trevose, Pennsylvania	19053
(Address of principal executive offices)	(Zip Code)

(215) 291-6140

Registrant’s telephone number, including area code

Copies of correspondence to:

Martin J. Matthews	Dennis M. Myers, P.C.
Chief Financial Officer Broder Bros., Co. Six Neshaminy Interplex, 6th Floor Trevose, Pennsylvania 19053	Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654

Securities to be registered

pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not applicable	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

i

EXPLANATORY NOTE

This registration statement on Form 10 is being filed by Broder Bros., Co. (the “Company,” “we,” “us,” or “our”) in order to register our common stock voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are not required to file this registration statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this registration statement on Form 10, other than historical information, may be considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these terms or other comparable words, or by discussions of strategy, plans or intentions. Examples of forward-looking statements are statements that concern future revenues, future costs, future capital expenditures, business strategy, competitive strengths, competitive weaknesses, goals, plans, references to future success or difficulties relating to acquisitions or similar strategic transactions and other similar information.

You should understand that various factors, in addition to those discussed elsewhere in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	If our cash provided by operating and financing activities were insufficient to fund our cash requirements, we could face substantial liquidity problems.

•

Slowdowns in general economic activity have in the past detrimentally impacted our customers and had an adverse effect on our sales and profitability. Such slowdowns in the future may have a similar adverse effect on our sales and profitability.

•

Our ability to access the credit and capital markets may be adversely affected by factors beyond our control, including turmoil in the financial services industry, volatility in financial markets and general economic downturns.

•	Our industry is highly competitive and if we are unable to compete successfully, we could lose customers and our sales may decline.

•	Disruption in our distribution centers could adversely affect our results of operations.

•

We obtain a significant portion of our products from a limited group of suppliers, and any disruption in the ability of our suppliers to deliver products to us or a decrease in demand for their products could have an adverse effect on our results of operations and damage our customer relationships.

•	Our relationships with most of our suppliers are terminable at will and the loss of any of these suppliers could have an adverse effect on our sales and profitability.

•	We may purchase more inventory than we can sell through in a reasonable period of time causing us to incur increased inventory carrying costs.

•	The loss of customers could adversely affect our sales and profitability.

•	We rely on vendor financing, and if vendors do not provide financing or require cash in advance or cash on delivery, we may be unable to hold satisfactory inventory levels.

•	We must successfully predict customer demand for our private label and retail products to succeed.

•	We rely significantly on one shipper to distribute our products to our customers and any service disruption could have an adverse effect on our sales.

•	If any of our distribution facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

•	Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

•	We may incur restructuring or impairment charges that would reduce our earnings.

•	We may not successfully identify or complete future acquisitions or establish new distribution facilities, which could adversely affect our business.

•	A change in our board of directors’ composition could lead to a loss of talent and insight, which may adversely affect our results of operations.

•	Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.

•

Our failure to comply with restrictive covenants contained in our Second Amended and Restated Credit Agreement entered into in October 2010 or the indenture governing our 2013 Notes could lead to an event of default under such instruments.

•	Despite current anticipated indebtedness levels and restrictive covenants, we may incur additional indebtedness in the future.

The forward-looking statements in this document are based on our expectations and are necessarily dependent upon assumptions, estimates and data that we believe are reasonable and accurate but may be incorrect, incomplete or imprecise.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties. Certain important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in forward-looking statements are included in “Item 1A. Risk Factors.” We assume no obligation to publicly update or revise any forward-looking statement made in this registration statement on Form 10, whether as a result of new information, future events, changes in assumptions or otherwise, after the date of this registration statement on Form 10. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

Item 1. Business.

The Company

We distribute imprintable activewear in the United States. We are the leading distributor of imprintable activewear in the country. We estimate the size of the imprintable activewear market to be about $6 billion per year at wholesale prices.

Market Size and Growth: Imprintable activewear is undecorated or “blank” T-shirts, sweatshirts, sport shirts, and other imprintable “soft goods.” It is sold to apparel decorators and promotional product distributors who decorate it, or have it decorated, for a wide variety of purposes including awards, uniforms, team wear, souvenirs, retail, advertising, and corporate promotions. The market had grown significantly in unit volume from 1997 through 2007, increasing at a compound annual growth rate of approximately 6%. As a result of the global economic crisis, the market shrank by more than 6% in 2008 and by approximately 14% in 2009. During 2010, the imprintable activewear market in the U.S. grew by approximately 6%.

Distribution Network: We operate the largest distribution network in the industry. Our eight distribution centers are located in Seattle, WA; Fresno, CA; Bolingbrook, IL; Dallas, TX; Middleboro, MA; Lewisberry, PA; Duluth, GA; and Orlando, FL. Our ten “Express” facilities offering pickup room service are located in Santa Fe Springs, CA; Denver, CO; Bensenville, IL; Plymouth, MI; St. Louis, MO; Louisville, KY; Houston, TX; Philadelphia, PA; Charlotte, NC; and St. Petersburg, FL. We rely on UPS to ship the majority of our products to our customers.

Supplier Base: We purchase goods from more than 50 suppliers. Our five largest suppliers of “basic” products are Gildan, Jerzees, Hanes, Fruit of the Loom and Anvil. As the leading distributor in the industry, we are able to purchase truckload quantities at favorable terms directly from these suppliers and pass on these cost savings to our customers.

We buy “better” and “best” products from such brands as Adidas Golf, Alternative Apparel, Ashworth, Bella, Canvas, alo and Champion. In addition to purchasing from these suppliers, we develop and source our own private label brands: Devon & Jones, Chestnut Hill, Authentic Pigment, Harriton, HYP, Apples & Oranges and Harvard Square. Our private label products permit higher gross margins and a broader product assortment to satisfy needs not adequately met by other brands.

Trade Names: We operate through the “Broder,” “Alpha” and “NES” trade names. Each trade name has its own catalogs and toll-free numbers and takes orders via unique websites. The trade names share the sales force and back office functions to obtain economies of scale. We help our customers grow their businesses with merchandising, marketing and promotional support.

Customer Base: Nearly 68,000 promotional product distributors and apparel decorators bought products from us in the past year while our total customer list is in excess of 100,000 customers. After decorating the products we sell to them, our customers sell these products to a highly diversified range of end-consumers, including corporations, sporting venues, concert promoters, athletic teams, educational institutions and resorts, among many others. We believe promotional customers view imprintable activewear as a highly differentiated, cost-effective advertising and promotional tool that helps them grow their businesses.

We believe that the highly fragmented nature of our customer base enables us to serve a critical function within our industry. Customers typically place orders which average approximately $225, often including products from multiple suppliers, and expect to receive their orders the next day. We believe no supplier offers a product line comprehensive enough to satisfy customer needs as well as distributors do. Suppliers lack the infrastructure and expertise to sell and service the highly fragmented customer base.

Our customers choose distributors based on several purchasing criteria including price, inventory availability and service. Service has several dimensions including accurate fulfillment, quick delivery, prompt problem resolution, broad product selection, availability of leading brands, quality marketing resources including catalogs and websites, and extending credit to customers. We believe we provide our customers with compelling value across all of these purchasing criteria. We offer next-day delivery to over 92% of the U. S. imprintable activewear customers and second-day service to over 98% of the market. Our assortment includes 44,000 SKUs intended to satisfy the imprintable activewear needs of our customers. Our Broder, Alpha and NES catalog circulation is extensive, totaling approximately 1.3 million comprehensive catalogs that our customers use as selling tools. We believe this strategy continues to make us a destination point for our customers.

Our size relative to other distributors is important to our strategy. Because of our scale, our inventory turns rapidly, our national sales force serves compact territories, our marketing organization produces high quality printed material at low cost per copy, and our websites and other systems are both effective in meeting customers’ needs and low cost to operate. We believe these advantages allow us to effectively compete against our competitors, the vast majority of which are small, regional and local distributors who lack our scale and resources.

Recent Financial Performance: For the quarter ended March 26, 2011, we had net sales of $173.9 million, income from operations of $6.5 million and net income of $4.3 million. At the quarter ended March 26, 2011, we had $209.4 million of finished goods inventory. For fiscal year 2010, we had net sales of $791.3 million, income from operations of $31.2 million and net income of $16.7 million. At year-end 2010, we had $173.4 million of finished goods inventory.

We operate on a 52- or 53-week year basis with the fiscal year ending on the last Saturday of December. For convenience, in certain circumstances, the financial information included in this registration statement on Form 10 has been presented as ending on the last day of the nearest calendar month. Fiscal years 2010, 2009 and 2008 each consisted of 52 selling weeks.

History

Broder. Since its foundation in 1919 as a haberdashery distributor, Broder has grown to become one of the leading distributors of imprintable activewear in the United States. Mr. Jack Brode, one of the founders of Robins & Brode, purchased Broder in 1955. In 1966, Broder was reincorporated in the state of Michigan. In the early 1970s, Broder evolved into a local wholesale distributor of underwear, socks and hosiery. During this time, with the growing acceptance of the T-shirt as daily wear, Broder began selling its products to the rapidly emerging imprintable activewear market.

Broder grew regionally. Between 1991 and 1999, Broder opened five branches: Orlando, FL in 1991; Dallas, TX in 1993; Albany, NY in 1995; Fresno, CA in 1997; and Wadesboro, NC, adjacent to a central distribution center, in 1999. In addition, Broder added 32,000 square feet to its Plymouth, MI branch in 1998, which served as Broder’s headquarters prior to the Alpha acquisition, described below.

In May 2000, affiliates of Bain Capital LLC acquired Broder in a recapitalization transaction to consolidate the highly fragmented imprintable activewear distribution industry. Following the recapitalization, Broder continued its geographic expansion through the acquisitions of St. Louis T’s in 2000, both Full Line Distributors and Gulf Coast Sportswear in 2001, T-Shirts & More, Inc. (“TSM”) and Alpha Shirt Company in 2003, NES Clothing Company in 2004, and Amtex Imports Inc. in 2006.

As Broder consolidated the industry, the company consolidated its distribution network to increase efficiency. Broder closed two distribution facilities in the fourth quarter of 2003, two more during 2004 and another one during 2005. In December 2005, Broder replaced its Atlanta, GA facility with one in Duluth, GA, that distributed both Broder and Alpha products. The Duluth, GA facility served as the proof of concept for a distribution center consolidation strategy. The strategy called for distribution centers with the ability to serve Broder, Alpha and NES customers from all distribution centers. This strategy improved inventory availability, reduced inventory investment and reduced fulfillment expenses. During 2006 and 2007, Broder consolidated its distribution center network from seventeen facilities to eight distribution centers. The distribution center consolidation initiative was completed in December 2007.

Alpha. The origins of Alpha date back to 1931 when a predecessor company was founded as a wholesaler of men’s dress shirts, hosiery and underwear serving sportswear and accessories retailers and institutions in the New England region. During the 1970s, Alpha shifted its operations to participate in the evolving imprintable activewear industry. In the 1990s, a descendant of one of the founders incorporated Alpha and expanded its operations to three facilities—Philadelphia, PA; Ft. Wayne, IN; and La Mirada, CA. In 1999, Linsalata Capital Partners purchased a majority interest in Alpha. Alpha successfully completed two acquisitions prior to it being acquired by Broder. Acquiring Kay’s Enterprises in Houston, TX, and Good Buy Sportswear, in St. Petersburg, FL, increased the number of Alpha distribution centers from three to five and created a more efficient nationwide distribution platform.

In September 2003, Broder acquired all of the outstanding capital stock of Alpha. Immediately after consummation of the acquisition, Alpha and certain of its subsidiaries were merged with and into Broder.

NES. NES is the leading distributor of imprintable activewear in New England and a major distributor in the Charlotte, NC area. In August 2004, Broder acquired all of the outstanding capital stock of NES Clothing Company Holdings Trust (“NES”). NES and its operating subsidiary, Aprons Unlimited, Inc., as well as NES Acquisition Corp., were merged with and into Broder.

In September 2006, Broder acquired substantially all of the assets of Amtex Imports Inc. (“Amtex”), a midwest imprintable activewear distributor with a single location in Northlake, IL. The Amtex acquisition facilitated our entry into the Chicago market. We closed Amtex’s distribution center in March 2007 and opened a smaller facility to service Amtex’s customer pick-up business.

During 2008, weakened economic conditions, largely attributable to the global credit crisis and erosion of consumer confidence, negatively impacted the markets in which we operate. As a result, we explored various strategic and financing alternatives. This process culminated in the consummation in May 2009 of an exchange offer for our $225 million aggregate principal amount of 11 1/4% Senior Notes due October 15, 2010 (the “2010 Notes”) for $94.9 million of our newly issued 12%/15% Senior PIK Toggle Notes due October 15, 2013 (the “2013 Notes”) and a pro rata share of 96% of our outstanding common stock immediately after giving effect to the exchange offer (the “Exchange Offer”). We refer to the 2010 Notes and the 2013 Notes collectively in this registration statement on Form 10 as the “Senior Notes.” Our stockholders who held our common stock immediately prior to the Exchange Offer held 4% of our outstanding common stock immediately after giving effect to the Exchange Offer and received warrants to purchase 1,474,201 shares of our common stock in the Exchange Offer. We issued $94.9 million in aggregate principal amount of 2013 Notes in connection with the Exchange Offer. Approximately $11.5 million in aggregate principal amount of the 2010 Notes remained outstanding immediately following the Exchange Offer. Also in May 2009, in connection with the Exchange Offer, we cancelled our previously outstanding Class A common stock and Class B common stock and converted our Class L common stock to a new single class of common stock and converted from a Michigan corporation to a Delaware corporation. Our new board of directors following the Exchange Offer also adopted a new management incentive plan that provides for the grant of nonqualified stock options to our officers and employees. A total of 7.5% of the shares of new common stock issued and outstanding upon the completion of the Exchange Offer (or 810,811 shares) are reserved for issuance under this plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 4 and 5 to our audited financial statements included elsewhere in this registration statement on Form 10 for more information.

Industry Overview and Trends

We compete in the estimated $6 billion U.S. imprintable activewear market, which is comprised of products used for corporate promotion, general-use, event promotion and specialty retail sales. The diversity of end-uses of imprintable activewear helps to reduce exposure to any one industry or market segment. Within the overall market, imprintable activewear sold for corporate promotional purposes in the U.S. is estimated at $3 billion in wholesale revenue. The other $3 billion segment of the market includes items sold for general purposes, such as recreation, sports leagues, educational institutions, specialty retail and for event promotions such as concerts and tourism.

In the past decade, promotional product spending has been fueled by the increased acceptance of these products as a cost-effective advertising medium. During the same time period, imprintable activewear used for corporate promotional purposes has grown faster than total promotional products spending because, we believe, it provides superior corporate identity value relative to most other promotional products.

The imprintable activewear market is highly fragmented, with dozens of regional and local distributors accounting for the majority of sales. In the past, successful distributors possessed the ability to provide quick delivery of a relatively limited number of SKUs. While speed remains important, we believe that having substantial geographic coverage, broad product offerings and sophisticated marketing programs are also competitive advantages. Over the past several years, scale has allowed larger distributors like us to take advantage of favorable volume purchase pricing from suppliers, invest in boarder assortments and leverage investments in distribution systems and software.

During 2010 the industry grew 6% in units despite higher cost of goods resulting from higher cotton apparel prices. Major manufacturers announced three prices increases in 2010 and two in the first quarter 2011. Our management forecasts 2011 unit growth for the U.S. imprintable activewear industry will be in the low- to mid-single digits.

Business Strategy

Our goals are to become the most profitable supplier of imprintable activewear and the distributor of choice for our customers in a highly competitive, fragmented commodity industry while growing faster than the market. Our objective is to be the “ultra-reliable supplier” of products to customers in the U.S. imprintable activewear market. In the third quarter 2009 we instituted a three-part guarantee to customers. We promised that we would be in stock in key styles and colors, that we would fulfill orders accurately and that we would not be undersold. During 2010, we added to the number of styles included in our in-stock guarantee and during the third quarter 2010, we expanded the guarantee to include certain private label products. We believe that our three-part guarantee demonstrates our commitment and ability to provide the best service in the industry to our customers.

The following objectives are key components of our business strategy:

Improve Selling. We have devoted significantly more resources in recent years to improving selling. We created a regional sales management organization in 2008 that narrowed the spans of control for sales managers. This has permitted sales managers to spend more time coaching salesmen and sharing best practices with them. We have worked to determine our customers’ apparent need for various kinds of sales contacts. This work has allowed us to ensure the customer is called on by the correct combination of outside and inside sales professionals at the appropriate frequency. We have devoted more attention at national sales meetings to sales training. We have created incentive programs to share the benefits of increased sales with sales professionals. We have established recognition programs to recognize our best sales personnel. In January 2010, we created the position of Executive Vice President of Sales and Marketing and hired a sales and marketing executive with distribution experience into the newly created position. This position is responsible for all sales, marketing, pricing and merchandising activities and executes initiatives to grow revenues. We also created new sales positions in 2010 to engage with customers who have not made us their first call when sourcing products to decorate.

Improve Pricing. We remain focused on pricing initiatives to improve our profitability. We attempt to satisfy the pricing requirements of our customers while maximizing gross profit. All products have list prices that reflect the typical economics of our products and customer orders. In addition, we evaluate offering special pricing to certain customers based on how our economics in serving them differ from typical economics. As a result, many customers enjoy accommodations that share Broder’s savings in serving them. On at least a weekly basis, Broder offers promotional pricing to essentially all customers to maintain competitiveness with other imprintable activewear distributors. Frequently, we offer customers special pricing for unusually large orders.

During 2008 and 2009, Broder began to evaluate the financial impact of pricing on gross profit and, beginning in 2010, we have used what we learned to make better pricing decisions.

Improve inventory management. Having consolidated all distribution centers and having completed comprehensive improvements to our Enterprise Resource Planning (“ERP”) system, management believes that it can maintain both higher-than-market inventory turns while achieving superior inventory availability. Non-brand-specific inventory management techniques allow Broder to capitalize on its scale to improve inventory productivity on the industry’s most popular products in ways that no competitor can match. In addition, Broder has the ability to “share” inventory among its distribution centers to keep a shortage of one size of a family of products of the same style and color from adversely impacting sales of the entire family. During 2010, we experienced improved performance of our internal proprietary metrics that measure inventory availability.

Automating certain purchasing functions have allowed us to increase the productivity of our purchasing and accounts payable personnel.

Control operating expenses. In addition to realizing cost reduction through consolidation, we rely on our superior scale, advanced technology, and experience to achieve superior operating expenses. Our size relative to competitors creates opportunities for economies of scale in general and administrative activities such as operations management, distribution center management, call center management, pricing administration, merchandising, purchasing, marketing, etc. We also utilize low-cost, advanced technology in many aspects of our business to reduce costs. Examples of these technologies include using website technology to reduce the cost of order taking, using motorized picking to reduce the cost of fulfillment and using rotogravure to reduce the cost while improving the appearance of printed catalogs. We use our experience to achieve lower costs. Various aspects of how our distribution centers operate reflect low-cost, high quality approaches that have been learned after years of analysis and experimentation to determine best practices. During the fourth quarter 2008 and during 2009, we reduced our fixed operating expenses by approximately $16 million, consisting primarily of $13 million in reduced personnel costs following December 2008 and March 2009 reductions in force. We believe we will continue to maintain our current cost structure as we gain market share and as the market grows.

Products

We distribute a wide range of undecorated or “blank” T-shirts, sweatshirts, polo shirts, outerwear, caps, bags and other imprintable items. Within our product selection, we offer recognizable basic brands purchased from trade brand suppliers such as Gildan, Jerzees, Hanes, Fruit of the Loom and Anvil. We offer industry-leading retail brands, such as adidas Golf, Alternative Apparel, Ashworth, Bella, Canvas, alo and Champion. Through the success of our premium brand strategy, we have demonstrated that prominent brands can gain access to a large untapped consumer segment. These retail brand relationships differentiate our product line from those of our competitors. In addition, we offer a line of private label brands, such as Devon & Jones, Chestnut Hill, Authentic Pigment, Harriton, HYP, Apples & Oranges and Harvard Square, which we believe are complementary to our other brands. We believe this strategy strengthens our position as a destination point for our customers by providing them with higher quality products and better values. In addition, we believe this strategy earns us higher gross margins and enables us to expand our product assortment to better service our existing channels not adequately serviced by other brands and also reach new channels, such as specialty retail.

Our brands include:

180s	Chestnut Hill	Izod
Adams Cap	Code V	Jerzees
adidas Golf	Comfort Colors	L.A. T Sportswear
alo	Devon & Jones	Liberty Bags
Alternative Apparel	Dickies Workwear	Outer Banks
Anvil	Econscious	Rabbit Skins
Apples & Oranges	Fruit of the Loom	Rossignol Pure Mountain Company
Ashworth	Gildan	Tie-Dye
Augusta	Hanes	Towels Plus
Authentic Pigment	Harriton	Van Heusen

Bella	Harvard Square	Weatherproof
Big Accessories/BagEdge	Hook & Tackle	Yupoong
Canvas	HYP
Champion	Hyp Hats

Competition

We compete in a highly fragmented market where dozens of local and small regional distributors with limited geographic coverage and product offerings are common. Most regions are also served by one or more other national distributors.

Competition is based on price, depth of inventory and service. Service includes breadth of product selection, access to leading brands, quality and delivery time and sophisticated marketing programs including catalogs, other marketing materials and websites. Over the past several years, our scale has allowed us to take advantage of favorable volume purchase pricing from suppliers and to leverage investments in distribution systems and software. We believe that we lead the industry in product selection, comprehensive marketing programs, extensive sales and service forces, and expansive distribution infrastructure

Suppliers

Large scale and long-standing supplier relationships provide us with important purchasing and inventory management advantages relative to our competitors, as noted above. Our scale and purchasing power with our suppliers have resulted in a number of important benefits including marketing support, previews of new product launches and favorable purchasing terms. We do business with most of our suppliers on a purchase order basis. By attempting to work with major suppliers to understand short-term supplier activity, we refine targeted inventory levels and take advantage of special buying opportunities. Approximately 68%-70% of our fiscal 2008-2010 sales were generated from products obtained from our top three suppliers. Suppliers A, B and C provided products generating 44.8%, 12.9% and 12.4% of our fiscal 2010 sales, respectively. No other supplier provided more than 10%.

Customers

We sold to nearly 68,000 customers nationwide in the past year while our total customer list is in excess of 100,000 customers, including screen printers, embroiderers and specialty advertisers. Our customer base is highly fragmented, as indicated in the table below:

	Percent of Sales for Fiscal Year
Customer	2008	2009	2010
Top 10 Customers	3.9%	4.5%	4.8%
Top 100 Customers	13.1%	13.3%	14.8%
Top 1,000 Customers	38.1%	38.6%	42.0%

Seasonality

Historically, the first quarter of our fiscal year generates the lowest levels of net sales, gross profit and operating profit. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality”.

Sales and Marketing

Catalogs and Selling Materials

Our catalogs are an important part of our marketing strategy and we believe that the Broder, Alpha and NES catalogs are the industry leaders in quality and breadth of selection. Our catalogs are designed to have the look and feel of high-end consumer retail catalogs with attractive models, appealing photographs and a clear display of products. We offer customers customizable catalogs that can be printed to include our customers’ logos and contact information on the cover. We believe that these customized catalogs enhance the professional image of our customers, promote customer loyalty and allow us to more effectively sell our product lines. We distributed over 1.3 million comprehensive catalogs, which included 1.1 million custom catalogs, which were used as selling tools to promote our fiscal 2010 sales.

National Sales Forces

Our salespeople sell all brands to our customers. Regional sales managers determine which targeted customers will be called on by a team of outside and inside sales professionals and which will be called on by inside sales professionals and how frequently the customer will be contacted.

We invest significant time in training and developing our sales forces. Our extensive training provides our sales force with a thorough knowledge of our products, marketing solutions and approaches to help customers growing their sales of our products. Each salesperson is responsible for enhancing existing customer relationships as well as for prospecting and developing new relationships.

Call Centers and Customer Service Representatives

We maintain three call centers which as of December 31, 2010 were staffed with 90 full-time and 21 part-time representatives answering phone calls, emails, internet chat sessions and faxes to assist our customers in placing orders, checking stock levels, looking for price quotes or requesting adjustments and returns. All call agents have been trained to respond to calls from Broder, Alpha and NES customers. During 2008, we began to upgrade customer service beyond traditional functions to include authorizing returns and discussing credit issues. This upgraded customer service is a feature of “Gold Service” which includes other benefits and is offered to customers that our sales organization believes would increase their sales based on this higher level of service. Our call centers are located in California, Florida and Massachusetts.

Trade Shows

During 2010 and 2009, we participated in two of the largest industry trade shows. In addition, we have developed proprietary trade shows and events to compete with smaller competitors. Our major suppliers participate with us in our proprietary trade shows which allow us to offer a more favorable customer experience than participation in industry trade shows by exhibiting our product offerings and sharing customer merchandising strategies and new promotions with our customers. We take advantage of proprietary trade shows and customer events as opportunities to expand and enhance our customer relationships. At customer events, we showcase our product offerings, meet with our customers and sponsor a social event to strengthen our customer relationships.

Websites

We maintain three industry-leading websites to support Broder, Alpha and NES, including www.broderbros.com, www.alphashirt.com and www.nesclothing.com, each of which allow our customers to browse online versions of our catalogs, place orders, track order status, check inventory stock, learn about our promotions, review industry trends, and receive information on marketing resources. We introduced new websites in early 2007. These websites were more efficient and offered enhanced functionality than the previous websites. The enhanced functionality consists of, among other things, online processing of customer returns, freight cost comparisons and access to certain of our marketing materials to help our customers grow their businesses. In addition to our branded websites, we also host generic formats of our websites that allow our decorator customers to insert their own “cover” and branding. This functionality offers our customers a low-cost opportunity to leverage our customer service capabilities, promote our products, effectively service end-users and procure sales over the Internet. Through an ISP and our own internal web servers, we host over 14,000 active custom websites. Sales originating from our websites were approximately 46% and 47% of all sales in 2010 and 2009, respectively.

While our catalogs serve as the backbone of our marketing strategy, they are supplemented by a number of other tools, including our websites, which are designed to make promoting our products as simple as possible for customers. These tools include mini-catalogs and sell sheets. Mini-catalogs are abbreviated versions of the catalogs that highlight a particular category of products—a supplier’s brand or a kind of product. Sell sheets are one-page summaries that spotlight a particular product and its attributes. Like the catalogs, these tools can be customized for customers.

Information Technology

We believe that we have one of the most sophisticated information technology systems in the industry. The systems include a fully-integrated ERP system supporting order-entry, warehouse management, sales, purchasing, and financial requirements. Significant investments in hardware, database, phone, warehouse management, customer relationship management, internet applications, software, email, security and system redundancy have been made during the past several years.

Employees

As of December 25, 2010, we employed a total of approximately 969 full-time and 70 part-time employees, none of whom are party to collective bargaining agreements. Our management believes that employee relations are good.

Available Information

Following effectiveness of this registration statement, we will be required to file annual, quarterly and other current reports and information with the SEC. You may read and copy any materials filed by the Company with the SEC at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s internet website SEC at http://www.sec.gov or on our internet website at http://www.broderbrosco.com under Investor Relations. Information contained on our internet website is not a part of this registration statement.

Item 1A. Risk Factors.

The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement on Form 10 contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this registration statement. Additional risks and uncertainties that management is not aware of or that are currently deemed immaterial may also adversely affect our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks related to our Common Stock

A public market for our common stock and the warrants may not develop.

There is currently no established, public trading market for our common stock, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our common stock. The liquidity of any market for our common stock and warrants will depend, among other things, upon the number of holders of our common stock and warrants, our financial performance, and the market for similar securities, none of which can be determined or predicted. Our common stock and warrants are not and may not be listed for trading on any national securities exchange for the forseeable future. Therefore, we cannot provide assurances that an active trading market will develop, or if a market develops, what the liquidity or pricing characteristics of that market will be.

Issuance of common stock to our management, directors and employees will dilute our stockholders.

As of the date of this registration statement, 7.5% of our common stock (or 810,811 shares), on a fully-diluted basis, is reserved for issuance as grants of restricted stock, stock options or combinations thereof in connection with our 2010

Executive Equity Incentive Plan, adopted as of August 5, 2010 (the “2010 Plan,” as further described in “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters”). The issuance of common stock under the 2010 Plan will dilute the percentage ownership of existing holders of our common stock.

The exercise of our outstanding warrants may result in the holders of our common stock to incur dilution.

As of March 31, 2011, we had outstanding warrants to purchase 1,474,201 shares of Common Stock, which represented approximately 12% of fully diluted common stock as of that date. These warrants were issued to our existing stockholders prior to our Exchange Offer that was completed in 2009. The warrants have a seven year term and an exercise price of $14.96 per share. If you purchase shares of our common stock, you may experience dilution upon the exercise of these outstanding warrants.

We have not paid dividends in the past and do not plan to pay dividends in the future.

We do not plan to pay any dividends or make any distributions on our common stock in the foreseeable future. Therefore you should not expect to receive any dividend income from your shares of common stock.

Provisions in our certificate of incorporation may negatively impact the market price for our common stock.

Our certificate of incorporation contains, among other things, special director voting rights, drag-along and tag-along rights and restrictions on amendment. For purposes of this discussion, shares of the “Noteholders Series” include all shares of common stock held by noteholders of the Company that participated in the Exchange Offer and their affiliates. The shares of the “Existing Stockholder Series” include all shares of common stock issued and outstanding immediately prior to the closing of the Exchange Offer.

At any time up to the third anniversary of May 20, 2009, the holders of the majority of the Noteholder Series have the right to elect three (3) members of our board of directors, and the holders of a majority of the Existing Stockholder Series have the right to elect one (1) member of our board of directors. The fifth member of our board of directors is our chief executive officer.

Prior to an underwritten public offering, if stockholders holding a majority of our common stock propose to transfer their securities in a control transaction, the remaining holders of our common stock shall have the right, but not the obligation, to participate in such transfer at the same price and upon the same terms and conditions of the proposed transfer. If at any time prior to an underwritten initial public offering, holders of a majority of the Noteholder Series determine to sell shares of common stock held by them in a control transaction, they shall have the right to require the other holders of our common stock to sell a pro rata portion of their shares held by such other holders at the same price and for the same consideration as the holders of a majority of the Noteholder Series.

The rights described above, and certain others, may only be amended by an affirmative vote of the majority of holders of each of the Existing Stockholder Series and the Noteholder Series.

Each of the rights and restrictions described above may restrict the transferability and the value a potential buyer may place on our common stock. Each of these may negatively affect the market price for our common stock.

We will incur increased costs as a result of operating as a public reporting company, and our management will be required to divert attention from our business to devote substantial time to new compliance initiatives.

As a public reporting company, we will incur legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the Securities and Exchange Commission (the “SEC”) and any national securities market on which we might list our common stock, have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, commencing in fiscal year 2012, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we may need to hire additional accounting staff with appropriate Section 404 experience. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by any national securities market on which we list our common stock, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks related to our Business

If the cash provided by our operating and financing activities is insufficient to fund our cash requirements, we could face substantial liquidity problems.

Historically, our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, allowed us to meet our obligations during the seasonal low period, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business. During fiscal year 2008, cash flow from operating activities decreased $29.9 million compared to fiscal 2007. This decrease in cash flow from operating activities caused significant challenges to our liquidity in 2008 and into 2009. We were not able to make our April 2009 interest payment on the 2010 Notes as a result of adverse changes in our liquidity position. If we had not consummated the Exchange Offer, holders of our 2010 Notes would have been able to accelerate the indebtedness due under such notes, which would have permitted the lenders under our revolving credit facility to accelerate the indebtedness outstanding thereunder.

Although we successfully completed the Exchange Offer in May 2009, we continue to be a highly leveraged company. While we believe we have sufficient liquidity to operate our business during 2011, if credit and capital market conditions, as well as projected industry conditions, were to worsen, our ability to access capital markets in the near-term could be restricted and any such access would likely be at an increased cost and under more restrictive terms and conditions. Further, such constraints may also affect our agreements and payment terms with vendors. If our vendors require us to pay for purchases in advance or upon delivery, it is unlikely that we will be able to continue operating as a going concern.

We may not be able to satisfy our cash requirements from cash provided by operating activities. If our cash requirements exceed the cash provided by our operating activities, then we would look to our committed credit lines to satisfy those needs. However, we may not be able to access our revolving credit facility if we are in default under our revolving credit agreement.

Absent access to additional liquidity from credit markets or other sources of external financial support, including accommodations from key vendors, we may need to delay capital expenditures, curtail, or dispose of substantial assets or operations. For a discussion of these and other factors affecting our liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

As of December 25, 2010, there were $117.9 million in principal amount of 2013 Notes outstanding. At maturity, we may not have the funds to fulfill these obligations or the ability to refinance the obligations. If the maturity date occurs at a time we do not have the funds to fulfill these obligations or when other arrangements prohibit us from repaying the 2013 Notes, we would try to obtain waivers of such prohibitions from the lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we could not obtain the waivers or refinance these borrowings, we would be unable to repay the 2013 Notes, which if uncured would cause a default under our revolving credit facility, which would likely cause us to file for bankruptcy.

Slowdowns in general economic activity could detrimentally impact our customers and have an adverse effect on our sales and profitability.

Our business is sensitive to the business cycle of the national economy. Deterioration in general economic conditions adversely affect demand for our products and cause sales of our products to decrease. In addition, slowdowns in economic activity result in our customers shifting their purchases towards our lower-priced products, such as T-shirts, which adversely affects our gross profit margin. The economic downturn negatively impacted the imprintable activewear market, causing a dramatic decrease in sales during the fourth quarter of 2008. In 2008, the market for imprintable activewear shrank by more than 6%. It shrank by approximately 14% in 2009. The economic conditions caused many of our customers to cancel or scale back corporate events and purchases of products such as ours. This reduced customer demand adversely affected our results of operations in the fourth quarter 2008 and 2009 and may occur again in the future. During 2010, the imprintable activewear market in the U.S. rebounded and grew by approximately 6% in units sold but may not grow at that rate during 2011.

Deterioration in economic conditions, along with decreasing levels of spending by our customers, may adversely affect our revenues and profits through reduced purchases of our products. In such circumstances, we may reduce prices on certain items, which would further adversely affect our profitability.

In addition, there could be a number of other effects from an economic downturn. The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to delivery delays or failures. We grant credit to our customers in the normal course of business which subjects us to potential credit risk. Financial difficulties of our customers could adversely impact our results of operations. Finally, other counterparty failures, including banks and counterparties to other contractual arrangements, could negatively impact our business.

Our ability to access the credit and capital markets may be adversely affected by factors beyond our control, including turmoil in the financial services industry, volatility in financial markets and general economic downturns.

We rely upon access to the credit markets as a source of liquidity for the portion of our working capital requirements not provided by cash from operations. Market disruptions in the U.S. and abroad could increase our cost of borrowing or adversely affect our ability to access sources of liquidity upon which we rely to finance our operations and satisfy our obligations as they become due. These disruptions could include turmoil in the financial services industry, including substantial uncertainty surrounding particular lending institutions and counterparties with which we do business, unprecedented volatility in the markets where our outstanding indebtedness trades, and general economic downturns. If we are unable to access credit at competitive rates, or if our short-term or long-term borrowing costs dramatically increase, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected. Additionally, if credit and capital market conditions were to worsen, it could have a material adverse effect on our ability to refinance all or any portion of our existing debt, and we may be unable to refinance our existing debt on terms acceptable to us, if at all.

Our industry is highly competitive and if we are unable to compete successfully we could lose customers and our sales may decline.

The imprintable activewear market is a fragmented industry that is highly competitive. We face significant competition from national, regional and local distributors. There can be no assurance that we can continue to compete successfully with such competitors. Competition is based on price, product quality, breadth of product selection, quality of service and delivery times. To the extent that one or more of our competitors gains an advantage with respect to any key competitive factor, we could lose customers and our sales may decline. To remain competitive, we must review and adjust our pricing structure on a constant basis in response to price changes in our industry. To the extent we may be obligated to adjust our pricing policies to meet competition or we delay our pricing adjustments, our financial performance may be adversely affected if any of our competitors reduce their prices or we fail to increase prices in line with increases in our costs and expenses.

Prices of certain of the products we distribute, particularly T-shirts, are determined primarily based on market conditions, including the price of raw materials and available capacity in the industry. In general, we pass along to our customers any changes in the market price we pay for the products we distribute on a real-time basis. If selling prices were to fall due to a reduction in the raw materials and other manufacturing costs, we may not be protected by our suppliers on the value of our on hand inventory. If that were to occur, we may experience write-downs in excess of previously established reserves.

Disruption in our distribution centers could adversely affect our results of operations.

We maintain eight distribution centers and ten Express locations nationwide. We may establish additional facilities to expand into new markets. A serious disruption to any distribution center or Express location or to the flow of goods in or out of our centers due to fire, earthquake, act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business, results of operations and financial condition.

We obtain a significant portion of our products from a limited group of suppliers. Any disruption in their ability to deliver products to us or a decrease in demand for their products could have an adverse effect on our results of operations and damage our customer relationships.

We obtain a significant portion of the products we sell from a limited group of suppliers. Approximately 70% of the products we sold in fiscal 2010 were purchased from three suppliers. These suppliers each account for more than 10% of the products sold by us. From time to time, we may experience difficulties in receiving orders from some of these suppliers or certain products may not be available. Their ability to supply us with our products is subject to a number of risks, including production problems at our suppliers’ facilities, work stoppages or strikes by our suppliers’ employees. The partial or complete loss of any of these sources could have an adverse effect on our results of operations and damage customer relationships. Consumer demand for these products may decrease based on a number of factors such as general economic conditions and public perception. In addition, a significant increase in the price of one or more of these products could have a material adverse effect on our results of operations.

Our relationships with most of our suppliers are terminable at will and the loss of any of these suppliers could have an adverse effect on our sales and profitability.

Our relationships with suppliers are generally not governed by written contracts. These relationships may be terminated at will by the supplier at any time. The loss of any of these suppliers could have an adverse effect on our sales and profitability.

The loss of customers could adversely affect our sales and profitability.

Our business is based primarily upon individual sales orders with our customers. We typically do not enter into long-term contracts with our customers. As such, our customers could cease buying our products from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. Although our customer base is highly fragmented and our top ten customers contributed 4.8% of our fiscal 2010 revenues, our customers can choose to make purchases from our competitors at any time.

We must successfully predict customer demand for our private label and retail products to succeed.

Our success with respect to our private label and retail brands is largely dependent on our ability to predict customer demand. We enter into contracts for the purchase and manufacture of our private label and retail brands in advance of the applicable selling season. Due to longer lead times than those for our other brands, we are vulnerable to demand and pricing shifts and to suboptimal merchandising. To the extent we are unable to accurately predict customer demand, our sales and operating results will be adversely affected and we may experience inventory write-downs in excess of previously established reserves. While we believe our current strategies and initiatives appropriately address this issue, changes in styles and trends could have a material adverse effect on our customer loyalty and on our operating results. Moreover, longer lead times for our private label and retail brands require increased working capital, which could have an adverse effect on our liquidity position.

We rely significantly on one shipper to distribute our products to our customers and any service disruption could have an adverse effect on our sales.

Our ability to both maintain our existing customer base and to attract new customers is highly dependent on our ability to deliver products and fulfill orders in a timely and cost-effective manner. To ensure timely delivery of our products to our customers, we rely significantly on UPS to ship the vast majority of our products to our customers. This shipper may not continue to ship our product at its current pricing or on its current terms. If there is any disruption in our shipper’s ability to deliver our products, including a disruption caused by a strike by our shipper’s employees, we may lose customers and our sales will be adversely affected. Further, should this shipper decide to terminate its contract with us, we may not be able to find an adequate replacement within a reasonable period of time and at a reasonable cost to us. To the extent that our current shipper increases its prices, we are unable to find a replacement or are required to hire a replacement at additional cost, our financial performance could be materially adversely affected.

If any of our distribution facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

None of our employees are party to collective bargaining agreements. If employees of any of our distribution facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs. Although all of our facilities are currently non-unionized, organization efforts have taken place in the past. If organization efforts at any of our facilities are successful, it could have an adverse effect on our relationships with employees, labor costs and financial performance.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive markets in which we operate will continue to depend to a significant extent on our leadership team and other key management personnel. Our operations could be materially adversely affected if we are unable to retain these important executives and management personnel.

We may incur restructuring or impairment charges that would reduce our earnings.

We may incur restructuring charges in connection with recent or future acquisitions. These restructuring charges could be undertaken to realign our operations, eliminate duplicative functions, rationalize our operating facilities and products, and reduce our staff. As of December 31, 2010, we had $20.8 million in long-lived assets, which do not require that an annual impairment test be performed. We test long-lived assets for impairment upon the occurrence of a triggering event.

The ability to realize long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

If we determine that there are impairments to our long-lived assets in the future, the resulting non-cash charge could be substantial.

We may not successfully identify or complete future acquisitions or establish new distribution facilities, which could adversely affect our business.

We have expanded our business partly through acquisitions and by establishing new distribution facilities in new markets and we may continue to do so in the future. We may not succeed in identifying suitable acquisition candidates, completing acquisitions, integrating acquired operations into our existing operations, or expanding into new markets either through acquisitions or establishing new facilities.

In addition, future acquisitions could have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Acquired operations or new facilities may not achieve levels of revenue, profitability or productivity comparable with those achieved by our existing operations, or such acquired operations or new facilities may not otherwise perform as expected.

A change in our board of directors’ composition could lead to a loss of talent and insight, which may adversely affect our results of operations.

As a result of the Exchange Offer, funds affiliated with Bain Capital no longer own a majority of the stock of our company and no longer control our board of directors. Three of our five directors were appointed by holders of 2013 Notes in connection with the Exchange Offer. Board members serve for a one-year term. Board composition may change as terms expire or if directors were to resign and a new board could change our strategic initiatives, leading to an adverse effect on our results of operations and liquidity.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.

We have substantial indebtedness. As of December 25, 2010, we had approximately $283.6 million of total indebtedness, which includes $160.3 million related to our 2013 Notes. In addition, subject to restrictions in the indentures governing our 2013 Notes and our revolving credit facility, we may incur additional indebtedness. The high level of our indebtedness could have important consequences, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to our indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•

we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available to us for other purposes, such as capital expenditures;

•	we may be limited in our ability to borrow additional funds;

•

we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we are more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the funds to pay our expenses and to pay the principal and interest on our 2013 Notes, our revolving credit facility and other debt from cash flow from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and the actions of our competitors. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough liquidity, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We may not be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements, including our revolving credit facility, may restrict us from pursuing any of these alternatives.

Our failure to comply with restrictive covenants contained in our revolving credit facility or the indenture governing our 2013 Notes could lead to an event of default under such instruments.

Our revolving credit facility and the indenture that governs the 2013 Notes impose significant restrictive covenants on us. The agreement governing our revolving credit facility also requires us to achieve specified financial results and maintain compliance with a specified financial ratio and satisfy other financial condition tests. Our ability to comply with this ratio may be affected by events beyond our control. Our breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our revolving credit facility. If a default occurs, the lenders under our revolving credit facility may elect to declare all borrowings outstanding, together with all accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the 2013 Notes. The lenders would also have the right in these circumstances to terminate any commitments under our revolving credit facility to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our revolving credit facility will also have the right to proceed against our collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our revolving credit facility or 2013 Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

Despite current anticipated indebtedness levels and restrictive covenants, we may incur additional indebtedness in the future.

Despite our current level of indebtedness, we may be able to incur substantial additional indebtedness, including additional secured indebtedness. The terms of the indenture governing our 2013 Notes do not limit the amount of unsecured indebtedness we may incur. Although our existing credit agreement contains restrictions on our ability to incur additional indebtedness, these restrictions are subject to important exceptions and qualifications, including with respect to our ability to incur additional senior secured debt. If we incur additional indebtedness which is permitted under these agreements, the risks that we and they now face as a result of our leverage could intensify. If our financial condition or operating results deteriorate, our relations with our creditors, including the holders of the 2013 Notes, the lenders under our secured credit facility and our suppliers, may be materially and adversely affected.

Recently enacted Internal Revenue Service Regulations could require the acceleration of a portion of our deferred tax liabilities if we were to enter into certain transactions identified in the regulations.

As a result of our 2009 debt refinancing transaction, we realized cancellation of indebtedness (“COD”) income in the amount of $143.8 million. For federal tax purposes, we have elected to defer $80.3 million of this COD income pursuant to Section 108(i) of the Internal Revenue Code. As a result, we may include this COD income in our gross income ratably over a five-year period beginning in 2014. We also deferred $74.2 million in related original issue discount (“OID”) which we will include in our expense ratably over the same five-year period beginning 2014. Under recently enacted Internal Revenue Service Regulations, all or a portion of the corresponding deferred tax liability could be accelerated if we change our tax status, cease our corporate existence in a transaction to which Section 381(a) of the Internal Revenue Code (i.e., the corporate acquisition rules) does not apply, or we engage in a transaction that impairs, in any way, our ability to pay the tax liability associated with the deferred COD income. The acceleration of such deferred tax liabilities could have a material adverse effect on our results of operations, financial condition and cash flows. There can be no guarantee that we can avoid the acceleration of these tax liabilities or that our assets would be sufficient to pay the accelerated liabilities when due.

Item 2. Financial Information.

SELECTED HISTORICAL FINANCIAL DATA

We operate on a 52- or 53-week year basis with the fiscal year ending on the last Saturday of December. For convenience, the financial information included in this Item 2 has been presented as ending on the last day of the nearest calendar month. Fiscal years 2010, 2009 and 2008 each consisted of 52 selling weeks. Tables and other data in this section may not total due to rounding.

The following table presents selected historical financial data of the Company as of the dates and for the periods indicated. The selected historical financial information for the Company as of and for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from the historical financial statements audited by PricewaterhouseCoopers LLP, an independent auditor. The selected historical financial data as of and for the three months ended March 31, 2011 and March 31, 2010 has been derived from our unaudited condensed financial statements included elsewhere in this registration statement. In the opinion of management, such unaudited condensed financial statements include all recurring adjustments and normal accruals necessary for a fair statement of such unaudited financial data. The results of operations from these interim periods are not necessarily indicative of the results to be expected for the full year or any future periods.

The following financial information reflects the acquisition of Amtex Imports Inc., a regional distributor located in the Chicago, Illinois market, which was acquired in September 2006.

The selected historical financial information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited condensed financial statements and the notes thereto included elsewhere in this registration statement on Form 10.

	Three Months Ended March 31,(1)		Fiscal Year Ended December 31,(1)
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousands)
Statement of Income Data:
Net sales	$173,923	153,461	$791,335	$705,235	$926,074	$929,124	$959,268
Cost of sales (exclusive of depreciation and amortization included in warehousing, selling and administrative below)	139,471	126,597	644,231	588,089	762,047	762,971	778,549

Gross profit	34,452	26,864	147,104	117,146	164,027	166,153	180,719
Warehousing, selling and administrative(2)	25,169	25,887	101,547	102,087	127,662	137,267	130,483
Depreciation and amortization	2,669	4,142	14,611	17,246	18,041	20,108	19,562
Restructuring and asset impairment charges, net(3)	67	132	(298)	2,280	2,717	12,994	4,089
Goodwill and trade name impairment(4)	—	—	—	—	62,504	87,261	—

Total operating expenses	27,905	30,161	115,860	121,613	210,924	257,630	154,134

Income (loss) from operations	6,547	(3,297)	31,244	(4,467)	(46,896)	(91,477)	26,585
Interest expense, net(5)	1,997	2,735	11,239	17,753	35,728	38,416	40,358
Other financing costs(6)	—	—	—	1,516	—	—	—
Gain on troubled debt restructuring(7)	—	—	—	(10,525)	—	—	—

Total other expense, net	1,997	2,735	11,239	8,744	35,728	38,416	40,358

Income (loss) before income tax provision (benefit)	4,550	(6,032)	20,005	(13,211)	(82,625)	(129,893)	(13,773)
Income tax provision (benefit)	216	515	3,308	35	(13,755)	(5,834)	(6,036)
Net income (loss)	$4,334	$(6,547)	$16,697	$(13,246)	$(68,870)	$(124,059)	$(7,737)

Other Financial Data:
Cash flow from (used in) operating activities	$(12,465)	$(22,960)	$5,181	$71,503	$(8,821)	$21,137	$(1,076)
Cash flow used in investing activities	(367)	(78)	(1,144)	(928)	(2,794)	(8,460)	(15,646)
Cash flow from (used in) financing activities	12,744	24,374	(2,262)	(70,335)	9,736	(12,313)	17,687
Capital expenditures(8)	367	90	1,159	930	3,032	8,460	8,892

Balance Sheet Data (at period end):
Cash	$4,682	$4,331	$4,770	$2,995	$2,755	$4,634	$4,270
Working capital	183,150	152,237	158,587	125,034	204,690	171,273	211,288
Total assets	348,540	301,340	315,574	296,015	388,959	437,232	580,278
Total debt and capital lease obligations(9)	293,768	299,005	283,561	277,342	385,624	342,573	344,297
Shareholders’ equity (deficit)	(75,883)	(103,081)	(80,251)	(97,048)	(126,875)	(58,365)	65,643

(1)	We operate on a 52- or 53-week year basis with the fiscal year ending on the last Saturday of December. Fiscal years 2010, 2009, 2008, 2007 and 2006 each consisted of 52 selling weeks.
(2)	Warehousing, selling and administrative expenses include management and advisory fees to Bain Capital totaling $3.0 million for the fiscal year ended December 31, 2006. There were no management or advisory fees paid to Bain Capital for fiscal 2009, 2008 or 2007. An advisory agreement with Bain Capital was cancelled in connection with the Exchange Offer.
(3)	During fiscal year 2010, the Company recorded a reduction of approximately $0.3 million in restructuring charges consisting of a reduction $0.5 million resulting from a new sublease agreement for one of its closed facilities, a reduction of $0.3 million due to a change in the estimate of future real estate taxes payable at one of its closed facilities and interest accretion of $0.5 million. Restructuring charges of $2.3 million in fiscal 2009 consisted of $1.4 million resulting from a rent increase at one of our closed facilities due to the default of the counterparty to the Company’s lease agreement, interest accretion of $0.6 million and severance charges of $0.4 million. The 2009 severance expense is related to a workforce reduction which was completed in March 2009. Restructuring charges of $2.7 million in fiscal 2008 consist of $1.1 million in severance charges, $0.7 million in interest accretion, and $1.4 million resulting from changes in sublease assumptions partially offset by a reduction to the restructuring charge of approximately $0.5 million as the Company executed a buyout agreement for its Stafford, TX distribution center. The severance expense includes approximately $1.0 million related to a workforce reduction announced by the Company in December 2008. Restructuring charges of $13.0 million in fiscal 2007 consist primarily of distribution center closure costs incurred in connection with our distribution center consolidation plan, net of a reduction of $1.5 million related to two sublease agreements entered into in 2007 for the former LaMirada, CA facility. Restructuring charges of $4.1 million recorded in fiscal 2006 consist primarily of distribution center closure costs incurred in connection with our distribution center consolidation plan and call center closure costs resulting from the reduction in call centers we operate from seven to three. Restructuring charges for the first quarter 2011 and 2010 consisted mostly of interest accretion.
(4)	During the quarter ended December 31, 2007, as part of our annual impairment evaluation, we recorded a non-cash goodwill impairment charge of $87.3 million related to the goodwill associated with our acquisition of Alpha Shirt Company in September 2003. During the quarter ended December 31, 2008, as part of our annual impairment evaluation, we recorded an additional non-cash goodwill impairment charge of $50.9 million and a non-cash impairment charge of $11.6 million related to the value of our Alpha Trade Name asset. See Note 2 for more information.
(5)

We sold $175.0 million in 11 1/4% Senior Notes due 2010 in September 2003 to finance the Alpha acquisition and repay existing indebtedness of Broder and Alpha. In November 2004, we sold an additional $50.0 million in 11 1/4% Senior Notes due 2010 to repay a portion of our then-outstanding borrowings under our revolving credit facility. In

August 2006, we entered into an amended and restated revolving credit facility and wrote off $3.0 million of unamortized debt issuance costs related to the former revolving credit agreement. In the second quarter of fiscal 2009, the Company completed an Exchange Offer for the Company’s outstanding 2010 Notes. An aggregate of $213.5 million in principal amount of 2010 Notes were exchanged for $94.9 million aggregate principal amount of 2013 Notes. The 2013 Notes are recorded on the balance sheet at the value of the total future cash payments under the terms of the Notes, including both principal and interest payments, as required under the guidance provided by the applicable accounting guidance. As a result, we did not recognize any interest expense on the 2013 Notes in fiscal 2010 or 2009 and do not anticipate recognizing any interest expense on the 2013 Notes through their maturity.
(6)	We incurred legal and professional fees in connection with the troubled debt restructuring completed in the quarter ended June 30, 2009.
(7)	We recorded a gain on troubled debt restructuring of $10.5 million in fiscal 2009 as a result of the completion of an Exchange Offer for our 2010 Notes which was completed in the quarter ended June 30, 2009. See Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information.
(8)	Capital expenditures exclude non-cash capital expenditures financed through capital leases.
(9)	In May 2009, the Company issued its 2013 Notes with a face value $94.9 million. Under the guidance provided by the FASB, the 2013 Notes are carried on the Company’s balance sheet at the amount of the total future cash payments under the terms of the 2013 Notes, including both principal and interest payments. The following table presents a reconciliation of the face value of the 2013 Notes to their carrying value as of the respective balance sheet dates:

	March 31,		December 31,
	2011	2010	2010	2009
	(dollars in thousands)
Face value of 2013 Notes	$117,856	$101,985	$117,856	$101,985
Payment-in-kind notes issued April 15, 2010	—	7,649	—	7,649
Payment-in-kind notes issued October 15, 2010	—	8,222	—	8,222
Cash interest short-term	14,142	—	—	—
Cash interest long-term	28,284	42,426	42,426	42,426

Carrying value of 2013 Notes	$160,282	$160,282	$160,282	$160,282

Revolving credit facility	126,066	120,991	105,279	100,845
All other	7,420	17,732	18,000	16,215

Total debt and capital lease obligations	$293,768	$299,005	$283,561	$277,342

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

General

We are the leading distributor of imprintable activewear in the country and we operate the largest distribution network in the industry including eight distribution centers and ten “Express” facilities offering pickup room service. We offer next-day delivery to over 92% of the U. S. imprintable activewear customers and second-day service to over 98% of the market.

We estimate the size of the imprintable activewear market to be about $6 billion per year at wholesale prices. Imprintable activewear is undecorated or “blank” T-shirts, sweatshirts, sport shirts, and other imprintable “soft goods.” It is sold to apparel decorators and promotional product distributors who decorate it, or have it decorated, for a wide variety of purposes including awards, uniforms, team wear, souvenirs, retail, advertising, and corporate promotions. Nearly 68,000 promotional product distributors and apparel decorators bought products from us in the past year.

We purchase goods from more than 50 suppliers including Gildan, Jerzees, Hanes, Fruit of the Loom and Anvil. We also buy “better” and “best” products from such brands as Adidas Golf, Alternative Apparel, Ashworth, Bella, Canvas, alo and Champion. In addition, we develop and source our own private label brands: Devon & Jones, Chestnut Hill, Authentic Pigment, Harriton, HYP, Apples & Oranges and Harvard Square. Our assortment includes 44,000 SKUs intended to satisfy the imprintable activewear needs of our customers. We operate through the “Broder,” “Alpha” and “NES” brand names. Our

Broder, Alpha and NES catalog circulation is extensive, totaling approximately 1.3 million comprehensive catalogs that our customers use as selling tools.

The market had grown significantly in unit volume from 1997 through 2007, increasing at a compound annual growth rate of approximately 6%. As a result of the global economic crisis, the market shrank by more than 6% in 2008 and by approximately 14% in 2009. During 2010, the imprintable activewear market in the U.S. grew by approximately 6%.

Exchange Offer and Liquidity Considerations

During 2008, weakened economic conditions, largely attributable to the global credit crisis and erosion of consumer confidence, negatively impacted the markets in which we operate. As a result, we explored various strategic and financing alternatives. This process culminated in the consummation in May 2009 of an Exchange Offer for our $225.0 million aggregate principal amount of our 2010 Notes for $94.9 million of our newly issued 2013 Notes and a pro rata share of 96% of our outstanding common stock immediately after giving effect to the exchange offer. Our stockholders who held our common stock immediately prior to the Exchange Offer held 4% of our outstanding common stock immediately after giving effect to the Exchange Offer and received warrants to purchase 1,474,201 shares of our common stock in the Exchange Offer. We issued $94.9 million in aggregate principal amount of 2013 Notes in connection with the Exchange Offer. Also in May 2009, in connection with the Exchange Offer, we cancelled our previously outstanding Class A common stock and Class B common stock and converted our Class L common stock to a new single class of common stock and converted from a Michigan corporation to a Delaware corporation. Our new board of directors following the Exchange Offer also adopted a new management incentive plan that provides for the grant of nonqualified stock options to our officers and employees. A total of 810,811 shares of new common stock issued and outstanding upon the completion of the Exchange Offer are reserved for issuance under this plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 4 and 5 to our audited financial statements included elsewhere in this registration statement on Form 10 for more information.

Following the Exchange Offer, there were $11.5 million in principal amount of 2010 Notes outstanding. These notes matured in October 2010, upon which the entire outstanding principal amount of the 2010 Notes, together with accrued and unpaid interest, were paid utilizing funds borrowed under our revolving credit facility. As of March 31, 2011, we had $4.7 million in cash recorded on our balance sheet and $29.1 million of available borrowing capacity on our revolving credit facility. As of December 31, 2010, we had $4.8 million in cash recorded on our balance sheet and $40.0 million of available borrowing capacity on our revolving credit facility.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

The following table sets forth the amounts and the percentages of net sales that items in the statement of operations constituted for the periods indicated:

	Three Months Ended March 31,
	2011		2010
Net sales	$173.9	100.0%	$153.5	100.0%
Cost of sales (exclusive of depreciation and amortization as shown below)	139.4	80.2	126.6	82.5

Gross profit	34.5	19.8	26.9	17.5
Warehousing, selling and administrative expenses	25.2	14.5	25.9	16.9
Depreciation and amortization	2.7	1.6	4.2	2.7
Restructuring charges	0.1	0.1	0.1	0.1

Income (loss) from operations	6.5	3.7	(3.3)	(2.1)
Interest expense, net	2.0	1.2	2.7	1.8
Income tax provision	0.2	0.1	0.5	0.3

Net income (loss)	$4.3	2.5%	$(6.5)	(4.2)%

Three months ended March 31, 2011 compared to the three months ended March 31, 2010

Net Sales. Net sales increased by approximately $20.4 million, or 13.3%, from $153.5 million for the three months ended March 31, 2010 to $173.9 million for the three months ended March 31, 2011. This increase resulted from an increase in average selling prices primarily due to cost increases imposed by manufacturers which we passed along to our customers in the form of higher average selling prices combined with a change in product mix (estimated impact of $15.2 million) and an increase in unit volume (estimated impact of $5.2 million).

Gross Profit. Gross profit increased by $7.6 million, or 28.3%, from $26.9 million for the three months ended March 31, 2010 to $34.5 million for the three months ended March 31, 2011. The increase in gross profit was attributable to an increase in units sold and management’s continued focus on improved pricing and purchasing activities. Gross margin was 19.8% and 17.5% for the three months ended March 31, 2011 and 2010, respectively.

Warehousing, Selling and Administrative Expenses (including depreciation and amortization). Warehousing, selling and administrative expenses, including depreciation and amortization, decreased $2.2 million, or 7.3%, from $30.1 million for the three months ended March 31, 2010 to $27.9 million for the three months ended March 31, 2011. The decrease was primarily the result of: (i) a $1.5 million decrease in depreciation and amortization expense as assets have become fully depreciated and definite-lived intangible assets have become fully amortized; (ii) $0.4 million in lower amortized catalog expense; and (iii) $0.4 million in lower variable distribution center expense due to improved efficiency.

Restructuring Charges. As more fully described in Note 5 to the unaudited condensed financial statements included elsewhere in this registration statement on Form 10, we recorded restructuring charges of $0.1 million during both three-month periods ended March 31, 2011 and 2010. During both three-month periods such restructuring charges consisted of interest accretion on restructuring charges which have been accrued for previously but not yet paid.

Income or Loss from Operations. As a result of the factors described above, income from operations increased by approximately $9.8 million, from a loss of $3.3 million for the three months ended March 31, 2010 to income of $6.5 million for the three months ended March 31, 2011.

Interest Expense, net. Interest expense, net was $2.0 million and $2.7 million for the three months ended March 31, 2011 and March 31, 2010, respectively. The reduced interest expense is due primarily due to lower average interest rates under our revolving credit facility and the absence of interest expense on the Company’s 2010 Notes which matured in October 2010. The three months ended March 31, 2010 included approximately $0.3 million of interest expense on the 2010 Notes. No interest expense has been or will be recognized on our 2013 Notes. All cash interest payments on the 2013 Notes are treated as a reduction of their carrying value as required under authoritative guidance (see Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information).

Income Tax Provision. Income tax expense was approximately $0.2 million for the three months ended March 31, 2011 and $0.5 million for the three months ended March 31, 2010. The difference between the U.S. federal statutory rate and the effective tax rate relates primarily to temporary differences between book and taxable income during the quarter. We recorded a $3.4 million reduction to our valuation allowance during the three months ended March 31, 2011. The valuation allowance for deferred tax assets at March 31, 2011 relates principally to the uncertainty of the utilization of certain deferred tax assets in various jurisdictions. The valuation allowance was calculated in accordance with the guidance provided by the FASB, which requires that a valuation allowance be established and maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Net Income or Loss. As a result of the factors described above, net income increased by $10.8 million from a net loss of $6.5 million for the three months ended March 31, 2010 to net income of $4.3 million for the three months ended March 31, 2011.

RESULTS OF OPERATIONS FOR FISCAL YEARS 2010, 2009 AND 2008

The following table sets forth the amounts and the percentages of net sales that items in the statement of operations constitute for the periods indicated:

Fiscal Year 2010 Compared to Fiscal Year 2009

	Fiscal Year Ended December 31,
	2010		2009		Increase/(Decrease)
	(dollars in millions)
Net sales	$791.3	100.0%	$705.2	100.0%	$86.1	12.2%
Cost of sales (exclusive of depreciation and amortization as shown below)	644.2	81.4	588.1	83.4	56.1	9.5

	Fiscal Year Ended December 31,
	2010		2009		Increase/ (Decrease)
	(dollars in millions)
Gross profit	147.1	18.6	117.1	16.6	30.0	25.6
Warehousing, selling and administrative expenses	101.6	12.8	102.0	14.5	(0.4)	(0.4)
Depreciation and amortization	14.6	1.8	17.2	2.4	(2.6)	(15.1)
Restructuring charges, net	(0.3)	—	2.3	0.3	(2.6)	(113.0)

Income (loss) from operations	31.2	3.9	(4.4)	(0.6)	35.6	809.1
Interest expense, net	11.2	1.4	17.8	2.5	(6.6)	(37.1)
Other financing fees	—	—	1.5	0.2	(1.5)	(100.0)
Gain on troubled debt restructuring	—	—	(10.5)	(1.5)	10.5	100.0
Income tax provision	3.3	0.4	—	—	3.3	—

Net income (loss)	$16.7	2.1%	$(13.2)	(1.9)%	$29.9	226.5%

Net Sales. Net sales increased by approximately $86.1 million, or 12.2%, from $705.2 million for the year ended December 31, 2009 to $791.3 million for the year ended December 31, 2010. This increase resulted from an increase in unit volume (estimated impact of $80.1 million) and an increase in average selling prices that resulted from cost increases imposed by manufacturers which we passed along to our customers in the form of higher average selling prices in July, September and October 2010 (estimated impact of $6.0 million).

Gross Profit. Gross profit increased by $30.0 million, or 25.6%, from $117.1 million for the year ended December 31, 2009 to $147.1 million for the year ended December 31, 2010. Gross margin was 18.6% and 16.6% for the years ended December 31, 2010 and 2009, respectively. The increase in gross profit was attributable to higher unit volumes, the result of selling products in the third and fourth quarters of 2010 which we had purchased in prior quarters when their costs were lower, and our continued focus on improved pricing and purchasing activities. We increased our selling prices in response to each of the cost increases imposed by manufacturers and achieved higher gross margins during the third and fourth quarters 2010 relative to the third and fourth quarters 2009 as we sold through inventory with pre-price increase costs. We estimate that of the $30.0 million increase in gross profit over fiscal 2009, approximately $13 million was due to the benefit resulting from cotton prices increases. During the fourth quarter 2010, we increased our inventory reserves by $6.5 million due to the anticipated reduction in selling prices for some of our private label products that were discontinued as of December 2010 and in prior years. The selling price reductions will permit us to increase the rate of sales on these slower-moving, discontinued styles during 2011.

Warehousing, Selling and Administrative Expenses (Including Depreciation and Amortization). Warehousing, selling and administrative expenses, including depreciation and amortization, decreased $3.0 million, or 2.5%, from $119.2 million for the year ended December 31, 2009 to $116.2 million for the year ended December 31, 2010. The decrease was primarily the result of: (i) a $2.6 million decrease in depreciation and amortization expense; (ii) a $2.5 million reduction in catalog expense; and (iii) the absence of $0.5 million in consulting and professional fees related to the Exchange Offer which were included in fiscal 2009, partially offset by (iv) a $2.7 million increase in variable operating expense driven by higher unit volumes.

Restructuring Charges, Net. As more fully described in Note 15 to the audited financial statements included elsewhere in this registration statement on Form 10, we recorded net restructuring charges of $(0.3) million and $2.3 million during the years ended December 31, 2010 and 2009, respectively. The credit to restructuring charges during the year ended December 31, 2010 was the result of our executing a sublease for unused space at one of our closed facilities and a reduction of $0.3 million due to a change in the estimate of future real estate taxes payable at one of our closed facilities, net of $0.5 million in interest accretion on restructuring charges which have been accrued but not yet paid. During the year ended December 31, 2009, restructuring charges consisted of $1.4 million resulting from a rent increase at one of our closed facilities due to a change in the counterparty to our lease agreement, interest accretion of $0.6 million and severance charges of $0.4 million. The 2009 severance expense is related to a workforce reduction which was completed in March 2009.

Income or Loss from Operations. As a result of the factors described above, income from operations increased by approximately $35.6 million, from a loss of $4.4 million for the year ended December 31, 2009 to income of $31.2 million for the year ended December 31, 2010.

Interest Expense, net. Interest expense, net was $11.2 million and $17.8 million for the years ended December 31, 2010 and December 31, 2009, respectively. The reduced interest expense is primarily due to the restructuring of the debt related to our 2010 Notes. The year ended December 31, 2009 included approximately $9.1 million of interest expense on the 2010 Notes compared with approximately $1.1 million in the year ended December 31, 2010. The decrease was partially offset by increased interest on our revolving credit facility which increased to $9.7 million in the year ended December 31, 2010 from $8.1 million in the year ended December 31, 2009 due to higher average interest rates under the revolving credit facility. No interest expense has been or will be recognized on our 2013 Notes. All cash interest payments on the 2013 Notes are treated as a reduction of their carrying value as required under authoritative guidance (see Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information).

Other Financing Costs. Other financing fees of $1.5 million were incurred in the year ended December 31, 2009 related to the debt restructuring transaction. The costs consisted of approximately $1.1 million of professional fees related to Chapter 11 bankruptcy contingency planning, and $0.4 million for the review of strategic alternatives and other corporate matters related to the debt restructuring (see Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information).

Gain on Troubled Debt Restructuring. As a result of the debt restructuring transaction which occurred during the year ended December 31, 2009, we recognized a gain of $10.5 million (see Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information).

Income Tax Provision. Income tax expense for the year ended December 31, 2010 was $3.3 million compared income tax expense of less than $0.1 million for the year ended December 31, 2009. The difference between the U.S. federal statutory rate and the effective tax rate for the year ended December 31, 2010 relates primarily to the COD income reserve for unrecognized tax benefits, state tax expense and the valuation allowance recorded during the year. The difference between the U.S. federal statutory rate and the effective rate for the year ended December 31, 2009 relates primarily to the valuation allowance recorded during the period. Due to the impact of the exchange transaction and attribute reduction on our net deferred tax asset position, we recorded a $14.0 million decrease to our valuation allowance during the year ended December 31, 2010. The remaining valuation allowance for deferred tax assets at December 31, 2010 relates principally to the uncertainty of the utilization of certain deferred tax assets in various jurisdictions. The valuation allowance was calculated in accordance with the applicable guidance for such matters, which requires that a valuation allowance be established and maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Net Income or Loss. As a result of the factors described above, net income increased by $29.9 million from a net loss of $13.2 million for the year ended December 31, 2009 to net income of $16.7 million for the year ended December 31, 2010.

Fiscal Year 2009 Compared to Fiscal Year 2008

	Fiscal Year Ended December 31,
	2009		2008		Increase/(Decrease)
	(dollars in millions)
Net sales	$705.2	100.0%	$926.1	100.0%	$(220.9)	(23.9)%
Cost of sales (exclusive of depreciation and amortization as shown below)	588.1	83.4	762.1	82.3	(174.0)	(22.8)

Gross profit	117.1	16.6	164.0	17.7	(46.9)	(28.6)
Warehousing, selling and administrative expenses	102.0	14.5	127.7	13.8	(25.7)	(20.1)
Depreciation and amortization	17.2	2.4	18.0	1.9	(0.8)	(4.4)
Restructuring charges, net	2.3	0.3	2.7	0.3	(0.4)	(14.8)
Goodwill and trade name impairment	—	—	62.5	6.7	(62.5)	(100.0)

Loss from operations	(4.4)	(0.6)	(46.9)	(5.1)	42.5	(90.6)
Interest expense, net	17.8	2.5	35.7	3.9	(17.9)	(50.1)
Other financing fees	1.5	0.2	—		1.5	—
Gain on troubled debt restructuring	(10.5)	(1.5)	—		(10.5)	—
Income tax benefit	—	—	(13.7)	(1.5)	13.7	(100.0)

Net loss	$(13.2)	(1.9)%	$(68.9)	(7.4)%	$55.7	(80.8)%

Net Sales. Net sales decreased by approximately $220.9 million, or 23.9%, from $926.1 million for the year ended December 31, 2008 to $705.2 million for the year ended December 31, 2009. This decrease resulted from the combination of a decrease in unit volume (estimated impact of $221.0 million) partially offset by an increase in average selling prices and product mix (estimated impact of $0.1 million). The decrease in unit volume was due to soft demand in the market resulting from weakened U.S. economic conditions, market share loss due to insufficient vendor financing beginning in January 2009 through mid-May 2009 when we announced that we had successfully completed the Exchange Offer, and our customers were concerned about our future and placed orders with competitors.

Gross Profit. Gross profit decreased by $46.9 million, or 28.6%, from $164.0 million for the year ended December 31, 2008 to $117.1 million for the year ended December 31, 2009. The decrease in gross profit was attributable to lower unit volumes and lower gross profit per unit. Gross margin was 16.6% and 17.7% for the years ended December 31, 2009 and December 31, 2008, respectively.

Warehousing, Selling and Administrative Expenses (Including Depreciation and Amortization). Warehousing, selling and administrative expenses, including depreciation and amortization, decreased $26.5 million, or 18.2%, from $145.7 million for the year ended December 31, 2008 to $119.2 million for the year ended December 31, 2009. The decrease was primarily the result of: (i) an $11.9 million reduction in personnel expenses resulting from the December 2008 and March 2009 headcount reductions; (ii) a $10.3 million reduction in variable operating expenses mainly due to lower distribution center and call center operating expenses due to lower volumes, and to a lesser extent, improved efficiency; (iii) $3.1 million in lower bad debt expense; (iv) $1.3 million in lower marketing events and direct mail expense; (v) $1.1 million in lower depreciation expense; (vi) $0.9 million in lower utilities expense; (vii) $0.7 million in lower information technology consulting and website expense; and (viii) a $0.2 million net reduction in all other warehouse, selling and administrative expenses, partially offset by (ix) a $1.8 million increase in bonus expense; and (x) a $1.2 million increase in catalog expense.

Restructuring Charges, Net. As more fully described in Note 15 to the audited financial statements included elsewhere in this registration statement on Form 10, we recorded restructuring charges of $2.3 million and $2.7 million during the years ended December 31, 2009 and December 31, 2008, respectively. During the year ended December 31, 2009, restructuring charges consisted of $1.4 million resulting from a rent increase at one of our closed facilities due to a change in the counterparty to our lease agreement, interest accretion of $0.6 million and severance charges of $0.4 million. The 2009 severance expense was related to a workforce reduction which was completed in March 2009. During the year ended December 31, 2008, restructuring charges consisted of $1.1 million in severance charges, $0.7 million in interest accretion and $1.4 million resulting from changes in sublease assumptions partially offset by a reduction to the restructuring charge of approximately $0.5 million as we executed a buyout agreement for one of our closed facilities. The severance expense included approximately $1.0 million related to a workforce reduction announced by us in December 2008.

Goodwill and Trade Name Impairment. Following our fiscal 2008 annual test for impairment, we determined that the full amount of the remaining goodwill for Alpha and Broder had become impaired. As a result of weakened demand for our products in the fourth quarter of fiscal 2008 and anticipated weakened demand in 2009 relative to the same periods in fiscal 2008, we recorded non-cash impairment charges of $39.0 million and $11.9 million for goodwill for Alpha and Broder, respectively, in the fourth quarter of 2008. In addition, following our fiscal 2008 annual test for impairment of our Alpha Trade Name asset, we determined that an impairment had occurred and we recorded a non-cash impairment charge of $11.6 million in the fourth quarter of 2008 and have determined that such asset has a nine year life.

Loss from Operations. As a result of the factors described above, loss from operations decreased by approximately $42.5 million, from a loss of $46.9 million for the year ended December 31, 2008 to a loss of $4.4 million for the year ended December 31, 2009.

Interest Expense. Interest expense, net was $17.8 million and $35.7 million for the years ended December 31, 2009 and December 31, 2008, respectively. The reduced interest expense is primarily due to the restructuring of the debt related to our 2010 Notes. The year ended December 31, 2009 included approximately $9.1 million of interest expense on the 2010 Notes compared with approximately $27.0 million in the year ended December 31, 2008. All cash interest payments on the 2013 Notes are treated as a reduction of their carrying value as required under authoritative guidance (see Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information).

Gain on troubled debt restructuring. As a result of the debt restructuring transaction which occurred during the quarter ended June 30, 2009, we recognized a gain of $10.5 million (see Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information).

Income Taxes. There was an income tax provision of less than $0.1 million for the year ended December 31, 2009 compared to an income tax benefit of $13.7 million for the year ended December 29, 2008. The difference between the U.S. federal statutory rate and the effective benefit rate relates primarily to the valuation allowance recorded during the year. Due to our continued net operating losses and our net deferred tax asset position, we recorded a $0.7 million increase to our valuation allowance during the year ended December 31, 2009. The valuation allowance for deferred tax assets related principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss carryforwards in various jurisdictions. The valuation allowance was calculated in accordance with the applicable authoritative guidance, which requires that a valuation allowance be established and maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Net Loss. As a result of the factors described above, net loss decreased by $55.7 million from a net loss of $68.9 million for the year ended December 31, 2008 to a net loss of $13.2 million for the year ended December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Three months ended March 31, 2011 compared to the three months ended March 31, 2010. Net cash used in operating activities was $12.5 million for the three months ended March 31, 2011 compared with cash used in operating activities of $23.0 million for the three months ended March 31, 2010. The decrease in cash used in operating activities was principally due to an increase in accounts payable of $31.2 million for the three months ended March 31, 2011 compared to a decrease of $6.8 million for the three months ended March 31, 2010 and improved net income of $4.3 million for the three months ended March 31, 2011 compared to a net loss of $6.5 million for the three months ended March 31, 2010. These increases were partly offset by an increase in inventory of $36.0 million for the three months ended March 31, 2011, compared to an increase of $6.5 million in the same period in the prior year and a decrease in accrued liabilities and other of $12.2 million for the three months ended March 31, 2011 compared to decrease of $4.7 million in the three months ended March 31, 2010.

Net cash used in investing activities was $0.4 million and $0.1 million for the three months ended March 31, 2011 and 2010, respectively. The increase is due to more fixed asset purchases in the current year.

Net cash provided by financing activities was approximately $12.7 million for the three month period ended March 31, 2011 compared to cash provided by financing activities of $24.4 million for the three months ended March 31, 2010. The change in financing cash flows is primarily the result of net borrowings on our revolving credit facility during the three months ended March 31, 2011 of $10.8 million compared to net borrowings of $20.1 million in the three months ended March 31, 2010 combined with an increase in book overdraft position during the three months ended March 31, 2011 of $2.5 million compared to a $5.6 million increase during the three months ended March 31, 2010.

Fiscal year 2010 compared to fiscal year 2009. Net cash provided by operating activities was $5.2 million for the year ended December 31, 2010 compared with cash provided by operating activities of $71.5 million for the year ended December 31, 2009. The decrease in cash flows from operating activities was principally due to increases in inventory and accounts receivable balances of $5.1 million and $14.8 million, respectively, in the year ended December 31, 2010, compared with decreases in inventory and accounts receivable of $67.3 million and $6.6 million for the year ended December 31, 2009, respectively. The increases in inventory and accounts receivable were partially offset by improved net income of $16.7 million for the year ended December 31, 2010 compared to a net loss of $13.2 million in the prior year.

Net cash used in investing activities was $1.1 million and $0.9 million for the years ended December 31, 2010 and 2009, respectively. The increase was due to more fixed asset purchases in the current year.

Net cash used in financing activities was approximately $2.3 million for the year ended December 31, 2010 compared to $70.3 million for the year ended December 31, 2009. The change in financing cash flows was primarily the result of net borrowings on our revolving credit facility during the year ended December 30, 2010 of $14.4 million compared to net repayments of $49.2 million in the year ended December 31, 2009. Net cash used in financing activities included $11.5 million for the repayment of our 2010 Notes in the year ended December 31, 2010 and $13.0 million in financing fees in the year ended December 31, 2009.

Fiscal year 2009 compared to fiscal year 2008. Net cash provided by operating activities was $71.5 million for fiscal 2009 compared to cash used in operating activities of $8.8 million for fiscal 2008. The increase in cash flows from operating activities was principally due to a decrease in the inventory balance of $67.3 million in fiscal 2009 compared to an increase of $43.2 million in fiscal 2008, partially offset by a decrease in net accounts payable, and accrued liabilities and other of $5.6 million in fiscal 2009 compared with an increase of $24.7 million in fiscal 2008.

Net cash used in investing activities was $0.9 million and $2.8 million for fiscal 2009 and 2008, respectively. The decrease was primarily due to lower fixed asset expenditures in fiscal 2009.

Net cash used in financing activities was approximately $70.3 million for fiscal 2009 compared to net cash provided by financing activities of $9.7 million for fiscal 2008. The change in cash flows from financing activities was primarily attributable to the change to net repayments on our revolving credit facility of $49.2 million during fiscal 2009 compared to net borrowing of $47.3 million in fiscal 2008 and the payment in fiscal 2009 of financing fees of $13.0 million and consent fees of $2.1 million, partially offset by a decrease in our book overdraft position of $1.0 million in fiscal 2009 compared to a decrease of $32.8 million in fiscal 2008.

Liquidity

In August 2006, we entered into an amended and restated credit agreement (the “Credit Agreement”) which provided for aggregate revolver borrowings of up to $225.0 million (subject to borrowing base availability), including a provision for up to $25.0 million of letters of credit. In April 2009, we entered into an amendment, waiver and consent (the “First Amendment”) of our revolving credit facility, which reduced the commitment to $200.0 million.

In October 2010, we entered into a Second Amended and Restated Credit Agreement (as amended from time to time, the “Amended Credit Agreement”) with Bank of America, N.A. as Administrative Agent and Bank of America, N.A. and General Electric Capital Corporation as Co-Collateral Agents. The Amended Credit Agreement amended and restated in its entirety our Credit Agreement, which was scheduled to mature on August 31, 2011.

The Amended Credit Agreement provides for a $175.0 million revolving credit facility and a $10.0 million first-in, last-out facility (the “FILO facility”). The revolving credit facility and the FILO Facility may be used for working capital and other lawful corporate purposes of the Company. The revolving credit facility matures on October 13, 2014. The FILO facility matured on January 31, 2011 and was repaid using funds from the revolving credit facility.

On March 28, 2011, we increased our revolving credit facility commitment from $175.0 million to $215.0 million. In connection with this increase, we entered into the First Amendment to the Amended Credit Agreement, which modifies the Amended Credit Agreement by (i) acknowledging an increase from $175.0 million to $215.0 million to the aggregate revolving facility and (ii) amending a component of the borrowing base to provide that it shall not exceed the greater of (A) $215.0 million and (B) the amount of the Indenture Borrowing Base (as defined in the credit agreement).

As of March 31, 2011, outstanding borrowings on the Amended Credit Agreement were $126.1 million, and outstanding letters of credit were $7.8 million, which left $29.1 million of available borrowing capacity as determined by borrowing base availability. See Note 2 to the unaudited condensed financial statements included elsewhere in this registration statement for more information. As of December 31, 2010, outstanding borrowings on the Amended Credit Agreement were $115.3 million, and outstanding letters of credit were $7.7 million, which left $40.0 million of available borrowing capacity as determined by borrowing base availability. See Note 6 to the audited financial statements included elsewhere in this registration statement for more information.

We have relied primarily upon cash flow from operations and borrowings under our revolving credit facility to finance operations, capital expenditures and debt service requirements. Borrowings and availability under the revolving credit facility fluctuate due to seasonal demands. Historical borrowing levels have reached peaks during the middle of a given year and low points during the last quarter of the year.

Historically, our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, allowed us to meet our obligations during the seasonal low period, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business.

Our business is sensitive to the business cycle of the national economy. Deterioration in general economic conditions adversely affect demand for our products, and cause sales of our products to decrease. In addition, slowdowns in economic activity result in our customers shifting their purchases towards lower-priced products, such as T-shirts, which adversely affects gross profit margin. The economic downturn negatively impacted the imprintable activewear market, causing a dramatic decrease in sales during the fourth quarter of 2008 which continued into 2009. In 2008, the market for imprintable activewear shrank by more than 6%. It shrank at least 11% in the fourth quarter of 2008 and it shrank by approximately 14% in 2009. During 2010, the imprintable activewear market in the U.S. rebounded and grew by approximately 6% in units sold.

During fiscal year 2008, cash flow from operating activities decreased $29.9 million compared to fiscal year 2007. This decrease in cash flow from operating activities resulted in significant challenges to liquidity. During the fourth quarter 2008, adverse economic conditions coupled with a decline in revenues, gross profits and operating margins described above, as well as uncertainty about our ability to make a $12.7 million interest payment due in April 2009, resulted in reduced trade credit terms from several of our key suppliers. The reduction in trade credit led to lower inventory levels, which reduced our borrowing capacity under our revolving credit facility.

On April 17, 2009, we launched the Exchange Offer for all of our outstanding $225.0 million aggregate principal amount of 2010 Notes. In exchange for their 2010 Notes, note holders who participated in the exchange were entitled to receive our newly issued 2013 Notes and a pro rata share of our newly issued common stock. On May 20, 2009, we completed the Exchange Offer, with an aggregate of $213.5 million in principal amount of 2010 Notes exchanged for $94.9 million aggregate principal amount of 2013 Notes and 9,600,001 shares of our new common stock (representing 96% of our outstanding common stock immediately after giving effect to the Exchange Offer). Holders of 2010 Notes also received an amount in cash equal to $10 per $1,000 principal amount of 2010 Notes tendered prior to the consent time of the Exchange Offer. Approximately $11.5 million in aggregate principal amount of the 2010 Notes remained outstanding after the Exchange Offer, which 2010 Notes matured in October 2010. In October 2010, the entire outstanding principal amount of the 2010 Notes, together with accrued and unpaid interest, was paid utilizing funds borrowed under our Amended Credit Agreement.

The indenture governing the 2013 Notes, among other things, (1) restricts our ability and our subsidiaries, including the guarantors of the 2013 Notes, to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates, (2) prohibits certain restrictions on the ability of certain of our subsidiaries, including the guarantors of the 2013 Notes, to pay dividends or make certain payments to us and (3) places restrictions on our ability and our subsidiaries, including the guarantors of the 2013 Notes, to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture related to the 2013 Notes also contains various covenants which limit the management’s discretion in the operation of our businesses.

In connection with the Exchange Offer, we realized COD income in the amount of $143.8 million. For federal tax purposes, we have elected to defer $80.3 million of this COD income pursuant to Section 108(i) of the Internal Revenue Code. As a result, we may include this COD income in our gross income ratably over a five-year period beginning in 2014. We also deferred $74.2 million in related OID which we will include in our expense ratably over the same five-year period beginning 2014. Under recently enacted Internal Revenue Service Regulations, all or a portion of the corresponding deferred tax liability could be accelerated if we change our tax status, cease our corporate existence in a transaction to which Section 381(a) of the Internal Revenue Code (i.e., the corporate acquisition rules) does not apply, or we engage in a transaction that impairs, in any way, our ability to pay the tax liability associated with the deferred COD income. The acceleration of such deferred tax liabilities could have a material adverse effect on our results of operations, financial condition and cash flows. Management reviews transactions to which the Company is or may become party with a view to preserve the deferred tax liabilities recognized in connection with the Exchange Offer.

Going Concern and Covenant Compliance

Following completion of the Exchange Offer and related transactions which were designed to obtain stable bank financing and stable debt securities financing, our management believes that we can maintain stable vendor financing. Subsequent to the May 2009 announcement that approximately 95% of the 2010 Notes were validly tendered and not withdrawn, key suppliers increased credit limits and began shipping significant amounts of inventory on commercially reasonable terms. None of our key suppliers require us to pay cash in advance or cash on delivery.

Management believes that we have the ability to manage cash flow and working capital levels, particularly inventory and accounts payable, to allow us to meet our current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business for fiscal 2011.

The assumptions used in evaluating our ability to continue as a going concern include estimated cash disbursements for capital expenditures and capital lease obligations; cash interest payments in respect of the 2013 Notes and interest on the Amended Credit Agreement and commercially reasonable payment terms to our trade creditors. Based on these assumptions and sensitivities to these assumptions, we expect to remain in compliance with the fixed charge coverage ratio covenant included in our Amended Credit Agreement during fiscal 2011.

Market data indicates that the market grew 6% during fiscal 2010, as measured in units sold. Management does not expect the market for imprintable activewear to decline during 2011 despite five price increases imposed by major suppliers from July 2010, but if the market for imprintable activewear should decline, management believes we have the ability to manage cash flow and working capital levels and remain in compliance with the fixed charge coverage ratio during 2011. In the event that year-over-year revenue and margin increases are less than our current assumptions due to a decline in the market for imprintable activewear or our performance relative to the market, management believes we have the ability to manage through the additional liquidity constraints by further reducing our variable operating expenses, including personnel costs to operate our distribution centers and call centers, and controlling the timing of certain of our cash disbursements. Our fulfillment costs are very responsive to volume and we have taken action to control our fixed operating expenses. In addition, whereas payables aged greater than 30 days past due per the terms of the original invoice date were required to be deducted from the borrowing base under the terms of an earlier credit agreement, the Amended Credit Agreement does not include that requirement.

Our revolving credit facility and the indenture that governs the 2013 Notes impose restrictive covenants on us. See Note 2 to our unaudited condensed financial statements and Note 6 to our audited financial statements, each included elsewhere in this registration statement for more information. The agreement governing the revolving credit facility also requires us to achieve specified financial results and maintain compliance with a specified financial ratio and satisfy other financial condition tests. Based on our assumptions and alternative scenarios to these assumptions, we expect to remain in compliance with the fixed charge coverage ratio covenant included in our Amended Credit Agreement during the remainder of fiscal 2011.

Our ability to comply with these ratios may be affected by events beyond management’s control. A breach of any of these restrictive covenants or the inability to comply with the required financial ratios could result in a default under the Amended Credit Agreement. If a default occurs, the lenders under the revolving credit facility may elect to declare all borrowings outstanding, together with all accrued interest and other fees, to be immediately due and payable which would result in an event of default under the 2013 Notes. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we were unable to repay outstanding borrowings when due, the lenders under the revolving credit facility will also have the right to proceed against our collateral, including available cash, granted to them to secure the indebtedness. If the indebtedness under the revolving credit facility or 2013 Notes were to be accelerated, our assets might not be sufficient to repay in full that indebtedness and our other indebtedness, which could cause us to seek protection under the U.S. Bankruptcy Code.

As a part of our business strategy, we may consider acquisitions of distributors with high local market share in regions that are not well served by our existing facilities. We have historically engaged in discussions with several potential acquisition candidates. Most of these discussions were preliminary in nature, with limited due diligence conducted. We cannot guarantee that any acquisitions will be consummated. If we do consummate any acquisition, it could be material to our business and require us to incur additional debt under our revolving credit facility or otherwise. There can be no assurance that additional financing will be available when required or, if available, that it will be on terms satisfactory to us.

OFF-BALANCE SHEET ARRANGEMENTS

The Amended Credit Agreement contains a provision for up to $25.0 million of letters of credit, subject to borrowing base availability and total amounts outstanding under the revolving credit agreement of $175.0 million. As of March 31, 2011 and December 31, 2010, we had approximately $7.8 million and $7.7 million, respectively, of outstanding letters of credit, primarily related to commitments for the purchase of inventory and collateral of leased real estate and other corporate matters.

We purchase product in the normal course through the use of short-term purchase orders representing quantities for normal business needs at current market prices.

CONTRACTUAL CASH OBLIGATIONS

The following table presents the aggregate amount of future cash outflows under our contractual cash obligations and commercial commitments as of March 31, 2011:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(dollars in millions)
Revolving credit facility	$126.1	$—	$—	$126.1	$—
2013 Notes(1)	160.3	14.1	146.2	—	—
Operating lease obligations(2)	82.9	14.3	33.3	22.5	12.8

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(dollars in millions)
Capital lease obligations, including interest	8.4	2.8	4.6	1.0	—

Total contractual cash obligations(3)	$377.7	$31.2	$184.1	$149.6	$12.8

(1)	Amounts include all future cash payments due under the terms of the notes, including both principal and interest. See Note 2 to the unaudited condensed financial statements included elsewhere in this registration statement on Form 10 for more information.
(2)	Operating lease payments have not been reduced by minimum sublease rentals of $1.6 million due to the Company in the future under noncancelable subleases.
(3)	The amounts included in this table exclude any interest payments which may be made related to our revolving credit facility. If the March 31, 2011 weighted average interest rate of 4.1% and balance outstanding of $126.1 million were to remain constant throughout the remainder of the revolving credit facility, our total future interest payments under the facility would be approximately $18.2 million.

We also have obligations related to uncertain income tax provisions. For more information, see Note 4 to our unaudited condensed financial statements found elsewhere in this registration statement on Form 10.

INFLATION

Prices of certain of the products we distribute, particularly T-shirts, are determined primarily based on market conditions, including the price of raw materials and available capacity in the industry. In general, we pass along to our customers any changes in the market price we pay for the products we distribute on a real-time basis.

Our major suppliers have implemented five cost increases since July 2010. As a result, the average unit cost of products we buy from our major suppliers has increased approximately 35% as of April 2011. Suppliers have publicly stated that the prices we paid for first quarter 2011 inventory purchases incorporated cotton prices in the range of $1.15 to $1.30 per pound of cotton. With spot cotton prices at roughly $1.81 and December 2011 futures prices at roughly $1.29 as of April 26, 2011, price reductions in 2011 appear unlikely. At the same time, demand for our products has grown through March 2011 unabated by higher prices.

Cotton apparel prices are not as volatile as cotton prices. Although cotton prices have risen more than threefold from March 2009 to March 2011, following the global economic crisis, to the present, cotton apparel prices have risen only 35%. The impact of cotton prices increases on more expensive cotton shirts such as knit sport shirts and on cotton-polyester blend shirts such as sweatshirts is significantly less than promotional T-shirts.

SEASONALITY

Historically, the first quarter of our fiscal year generates the lowest levels of net sales, gross profit and operating profit. Due to the level of fixed operating expenses, operating profit is normally significantly lower in the first quarter of our fiscal year. During 2010, first quarter net sales were approximately 19.4% of the total for the year and first quarter gross profit was approximately 18.3% of the total for the year. During 2009, first quarter net sales were approximately 21.5% of the total for the year and first quarter gross profit was approximately 21.3% of the total for the year. During fiscal year 2010, we earned combined operating income of $44.6 million in the second, third and fourth quarters compared to full year operating income of $45.6 million. During fiscal year 2009, we earned combined operating income of $2.5 million in the second, third and fourth quarters compared to full year operating loss of $4.5 million.

We have historically realized, and expect to continue to realize, slightly higher gross profit in the second half of the fiscal year. For fiscal years 2008 and 2009, 51% and 53%, respectively, of our net sales and gross profit occurred in the second half of the year. For fiscal year 2010, approximately 54% and 56% of our net sales and gross profit, respectively, occurred in the second half of the year. This seasonality is primarily a result of the sale of higher priced products during the second half of the year, such as sweatshirts and winter-oriented outerwear. Revenues and gross profit generated during the second half of 2010 were also favorably impacted by the cost increases imposed by major suppliers as noted above.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to the unaudited condensed financial statements and Note 2 to the audited financial statements each included elsewhere in this registration statement. While all significant accounting policies are important to our financial statements, some of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and require our most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. These estimates are based upon our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. We believe our most critical accounting policies are as follows:

Revenue Recognition. Revenue is recognized when title and risk of loss is transferred to the customer, which, for the majority of our customers who have FOB shipping point terms, is upon shipment of the product to the customer. Revenue includes selling price of the product and all shipping and handling costs paid by the customer. Under certain circumstances, customers may submit a claim for damaged or shorted shipments. Based on historical experience, we establish a reserve for potential returns through a reduction of sales at the time of sale. Our reserve for returns totaled $0.1 million at December 31, 2010. A 10% difference in our sales returns reserve would have impacted pre-tax results by less than $0.1 million. Revenue is further reduced at the time of sale for estimated customer-related incentives. These incentives primarily consist of volume and growth rebates.

Accounts Receivable. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which is included in bad debt expense. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. Historically, our actual losses have been consistent with the allowances provided. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our allowance for doubtful accounts was $8.8 million as of December 31, 2010. A 10% difference in our estimate provision for doubtful accounts would have impacted pre-tax results by $0.9 million.

Inventories. We maintain an allowance for potential losses on the disposal of our discontinued and slow moving inventory. Estimates for the allowance are based on past and estimated future sales of the product, historical realization of similar discontinued product and potential return of slow moving and discontinued product back to the mill. The allowance for excess and discontinued inventory was $12.8 million at December 31, 2010 and includes a $6.5 million increase to our inventory reserves recorded during the fourth quarter 2010 due to the anticipated reduction in selling prices for some of our private label products that were discontinued as of December 2010 and in prior years. A 10% difference in our estimated allowance for excess and discontinued inventory would have impacted pre-tax results by $1.3 million. Cost of sales includes (i) the cost of product, (ii) inbound and outbound freight costs, (iii) the costs of purchasing, receiving, inspecting and handling, and (iv) adjustments for various incentive programs offered to us by our vendors.

Income Taxes. We account for income taxes using an asset and liability approach which requires the recognition of deferred income tax assets and deferred income tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Due to our net operating losses and our net deferred tax asset position, we recorded additional valuation allowances of $0.7 million and $14.6 million during fiscal 2009 and 2008, respectively. In fiscal 2010, we recorded a reduction to the valuation allowance of $14.0 million.

Long-lived and Intangible Assets. Intangible assets are assets acquired that lack physical substance and that meet the specified criteria for recognition apart from goodwill. Intangible assets acquired are comprised mainly of customer relationships and trade names / trademarks. The fair value of trade names / trademarks is estimated by the use of a relief from royalty method, which values an intangible asset by estimating the royalties saved through the ownership of an asset. The royalty, which is based on a reasonable rate applied against forecasted sales, is tax-effected and discounted to present value using a discount rate commensurate with the relative risk of achieving the cash flow. The fair value of acquired customer relationships is estimated by the use of an income approach known as the excess earnings method. The excess earnings method measures economic benefit indirectly by calculating residual profit attributable to an asset after appropriate returns are paid to complementary or contributory assets. The residual profit is tax-effected and discounted to present value at an appropriate discount rate that reflects the risk factors associated with the estimated income stream. Determining the useful life of an intangible asset requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Management historically tested indefinite-lived intangible assets on at least an annual basis, or more frequently if necessary. In connection with the analysis, management tests for impairment by comparing the carrying value of intangible assets to its estimated fair value. Since quoted market prices are seldom available for intangible assets, we utilize present value techniques to estimate fair value. Common among such approaches is the “relief from royalty” methodology. This methodology estimates the direct cash flows associated with the intangible asset. Management must estimate the hypothetical royalty rate, discount rate, and residual growth rate to estimate the forecasted cash flows associated with the asset.

As of December 27, 2008, we had one indefinite-lived intangible asset, the Alpha trade name. In connection with its annual test for impairment as of December 27, 2008, management determined that the Alpha trade name was impaired and we recorded a trade name impairment charge of $11.6 million during the fourth quarter of 2008. Management also concluded that the Alpha trade name was no longer an indefinite-lived intangible asset and beginning in December 28, 2008 began to amortize the new carrying value of the trade name over nine years beginning in fiscal 2009. Had the fair value of our Alpha trade name been hypothetically lower than presently estimated by 10% as of December 27, 2008, the Alpha trade name would have been impaired by an additional $2.4 million.

Long-lived assets, including finite-lived intangible assets such as customer relationships, do not require that an annual impairment test be performed. Instead, we test long-lived assets for impairment upon the occurrence of a triggering event. Triggering events include the likely (i.e., more likely than not) disposal of a portion of such assets or the occurrence of an adverse change in the market involving the business employing the related assets. Significant judgments in this area involve determining whether a triggering event has occurred and re-assessing the reasonableness of the remaining useful lives of finite-lived assets by, among other things, validating customer attrition rates.

The impact of recently issued accounting pronouncements are discussed in Note 2 to the audited financial statements included elsewhere in this registration statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of March 31, 2011 and December 31, 2010, we had $126.1 and $115.3 million, respectively, of debt outstanding under our revolving credit facility. Our revolving credit facility is subject to variable interest rates. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the March 31, 2011 level of borrowings, we estimate that a one percentage point increase in interest on our variable rate debt agreements would have increased interest expense for the three months ended March 31, 2011 by approximately $0.3 million. Assuming the December 31, 2010 level of borrowings, we estimate that a one percentage point increase in interest on our variable rate debt agreements would have increased interest expense for fiscal 2010 by approximately $1.2 million.

We had entered into interest rate protection agreements whereby we contracted to pay a fixed interest rate in exchange for receipt of a variable rate. The $10.0 million notional principal amount under the interest rate protection agreement terminated in October 2008 and has not been renewed. We elected not to apply hedge accounting for the interest rate protection agreement. Accordingly, we recorded our interest rate swap at fair value on the balance sheet and recorded gains and losses on this contract as well as the periodic settlements of this contract through our statement of operations. We recorded other income of approximately $0.2 million during the year ended December 31, 2008.

At December 31, 2010, we had outstanding $117.9 million of our 2013 Notes (excluding future interest payments as disclosed in Note 4 to the audited financial statements included elsewhere in this registration statement on Form 10). As of December 31, 2009, we had outstanding $11.5 million of our 2010 Notes and $102.0 million of our 2013 Notes (excluding future interest payments).

We paid the April 2010 and October 2010 interest due on the 2013 Notes by issuing a total of $15.9 million in additional 2013 Notes. We believe that the fair value of our 2013 Notes was approximately $108.4 million at December 31, 2010, and $79.5 million at December 31, 2009. We believe the fair value of our 2010 Notes was approximately $10.4 million at December 31, 2009.

Item 3. Properties.

We are headquartered in Trevose, Pennsylvania, and operate eight distribution centers and ten Express locations nationwide. Our distribution facilities are located strategically throughout the country to take advantage of ground parcel service, shipping regions and population density. We use UPS for the vast majority of our shipments. Each of our facilities is leased. The leases for such facilities are scheduled to expire between 2011 and 2018. We believe our current facilities are generally well maintained and provide adequate warehouse and distribution capacity for future operations. Our facility locations at December 25, 2010 are listed below:

Location	Distribution Center	Express Facility	Call Center	Office	Sq. Feet (000s)(1)
Trevose, Pennsylvania				✓	46
Bolingbrook, Illinois	✓				425
Lewisberry, Pennsylvania	✓				413
Dallas, Texas	✓				358
Orlando, Florida	✓				340
Fresno, California	✓		✓		332
Duluth, Georgia	✓				321
Middleboro, Massachusetts	✓		✓	✓	290
Seattle, Washington	✓				160
Houston, Texas		✓			89
Charlotte, North Carolina		✓			63
Denver, Colorado		✓			63
St. Louis, Missouri		✓			33
Santa Fe Springs, California		✓		✓	33
St. Petersburg, Florida		✓	✓	✓	27
Philadelphia, Pennsylvania(2)		✓			25
Plymouth, Michigan(3)		✓			25
Louisville, Kentucky		✓			25
Bensenville, Illinois		✓			4

(1)	Includes warehouse and corporate space.
(2)	Total leased space is 286,000 square feet. Location previously served as a distribution center.
(3)	Total leased space is 117,000 square feet. Location previously served as a distribution center.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of June 30, 2011, the issued and outstanding stock of Broder Bros., Co. consisted of 10,136,155 shares of common stock.

Unless otherwise noted, the following table sets forth certain information regarding the ownership of common stock as of June 30, 2011, by (1) the beneficial owners of more than 5% of our common stock, (2) each current director and named executive officer and (3) all of our current directors and executive officers as a group. To our knowledge, each of such stockholders listed in the table below has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, or the “Exchange Act.” The percent of class is calculated based on the number of shares outstanding plus such option shares held by the person or aggregation of persons for which such percentage ownership is being determined. Except as noted below, the address for each of the directors and named executive officers is c/o Broder Bros., Co., Six Neshaminy Interplex, 6th Floor, Trevose, Pennsylvania 19053.

Name and Address	Common Stock
	Number of Shares		Percentage of Class
Principal Stockholders:
Bain Capital Fund VI, L.P., Bain Capital Fund VII, L.P. and Related Entities(1)	1,798,572	(6)	15.3%
Stonehill and Related Entities(2)	1,218,979		10.4%
Hare & Co. and Related Entities(3)	1,163,527		9.9%
H Partners and Related Entities(4)	975,965		8.3%
Moab Partners, L.P.(5)	853,827		7.3%

Name and Address	Common Stock
	Number of Shares	Percentage of Class
Directors and Named Executive Officers:
Edward Conard	—	—
Gregg Gardiner	—	—
David Heath	—	—
Michael Lundin	—	—
Thomas Myers	90,794	*
Henry Harrell	45,361	*
Martin Matthews	45,361	*
Norman Hullinger	46,143	*
Richard Emrich	9,456	*
All directors and executive officers as a group (nine persons)	237,115	2.0%

*	Less than one percent.
(1)	The address is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.
(2)	The address is Stonehill Capital Management, 885 Third Avenue, 30th Fl, New York, New York 10022.
(3)	The address is Hare & Co, One Wall St. 6th Fl, New York, NY 10286.
(4)	The address is 888 Seventh Avenue, 29th Floor, New York, New York 10019.
(5)	The address is 15 East 62nd Street, New York, New York 10065.
(6)	Consists of: (i) 364,622 shares of common stock held by BCF VI, L.P., (ii) 55,498 shares of common stock held by BCIP Associates II, (iii) 15,566 shares of common stock held by BCIP Associates II-B, (iv) 5,913 shares of common stock held by BCIP Associates II-C, (v) 31,262 shares of common stock held by BCIP Trust Associates II, (vi) 10,528 shares of common stock held by BCIP Trust Associates II-B, (vii) 1,215 shares of common stock held by PEP Investments PTY Ltd., (viii) 40,241 shares of common stock held by BCIP III; (ix) 9,249 shares of common stock held by BCIP T III; (x) 18,579 shares of common stock held by BCIP Associates III-B, LLC (“BCIP III-B”); (xi) 1,692 shares of common stock held by BCIP T Associates III-B, LLC (“BCIP T III-B”); (xii) 68,267 shares of common stock held by Bain Capital Fund VII, LLC-BICP Waived Fees (“Bain Fund VII BCIP”) and (xiii) 1,175,940 shares of common stock held by Bain Capital Fund VII, LLC (“Bain Fund VII”).

Item 5. Directors and Executive Officers.

The following is a list of our current directors and named executive officers:

Name	Age	Position
Thomas Myers	62	Chief Executive Officer and Director
Henry Harrell	51	Executive Vice President of Sales and Marketing
Martin J. Matthews	39	Chief Financial Officer
Norman Hullinger	52	Executive Vice President and Chief Operating Officer
Richard Emrich	56	Vice President of Human Resources
Edward Conard	54	Director
Gregg Gardiner	50	Director
David Heath	57	Director
Michael Lundin	51	Director

Thomas Myers, Chief Executive Officer and Director, has been Chief Executive Officer since October 2005 and a director of Broder since May 2000 and he has served as Executive Vice President of Bain Capital since May 2000. Prior to joining Bain Capital, Mr. Myers was the founding partner of Emanem Partners, an international strategy consulting firm, since October 1997. From February 1996 to October 1997, Mr. Myers was a senior advisor of the Parthenon Group.

Mr. Myers’s individual qualifications and skills include his in-depth knowledge of the Company’s business, operations and strategy, extensive knowledge of the imprintable activewear industry, financial expertise, strategic thinking and management skills.

Henry Harrell, Executive Vice President of Sales and Marketing, joined Broder in January 2010. Mr. Harrell is responsible for managing the Company’s selling, marketing, pricing and merchandising activities. Previously, Mr. Harrell was Vice President of Sales and Marketing at BWAY Corporation, a leading North American supplier of general line rigid metal and plastic containers. Mr. Harrell was responsible for sales and marketing for all BWAY products in the U.S. and Canada. Prior to assuming this role at BWAY, Mr. Harrell was Vice President of Sales and Marketing for BWAY’s North

American Packaging Corporation (NAMPAC) division since 2005. Prior to joining BWAY, Mr. Harrell worked at General Electric in its Advanced Materials division and in GE Polymerland.

Martin J. Matthews, Chief Financial Officer, was named Chief Financial Officer (CFO) in October 2007 and served as Corporate Controller of Broder since 2003 until being named CFO. Mr. Matthews has responsibility for the Company’s accounting, financial reporting, corporate taxation, risk management, credit and collections, treasury, and budgeting and planning activities. He was also actively involved in the merger integration and acquisition activities of Broder prior to being named chief financial officer. Prior to joining Broder, Mr. Matthews worked at UbiquiTel Inc. and Internet Capital Group, Inc., and he began his career with Ernst & Young LLP.

Norman Hullinger, Executive Vice President and Chief Operating Officer, has responsibility for distribution and call center operations as well as information technology and purchasing and inventory management. Mr. Hullinger served as Senior Vice President of Operations of Broder since November 2005 and joined Broder in March 2003 as Vice President of Operations. Previously, Mr. Hullinger was Senior Vice President of Operations of UBID, an online retailer, and a Vice President at Yahoo.

Richard Emrich, Vice President of Human Resources, joined Alpha Shirt Company in April 2002 as Vice President Human Resources, ultimately assuming the same role for Broder Bros., Co. Prior to joining Broder, Mr. Emrich was Executive Vice President Human Resources for Asian American Partners, a wholesale manufacturer and retailer of better traditional sportswear headquartered in Philadelphia. Mr. Emrich began his career in the Executive Training program with RH Macy’s, New York, having progressed through a variety of positions within the Human Resources division. Mr. Emrich holds the BA degree from Denison University and an MS degree from University of Pennsylvania.

Edward Conard was appointed to Broder’s board of directors in June 2009. Mr. Conard is an independent director and investor. He was a Managing Director of Bain Capital, LLC from March 1993 to December 31, 2007. Prior to joining Bain Capital, Mr. Conard was a director of Wasserstein Perella from 1990 to 1992 where he headed the firm’s Transaction Development Group. Previously, Mr. Conard was a Vice President at Bain & Company, where he headed the firm’s operations practice and managed major client relationships in the industrial manufacturing and consumer goods industries. Mr. Conard also has experience as both a product and manufacturing engineer in the automobile industry. Mr. Conard previously served as a director of Broder Bros., Co. from 2000 to 2009. Mr. Conard is also a director of Sensata Technologies, Unisource Worldwide, Inc. and Waters Corporation and previously served as a director of Innophos Holdings, Inc.

Mr. Conard’s individual qualifications and skills include leadership, management and operations experience in the industrial manufacturing and consumer goods industries. Mr. Conard also has experience as a director on public company boards.

Gregg Gardiner was appointed to Broder’s board of directors in May 2009 and focused on distressed investing at River Run Management, L.L.C., Mr. Gardiner focuses on a variety of distressed and special situation investments including service on creditors’ committees and corporate boards of directors. Mr. Gardiner has been involved in restructuring, capital formation and trading at several firms including: Salomon Brothers Inc.; Credit Suisse First Boston Inc.; and Kroll Zolfo Cooper LLC. Prior to this, he served in the United States Navy as a tactical fighter pilot and division officer. Mr. Gardiner holds a B.S. in Mechanical Engineering from Tufts University and an M.B.A. from Columbia University. He is also a Certified Insolvency and Restructuring Advisor.

Mr. Gardiner’s individual qualifications and skills include those gained during his career advising companies and working on restructurings and capital formation. Mr. Gardiner also has experience as a director on other company boards.

David Heath was appointed to Broder’s board of directors in June 2009. Mr. Heath worked for Nike, Inc. beginning in 1990 and ending in 2009. From 2007 until 2009, Mr. Heath was the Vice President of Global Sales. Prior to becoming Vice President of Global Sales, he had been the Vice President of U.S. Sales helping lead the business through one of its strongest growth periods. Prior to that, he had been Commerce Director for the Americas region, the first U.S. General Manager of Nike’s equipment division, Global Sales Director, and Apparel Sales Manager for the Southwestern United States.

Mr. Heath’s individual qualifications and skills include leadership, management and operations experience at a multi-national marketer of footwear, apparel and equipment.

Michael Lundin was appointed to the Company’s board of directors in June 2009. Mr. Lundin has been a Partner of Resilience Capital Partners since 2008. Prior to joining Resilience Capital Partners, Mr. Lundin was President and Chief Executive Officer of the Oglebay Norton Company, a miner, processor, transporter and marketer of industrial minerals and aggregates from December 2002 until February 2008, and was employed by Oglebay Norton since 2000 and served as a director since 2001. Oglebay Norton filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on February 23, 2004. Mr. Lundin is a Director of Rand Logistics, Avtron, Inc., Euramax Holdings, Inc., U.S. Concrete and the Cleveland Sight Center.

Mr. Lundin’s individual qualifications and skills include business leadership and operations experience in the industrial goods industry. In addition, Mr. Lundin has experience as a director on other public company boards.

Item 6. Executive Compensation.

Compensation Discussion and Analysis

Compensation Committee Membership and Organization. Two directors, Messrs. Gardiner and Heath, have served on our Compensation Committee (the “Committee”) since August 2009. Compensation decisions for 2010 regarding our named executive officers were made by the Committee. The Committee reviewed and took action on the recommendations of our Chief Executive Officer (“CEO”) as to the number of options to grant to each participant (other than the CEO) in the 2010 Executive Equity Incentive Plan. In the fourth quarter 2010, at the recommendation of the Committee, the Company engaged a qualified, independent consulting firm to provide competitive benchmarking for total compensation of its top nine executives.

Compensation Philosophy and Objectives. The Company’s philosophy and objectives in setting compensation policies are to provide compensation that will allow us to attract and retain superior executive talent. The Committee believes that executive compensation should align executives’ interests with the overall success of the Company by rewarding achievement of specific financial goals by the Company on an annual basis. To that end, the Committee believes executive compensation packages provided by the Company to its top nine executives should include a mix of both cash and equity-based compensation that reward performance as measured against established goals.

Setting Executive Compensation. Based on the foregoing objectives, the Company’s annual executive compensation is designed to motivate executives to achieve the business goals set by the Board and to reward the executives for achieving such goals. The base salaries, targeted bonus amounts and equity incentive awards, if any, are established for or granted to the Company’s top nine executives and based, in part, on the Committee’s understanding of the compensation amounts and forms paid to persons in comparable roles at other companies in the same or related industries and the Company’s need to attract and retain key personnel for whom the Company must compete in the market for such talent.

Components of Executive Compensation for Fiscal Year 2010

For the fiscal year ended December 25, 2010, the principal components of compensation for our named executive officers were:

Base Salaries. Base salaries for executive officers are established when executives are hired. Salaries are generally based on the experience, skills, knowledge and responsibilities required of the executive officers in their roles. Base salaries of executive officers in 2010 were in accordance with the terms of the executives’ employment agreements. Base salaries are typically reviewed upon a promotion or other change in job responsibility. One executive officer had his base salary increased effective on the first day of Fiscal 2011 upon the recommendation of a qualified, independent compensation consulting firm to the Committee after completion of a competitive benchmarking study for total compensation of our top nine executives.

2010 Executive Bonus Plan. Annual bonuses are intended to provide an incentive for improved Company performance in the short term. Participants in the 2010 Executive Bonus Plan were our top nine executives. Target bonus percentages were in accordance with the executive’s employment agreement, ranging from 33% to 100% of base salary. The 2010 Executive Bonus Plan was designed to reward achieving specific performance targets and “stretch” performance targets (the “Stretch”) for revenue; earnings before interest, taxes, depreciation and amortization; and return on investment. Achieving less than 80% of the performance targets (the “Thresholds”) would have resulted in no bonus payment. Achieving 100% of the performance target would have resulted in a payout of 100% of the target bonus in accordance with each executive’s employment agreement. Achieving the stretch performance target would have resulted in a maximum payout of 150% of target bonus. If results for any of the three performance measurements fell between the Threshold and the performance target, or between the performance target and Stretch, bonuses were to be paid based on a linear interpolation between two.

Bonus payments under the 2010 Executive Bonus Plan were calculated using individual bonus target percentages (expressed as a percentage of base salary) and our 2010 financial results. Our executive officers achieved the Stretch for the earnings before interest, taxes, depreciation and amortization and return on investment components of the plan and our executive officers achieved roughly the midpoint between the target and Stretch for the revenue component of the plan.

2010 Special Discretionary Bonus. The participants in this plan were two executives who bought stock in Broder Bros., Co. at the time of the acquisitions of Alpha in 2003 and NES Clothing in 2004. The Board agreed to award a Special Bonus of $160,000, net of taxes, so long as we earned $38.6 million of earnings before interest, taxes, depreciation and amortization in 2010, which we achieved. The Board approved this bonus plan because only two of eleven executives who purchased our equity in 2003 and 2004 remain employed by us and they lost the value of their investment in connection with the Exchange Offer, while the nine executives who voluntarily or involuntarily departed during years 2004 through 2009 put their shares to the Company (in accordance with their executive stock purchase agreements) and received at least the full value of their equity investments at the time of their voluntary or involuntary terminations.

2009 Performance Bonus Plan. In April 2009, the former board of directors approved a 2009 Performance Bonus for certain executives which entitled the executive to receive a performance bonus if and when the Company completed a successful financial restructuring. The bonus program was in recognition of the executive’s value to the Company in the restructuring effort, and ongoing commitment to stabilize and grow the business. The bonus was to be earned following the board of directors making the determination that the Company had (i) adequately restructured its financing so that the Company had achieved stable bank financing, stable bond financing, and stable vendor financing (collectively, a “Restructuring”), or (ii) closed the sale of a majority of its voting stock or assets to an unrelated third party (a “Sale”). The Performance Bonus was to be paid in two equal installments. The first installment was to be paid on the date that the Board had determined that either a Restructuring or a Sale had been completed (the “Performance Event Date”) and the second installment was to be paid six months after the Performance Event Date, each so long as the executive was continuously employed by the Company through the date of such installment payment. The board of directors determined that a Restructuring had been completed in July 2009. The first installment was paid to executives in July 2009 and the second installment was paid to executives in January 2010.

Long-Term Incentive Compensation. In August 2010, the board of directors approved the 2010 Executive Equity Incentive Plan (the “Plan”). The Plan is designed to provide incentives to present and future executives, officers and other employees of the Company through the grant of stock options and/or restricted shares of the Company’s common stock. The Plan provides for the issuance of up to 810,811 common shares. All stock options issued under the Plan shall have an exercise price per share of common shares of not less than 100% of the fair market value of such share on the date of grant and shall not be exercisable more than ten years after the date of grant.

The board of directors also approved a stock option grant under the plan to our named executive officers and certain other employees in August 2010. The options granted shall vest in two tranches. Tranch 1 options represent 50% of the options granted and were deemed fully vested and exercisable as of the grant date. Tranch 2 options represent the remaining 50% and shall vest and become exercisable with respect to the cumulative percentage of the Tranch 2 options as set forth opposite the dates in the table below if the participant is, and has been, continuously employed by us from the date of the grant agreement through such date:

Date	Cumulative Percentage of Options Exercisable and Vested	Cumulative Options Exercisable and Vested
January 1, 2011	33%	66,893
January 1, 2012	67%	135,813
January 1, 2013	100%	202,707

The Plan provided for the award of stock options on 25% of the common shares available under the Plan, or 202,703 shares, in 2011 (“2011 Options”) following the receipt from our independent auditors of our audited financial statements for fiscal 2010 and the completion of a valuation of our common shares. Unless a different allocation is determined and properly approved by the Committee prior to the grant date, the 2011 Options shall be allocated among all holders of options who are then employees of the Company pro rata based on the respective number of common shares underlying each such employees’ options as of immediately prior to the grant of the 2011 Options. The 2011 Options shall commence vesting as of January 1, 2011 and shall vest in equal amounts on each of the next four anniversary dates of January 1, 2012, January 1, 2013, January 1, 2014 and January 1, 2015.

In addition, the Plan provides for the issuance of 12.5% of the common or restricted shares available under the Plan, or 101,351 shares, in 2012 (“2012 Awards”) following the receipt from our independent auditors of our audited financial statements for fiscal 2011 and the completion of a valuation of our common shares. Unless a different allocation is determined and properly approved by the Committee prior to the grant date, the 2012 Awards shall be allocated among all holders of options who are then employees of the Company pro rata based on the respective number of common shares underlying each such employees’ options as of immediately prior to the grant of the 2012 Awards. The 2012 Awards shall commence vesting as of January 1, 2012 and shall vest in equal amounts on each of the next four anniversary dates of January 1, 2013, January 1, 2014, January 1, 2015 and January 1, 2016. The purchase price with respect to restricted shares granted as part of the 2012 Awards shall be as determined by the Committee at the time of grant.

One-eighth (or 12.5%) of the Common Shares available for grant under the Plan, or 101,351 Common Shares shall be held in reserve for future issuance at the Committee’s discretion in accordance with the Plan.

Compensation Committee Interlocks and Insider Participation

Mr. Myers participated in discussions with the Committee concerning executive officer compensation other than his own.

Employment Agreements

We have entered into employment agreements with some of our executive officers. Each employment agreement provides for an annual salary and a discretionary annual incentive cash bonus up to a percentage of the named executive officer’s base salary. Each of the agreements provides for a severance payment over a prescribed term in the event the named executive is terminated without “cause” or resigns for a “good reason” as those terms are defined in the relevant agreements. Each agreement also provides that no severance payment is due in the event of termination with cause, which term includes termination for willful misconduct, conviction of a felony, aiding a competitor, failure to perform duties or fraud. Each agreement further contains an agreement by the named executive officer not to compete with us for a defined term, which we believe is reasonable and consistent with industry guidelines.

Thomas Myers. We have entered into an employment agreement with Mr. Myers, dated September 1, 2006, under which Mr. Myers has agreed to serve as our Chief Executive Officer and President. The agreement provides that Mr. Myers shall be paid an annual base salary of $350,000 and shall be subject to the review of the Board on an annual basis. Mr. Myers’ current base salary is $350,000. Mr. Myers received a one-time payment of $66,667 upon execution of his employment agreement. The agreement entitles Mr. Myers to participate in a bonus plan with an opportunity to earn at least 100% of his base salary as a target bonus. The agreement also entitled Mr. Myers to receive reimbursement for all reasonable moving expenses if, within twelve months from the date of the employment agreement, Mr. Myers relocated his permanent residence to the Philadelphia, PA area. If Mr. Myers’s employment is terminated by us without cause, we are obligated to pay Mr. Myers any unpaid base salary through the date of termination, any accrued vacation pay, any annual bonus earned but not yet paid, his pro-rata share of the target bonus, a waiver of the costs of COBRA for 18 months, and severance equal to two years’ base salary at the salary rate in effect at the date of termination plus two years’ target bonus. If Mr. Myers’s employment is terminated by Mr. Myers for good reason, we are obligated to pay Mr. Myers any unpaid base salary through the date of termination, any accrued vacation pay, any annual bonus earned but not yet paid, pro-rata share of the target bonus, a waiver of the costs of COBRA for one year, and severance equal to one years’ base salary at the salary rate in effect at the date of termination plus one years’ target bonus. If Mr. Myers’s employment is terminated by us with cause or by Mr. Myers without a good reason, we are obligated to pay Mr. Myers any unpaid base salary through the date of termination. During the employment period and for the eighteen months thereafter, Mr. Myers is prohibited from directly or indirectly competing with us. The agreement entitles Mr. Myers to receive reimbursement for all reasonable expenses incurred by him in the course of performing his duties and responsibilities.

Henry Harrell. Mr. Harrell joined the Company in January, 2010 as Executive Vice President of Sales and Marketing. We have provided Mr. Harrell a term sheet summarizing his compensation. The term sheet provides that Mr. Harrell will be paid a base annual salary of $320,000, receive a guaranteed target bonus for 2010 of $240,000 (adjusted upwards ratably to a maximum of $360,000 if the Company exceeded its stretch performance targets under the Company’s 2010 Executive Bonus Plan) and receive a grant of 114,000 stock options (subject to an increase or decrease of 500 stock options). The term sheet provides for a severance payment of one year’s salary and bonus, other than for cause in connection with an involuntary termination or without “good reason” in the case of resignation, and containing customary one-year non-compete and non-solicit provisions.

Martin Matthews. We have entered into an employment agreement with Mr. Matthews, dated October 2, 2007, under which Mr. Matthews has agreed to serve as our Chief Financial Officer. The agreement provides that Mr. Matthews shall be paid $220,000 per annum and shall be subject to the review by the Board on an annual basis commencing January 1, 2008. Mr. Matthews’ current base salary is $220,000. The agreement further entitles Mr. Matthews to participate in a bonus plan with an opportunity to earn at least 50% of his base salary as the target bonus. If Mr. Matthews’ employment is terminated by us without cause or terminated by Mr. Matthews with good reason, we are obligated to pay Mr. Matthews any unpaid base salary through the date of termination, any accrued vacation pay, annual bonus earned but not yet paid, pro-rata share of the target bonus, a waiver of the costs of COBRA for one year, and severance equal to one years’ base salary at the salary rate in effect at the date of termination. If Mr. Matthews’ employment is terminated by us for cause or by Mr. Matthews without good reason, we are obligated to pay Mr. Matthews any unpaid base salary through the date of termination. During the employment period and for the twelve months thereafter, Mr. Matthews is prohibited from directly or indirectly competing with us. The agreement entitles Mr. Matthews to receive reimbursement for all reasonable expenses incurred by him in the course of performing his duties and responsibilities.

Norman Hullinger. We have entered into an employment agreement with Mr. Hullinger, dated May 20, 2004, under which Mr. Hullinger has agreed to serve as our Vice President, Operations. The agreement provided that Mr. Hullinger shall be paid $200,000 per annum and shall be subject to the review by the Board on an annual basis commencing January 1, 2005. In November 2005, Mr. Hullinger was promoted to Senior Vice President of Operations and his base salary increased to $220,000 per annum. The agreement further entitled Mr. Hullinger to participate in a bonus plan with an opportunity to earn at least 50% of his base salary as the target bonus. If Mr. Hullinger’s employment is terminated by us without cause or terminated by Mr. Hullinger with good reason, we are obligated to pay Mr. Hullinger any unpaid base salary through the date of termination, any accrued vacation pay, annual bonus earned but not yet paid, pro-rata share of the target bonus, a waiver of the costs of COBRA for one year, and severance equal to one years’ base salary at the salary rate in effect at the date of termination. If Mr. Hullinger’s employment is terminated by us for cause or by Mr. Hullinger without good reason, we are obligated to pay Mr. Hullinger any unpaid base salary through the date of termination. During the employment period and for the twelve months thereafter, Mr. Hullinger is prohibited from directly or indirectly competing with us. In February 2009, Mr. Hullinger was promoted to Executive Vice President and Chief Operating Officer. Effective January 2011, Mr. Hullinger’s base salary was increased to $250,000 per annum and he is entitled to participate in a bonus plan with an opportunity to earn at least 60% of his base salary as the target bonus. The agreement entitles Mr. Hullinger to receive reimbursement for all reasonable expenses incurred by him in the course of performing his duties and responsibilities.

Richard Emrich. We have entered into an employment agreement with Mr. Emrich, dated December 22, 2003, under which Mr. Emrich has agreed to serve as our Vice President, Human Resources. The agreement provides that Mr. Emrich shall be paid $145,000 per annum and shall be subject to the review by the Board on an annual basis commencing January 1, 2004. Effective December 2006, Mr. Emrich’s base salary was increased to $160,000 per annum. The agreement further entitles Mr. Emrich to participate in a bonus plan with an opportunity to earn at least 40% of his base salary as the target bonus. If Mr. Emrich’s employment is terminated by us without cause or terminated by Mr. Emrich with good reason, we are obligated to pay Mr. Emrich any unpaid base salary through the date of termination, any accrued vacation pay, annual bonus earned but not yet paid, pro-rata share of the target bonus, a waiver of a portion of the costs of COBRA for one year, and severance equal to one year’s base salary at the salary rate in effect at the date of termination. If Mr. Emrich’s employment is terminated by us for cause or by Mr. Emrich without good reason, we are obligated to pay Mr. Emrich any unpaid base salary through the date of termination. During the employment period and for the twelve months thereafter, Mr. Emrich is prohibited from directly or indirectly competing with us. The agreement entitles Mr. Emrich to receive reimbursement for all reasonable expenses incurred by him in the course of performing his duties and responsibilities.

Potential and Actual Payments Upon Termination and Separation

In the event a named executive officer is terminated (i) by the Company without cause or (ii) the named executive officer resigned for good reason, such officer could be entitled to, in accordance with his or her employment contract or other arrangement, cash payments of any unpaid base salary through the state of termination, any accrued vacation pay, accrued or pro rata portion of bonus amounts and severance pay.

Certain key executives of the Company were awarded stock options under the 2010 Executive Equity Incentive Plan. If the executive chooses to exercise his options, the common shares may be put to the Company at their then fair market value if the executive is terminated for any reason other than for cause, or if the executive resigns with good reason as defined in his employment agreement. If a named executive were also a holder of these redeemable shares, he may exercise his right to put the shares to the Company upon separation.

Limitations on Deductibility of Compensation

Under the 1993 Omnibus Budget Reconciliation Act, a portion of annual compensation payable after 1993 to any of the Company’s five highest paid executive officers would not be deductible by the Company for federal income tax purposes to the extent such officer’s overall compensation exceeds $1,000,000. Qualifying performance-based incentive compensation, however, would be both deductible and excluded for purposes of calculating the $1,000,000 base. Although the Committee does not presently intend to award compensation in excess of the $1,000,000 cap, it will continue to address this issue when formulating compensation arrangements for the Company’s executive officers.

Summary Compensation Table

The following table sets forth information concerning compensation paid with respect to our chief executive officer and chief financial officer during 2010 as well as the other named executive officers in 2010.

Name and Principal Position	Fiscal Year	Salary($)	Bonus(1) ($)	Stock Awards ($)	Option Awards(2) ($)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
Thomas Myers	2010	350,000	497,233	—	50,320	—	—	5,250	902,803
Chief Executive Officer and President	2009	350,000	700,000	—	—	—	—	5,250	1,055,250
	2008	350,000	—	—	—	—	—	5,223	355,223

Henry Harrell	2010	301,539	340,960	—	25,140	—	—	4,310	671,949
Executive Vice President of Sales and Marketing

Martin Matthews	2010	220,000	156,273	—	25,140	—	—	4,400	405,813
Chief Financial Officer	2009	220,000	220,000	—	—	—	—	4,400	444,400
	2008	220,000	—	—	—	—	—	4,400	224,400

Norman Hullinger	2010	220,000	241,501	—	25,140	—	—	6,600	493,241
Executive Vice President and Chief Operating Officer	2009	220,000	220,000	—	—	—	—	6,600	446,600
	2008	220,000	—	—	—	—	—	6,600	226,600

Richard Emrich	2010	160,000	232,969	—	4,441	—	—	4,800	402,210
Vice President of Human Resources

(1)	2010 bonus awards consist of payments made under the 2010 Executive Bonus Plan and the 2010 Special Discretionary Bonus Plan. The amounts paid under the 2010 Special Discretionary Bonus plan were as follows: Mr. Hullinger—$85,228 and Mr. Emrich – $142,046. 2009 bonus awards consist of payments made under the 2009 executive bonus plan and the 2009 Performance Bonus Plan. The amounts paid under the 2009 Performance Bonus Plan were as follows: Mr. Myers—$350,000; Mr. Matthews—$110,000; Mr. Hullinger—$110,000; and Mr. Emrich—$32,000.
(2)	Reflects the grant date fair value calculated in accordance with authoritative guidance. See Note 12 to the audited financial statements included elsewhere in this registration statement on Form-10 for a discussion of the relevant assumptions used in calculating the grant date fair value.
(3)	All Other Compensation includes matching contributions under the 401(K) savings plan.

Grants of Plan-Based Awards

The following table summarizes the grants of plan-based awards given to the named executive officers for fiscal year 2010 pursuant to the 2010 Executive Equity Incentive Plan.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Shares of Stock or Units (#)	Exercise Price or Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Option Awards ($)(1)
Thomas Myers	8/5/2010	—	136,532	1.01	50,320
Henry Harrell	8/5/2010	—	68,211	1.01	25,140
Martin Matthews	8/5/2010	—	68,211	1.01	25,140
Norman Hullinger	8/5/2010	—	68,211	1.01	25,140
Richard Emrich	8/5/2010	—	12,050	1.01	4,441

(1)	Reflects the grant date fair value calculated in accordance with authoritative guidance. See Note 12 to the audited financial statements included elsewhere in this registration statement on Form 10 for a discussion of the relevant assumptions used in calculating the grant date fair value.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes all outstanding equity awards for the named executive officers at December 25, 2010.

Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Sh)	Option Expiration Date
	Exercisable	Unexercisable
Thomas Myers	68,266	68,266	1.01	8/5/2020
Henry Harrell	34,106	34,105	1.01	8/5/2020
Martin Matthews	34,106	34,105	1.01	8/5/2020
Norman Hullinger	34,106	34,105	1.01	8/5/2020
Richard Emrich	6,025	6,025	1.01	8/5/2020

Termination and Change of Control Agreements

In the event a named executive officer is terminated by the Company without cause, such officer would be entitled to cash payments of any unpaid base salary through the date of termination and any accrued vacation pay. The table below shows the estimated payments that would have been made to the named executive officers upon a termination of employment other than for cause, assuming the termination occurred on last day of the Company’s 2010 fiscal year. Additional information regarding termination benefits for named executive officers may be found under “—Employment Agreements.”

Name	Cash Severance	Pro-Rata Bonus	COBRA Premiums	Total
Thomas Myers Chief Executive Officer and President	$1,400,000	$350,000	$27,000	$1,777,000
Henry Harrell Executive Vice President of Sales and Marketing	$320,000	$240,000	—	$560,000
Norman Hullinger Executive Vice President and Chief Operating Officer	$250,000	$150,000	$18,000	$418,000
Martin Matthews Chief Financial Officer	$220,000	$110,000	$18,000	$348,000
Richard Emrich Vice President of Human Resources	$160,000	$64,000	$18,000	$242,000

There are no change of control provisions within any executive’s employment agreement or other arrangement regarding the terms and conditions of his employment.

Stock Option Exercises and Stock Options Vested

There were no stock options exercised during fiscal year 2010. Stock options representing 202,708 shares vested during fiscal year 2010. See Note 12 to the audited financial statements included elsewhere in this registration statement on Form 10 for more information.

The Company has no information to provide with respect to Pension Benefits (Reg. S-K 402(h)) and Nonqualified Deferred Compensation (Reg. S-K 402(i)).

Compensation of Directors

As compensation for board membership, non-employee directors each receive $10,000 per quarter plus $1,000 per in-person board meeting. No additional compensation is paid for telephonic meetings. Additionally, non-employee board members are reimbursed, in accordance with the Company’s travel and entertainment policy, for travel expenses related to attending board meetings.

The following table sets forth information concerning compensation paid with respect to our non-employee directors in 2010.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Edward Conard	44,000	—	44,000
Gregg Gardiner	44,000	—	44,000
David Heath	44,000	—	44,000
Michael Lundin	43,000	—	43,000

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Stockholders Agreement

Prior to the settlement of the Exchange Offer, Broder, investment funds and others affiliated with Bain Capital (the “Bain Entities”) and the management stockholders were party to an amended and restated stockholders agreement, which agreement was terminated in connection with the Exchange Offer.

Registration Agreement

In connection with the acquisition of Alpha, Broder and all of its equity holders (including the Bain Entities) entered into an amended and restated registration agreement on substantially identical terms to the registration agreement entered into in connection with the May 2000 recapitalization. The amended and restated registration rights agreement was terminated in connection with the Exchange Offer.

Director Independence

The Company has no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association which has requirements that a majority of its board of directors be independent, and therefore has not made any determination as to whether its board members are independent. In the event our common stock is listed on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, SEC and national securities exchange or national securities association rules will require us to meet certain independence standards with respect to our audit committee, our compensation committee and independent nomination of our directors, subject to certain transition rules. We intend to satisfy the independence standards within the timeframes permitted by SEC and national securities exchange or national securities association rules.

Policies and Procedures for Related Party Transactions

Our board of directors generally reviews our related party transactions, although we have not historically had formal policies and procedures regarding the review and approval of related party transactions. In the event our common stock is listed on a national securities exchange, we intend to comply with the rules of such exchange with regard to review of related party transactions and conflict of interest situations.

Item 8. Legal Proceedings.

We are involved from time to time in routine legal matters and other claims incidental to our business. When it appears probable in management’s judgment that we will incur monetary damages or other costs in connection with such claims and proceedings, and such costs can be reasonably estimated, liabilities are recorded in the financial statements and charges are recorded against earnings. We believe the resolution of such routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on our financial condition or results of operations.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is currently no established public trading market for our common stock. As of June 13, 2011, there were approximately 86 record holders of our common stock.

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions, including restrictions under our revolving credit facility and the indenture governing our 2013 Notes, and any other considerations our board of directors deems relevant.

Equity Compensation Plans

The following table sets forth information regarding securities authorized for issuance under our equity compensation plans as of the end of fiscal year 2010:

	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Plan category:
Equity Compensation plans approved by security holders	n/a	n/a	n/a
Equity Compensation plans not approved by security holders	405,415	1.01	405,396

Total	405,415	1.01	405,396

2010 Executive Equity Incentive Plan

General. In August 2010, the Company’s board of directors approved the 2010 Executive Equity Incentive Plan (the “2010 Plan”). The 2010 Plan is designed to provide incentives to present and future executives, officers and other employees of the Company through the grant of options and/or restricted shares (“Awards”).

Shares Subject to the 2010 Plan. The 2010 Plan provides for the issuance of up to 810,811 common shares. All options issued under the 2010 Plan shall have an exercise price per share of common shares of not less than 100% of the fair market value of such share on the date of grant and shall not be exercisable more than ten years after the date of grant. To the extent provided by the compensation committee or other committee of the Company’s board of directors (the “Committee”), which will administer the 2010 Plan (as discussed below under “Administration”), any Award may be settled in cash rather than common stock.

Administration. The 2010 Plan will be administered by the Committee, the members of which are appointed by the Company’s board of directors. The Committee must be composed of two or more directors as appointed from time to time by the board. In the absence of a Committee, the board of directors may take any action under the 2010 Plan that would otherwise be the responsibility of the Committee.

The Committee has the power and authority to (i) interpret the terms of the 2010 Plan, the terms of any Awards granted under the 2010 Plan and the rules and procedures governing such Awards, (ii) determine the rights of any person under the 2010 Plan, or the meaning of requirements imposed by the 2010 Plan, (iii) select from among eligible individuals those persons who shall receive Awards, (iv) determine the number of restricted shares or common shares (upon the exercise of options) subject to each Award, (v) set the exercise or purchase price of any Awards, (vi) establish vesting and, if applicable, performance standards, (vii) impose limitations or restrictions on Awards as applicable, (viii) adopt, amend and rescind administrative guidelines, rules and regulations relating to the 2010 Plan, (ix) correct any defect or inconsistency with the 2010 Plan, (x) take all actions necessary for implementation of the 2010 Plan and (xi) increase the exercise price with respect to any options to the extent necessary to comply with Section 409 of the Internal Revenue Code of 1986, as it may be amended from time to time (the “Code”). Each action of the Committee under the 2010 Plan is binding on all persons.

Eligibility. Only employees may receive incentive stock options, also referred to as ISOs, under the 2010 Plan. Nonqualified options, which are referred to as NQOs, and restricted stock may be awarded under the 2010 Plan to executives, officers and other employees of the Company or any of its subsidiaries. As of the date of this registration statement, 608,118 options have been issued under the 2010 Plan.

Types of Awards.

Options. The 2010 Plan permits the granting of options that are intended to qualify as ISOs under Section 422 of the Code and options that are not intended to qualify under Section 422 of the Code. ISOs may only be granted to employees of the Company or any of its subsidiaries. The exercise price for each option granted under the 2010 Plan must be at least 100% fair market value of a share. “Fair market value” as of a particular date is generally defined as, (i) if the shares are listed on any established stock exchange or a national market system, the closing sales price per share on that date, (ii) if the shares are regularly quoted by a recognized securities dealer and actively traded, the mean between the high bid and low bid asked prices on the last market date (as reported by a reliable source), or (iii) if no price is available by means of (i) or (ii) above, fair market value will be determined by the Committee. In the event of a dispute, any 2010 Plan participant may seek an independent appraisal.

Options are exercisable within the times and upon the conditions as the Committee may determine, as set forth in the applicable award agreement, except that no option may be exercisable for a term greater than ten years.

Restricted Stock. The Committee will determine the terms of any restricted stock awards made under the 2010 Plan, including prices (which, in respect of common shares, will not be less than par value of such common shares).

Transferability. Except as otherwise provided by the Committee, Awards will not be transferable other than by will or the laws of descent and distribution, and options may only be exercised by the optionholder.

Amendment. In general, the Committee may at any time suspend or terminate the 2010 Plan and make such additions or amendments as it deems advisable. However, except in the case of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation or other change in the common shares, the Committee may not, without approval by the Company’s stockholders, (i) increase the maximum number of shares as to which options may be granted under the 2010 Plan or (ii) extend the terms of the 2010 Plan (provided that no terms of a written agreement with respect to any outstanding Award and no provisions of the 2010 Plan may be modified without the consent of the affected Award holder).

Item 10. Recent Sales of Unregistered Securities.

During 2008, weakened economic conditions, largely attributable to the global credit crisis and erosion of consumer confidence, negatively impacted the markets in which we operate. As a result, we explored various strategic and financing alternatives. This process culminated in the consummation in May 2009 of the Exchange Offer for our $225.0 million aggregate principal amount of our 2010 Notes for $94.9 million of our newly issued 2013 Notes and a pro rata share of 96% of our outstanding common stock immediately after giving effect to the Exchange Offer. Our stockholders who held our common stock immediately prior to the Exchange Offer held 4% of our outstanding common stock immediately after giving effect to the Exchange Offer and received warrants to purchase 1,474,201 shares of our common stock in the Exchange Offer. We issued the 2013 Notes, the common stock and the warrants in a private placement in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Our new board of directors following the Exchange Offer also adopted the 2010 Plan that provides for the grant of nonqualified stock options or restricted stock to our officers and employees. A total of 7.5% of the shares of new common stock issued and outstanding upon the completion of the Exchange Offer (or 810,811 shares) are reserved for issuance under this plan. Awards under the 2010 Plan are issued in reliance upon an exemption from registration contained in Rule 701 of the Securities Act.

Item 11. Description of Registrant’s Securities to be Registered.

As of the date of this registration statement on Form 10, we are authorized to issue 15,000,000 shares of common stock, par value $0.01 per share. Holders of our common stock are entitled to one vote per share for each share held by such stockholder on all matters submitted to a vote of stockholders, except as described below in “—Special Director Voting Rights.”

The board of directors may declare dividends on our common stock. Our certificate of incorporation does not provide for cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

For purposes of this description, shares of the “Noteholders Series” include all shares of common stock held by noteholders of the Company that participated in the Exchange Offer and their affiliates. The holders of a majority of the shares included in the Noteholder Series are referred to herein as the “Majority Noteholders.” The shares of the “Existing Stockholder Series” include all shares of common stock issued and outstanding immediately prior to the closing of the Exchange Offer. The holders of a majority of the shares included in the Existing Stockholder Series are referred to herein as the “Existing Stockholder Series Majority.”

Special Director Voting Rights. At any time up to the third anniversary of May 20, 2009, the Majority Noteholders have the right to elect three (3) members of our board of directors, whereas the Existing Stockholder Series Majority have the right to elect one (1) member of our board of directors. The fifth member of our board of directors is our chief executive officer.

Tag-Along Rights. Prior to an Underwritten Initial Public Equity Offering (as defined in our certificate of incorporation), if stockholders holding a majority of our common stock propose to transfer their securities (the “transferring stockholders”) to a proposed purchaser pursuant to any transaction or series of transactions as a result of which such proposed purchaser obtains the right to elect a majority of our board of directors or beneficial ownership of a majority of the voting power of the outstanding voting securities of the Company (a “Control Transaction”), the remaining holders of our common stock shall have the right, but not the obligation, to participate in such transfer. Any common stockholder electing to participate in such a transfer has the right to participate at the same price and upon the same terms and conditions of such proposed transfer as the transferring stockholders.

Drag-Along Rights. If at any time prior to an Underwritten Initial Public Equity Offering (as defined in our certificate of incorporation) the Majority Noteholders determine to sell shares of our common stock held by them in a Control Transaction, they shall have the right to require the other holders of our common stock to sell a pro rata portion of their shares (based on the proportion of the number of shares of common stock held by the Majority Noteholders that are being transferred in such sale) held by such stockholders at the same price and type of consideration as the Majority Noteholders.

Transfer Restrictions. Our common stock may only be transferred in a transaction (i) that complies with Rule 144A of the Securities Act to a “qualified institutional buyer” (as such term is defined in Rule 144A of the Securities Act), (ii) pursuant to another exemption from registration under the Securities Act or (iii) that is a public sale pursuant to an effective registration statement (which may require an opinion of counsel). No transfer will be permitted if it results in requiring us to register any of our securities pursuant to Section 12(g) of the Exchange Act.

Amendment. Any amendment altering provisions in our charter or bylaws that would affect rights relating to the special director voting rights, tag-along rights, drag-along rights, amendment and indemnification will require an affirmative vote of the Existing Stockholder Series Majority and the Majority Noteholders.

Warrants. As of the date of this registration statement on Form 10, we have issued warrants to purchase 1,474,201 shares of common stock (the “Warrants”) (representing approximately 12% of our fully diluted capital as of the date of issuance). The Warrants have a seven year term and an exercise price of $14.96 per share. The exercise price shall be adjusted under the following circumstances: (i) we pay a dividend or make a distribution in respect of common stock (payable in common stock) or subdivide or combine outstanding common stock into larger or smaller numbers of shares, respectively, (ii) we issue or sell common stock below fair value, (iii) we issue purchase rights to acquire common stock for less than fair value or (iv) we issue, sell or distribute convertible securities for less than fair value. However, no adjustments shall be made until the adjustment amount equals 1% or greater of the exercise price in respect of such Warrant. Adjustments to the exercise price shall also be made in the case of cash dividends and other distributions, merger, consolidation or sale of assets or other dilutive events. However, in no case shall an adjustment be made if such adjustment would reduce the exercise price to an amount below the par value of our common stock.

Amended and Restated Certificate of Incorporation; Amended and Restated Bylaws

Notwithstanding the forgoing, prior to the effectiveness of this registration statement on Form 10, we intend to seek the vote of our stockholders to amend and restate our certificate of incorporation. Our board of directors would adopt amended and restated bylaws effective upon the effectiveness of the amended certificate of incorporation. The description set forth below assumes that the stockholders approve the amended and restated certificate of incorporation and our board of directors adopts the amended and restated bylaws. There can be no assurances that the stockholders will approve such amended and restated certificate of incorporation or such amended and restated bylaws will be adopted by our board of directors, or that the terms contained therein may not be materially different than those set forth in this description.

The amended and restated certificate of incorporation will remove the tag-along rights, the drag-along rights and the transfer restrictions describe above. The special director voting rights will be retained.

Authorized Capital Stock

Our authorized capital stock will consist of 20,000,000 shares consisting of 15,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Holders of our common stock will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation (including as related to special director voting rights) or required by law, all matters to be voted on by our stockholders must be approved by a majority of the voting power present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and liquidation preferences. In either such case, we will be required to pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Undesignated Preferred Stock

Our board of directors will be authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Antitakeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws will also contain provisions, including those that become effective if our common stock is listed on a national securities exchange, that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Special meetings of the stockholders may be called only by the board of directors or the president and shall be called by the president upon the written request of holders of shares entitled to cast not less than a majority of the votes at the meeting, provided further that, upon, and for so long as our common stock is listed on a national securities exchange, except as otherwise required by law, special meetings of the stockholders may be called only by the chairman of the board of directors or pursuant to a resolution adopted by a majority of the total number of directors then in office. So long as our common stock is listed on a national securities exchange, our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting and stockholder proposals will be subject to advance notice requirements. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation or bylaws provide otherwise. Notwithstanding the foregoing, upon, and so long as our common stock is listed on a national securities exchange, except as otherwise required by law, any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporate Law (the “DGCL”) authorizes a corporation, subject to the procedures and limitations stated therein, to indemnify its directors, officers, employees and agents against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. In the case of proceedings brought by or on behalf of the corporation, indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Article Five of our bylaws provides that we shall indemnify to the fullest extent authorized by the DGCL any person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she was a director or officer, or a person serving at our request as a director, officer, employee, fiduciary, or agent of another entity (an “Indemnitee”), against all expense, liability and loss actually and reasonably incurred or suffered by such Indemnitee in connection therewith. Article Five also provides for advancement of expenses, including attorneys’ fees, incurred by an Indemnitee in defending a proceeding. In addition, we may purchase and maintain insurance on our own behalf and on behalf of a person who is or was a director, officer, employee or agent of ours, or was serving at our request as a director, officer, employee or agent of another entity, against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not we would have the power to indemnify such person against such expenses, liability or loss under Article Five of our Bylaws.

Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director and the Company shall indemnify its officers and directors.

Item 13. Financial Statements and Supplementary Data.

See Item 15. “Financial Statements and Exhibits.”

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On March 21, 2011, we, with the approval of the audit committee of our board of directors, dismissed PricewaterhouseCoopers LLP (“PwC”) as our independent auditor. PwC’s engagement ended upon completion of PwC’s audit of our financial statements as of and for the fiscal year ended December 25, 2010. Our annual report for fiscal 2010 (“2010 Annual Report”) was posted to our corporate website on March 25, 2011.

The reports of PwC on our financial statements as of and for the fiscal years ended December 26, 2009 and December 25, 2010 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 26, 2009 and December 25, 2010, and through the date of our 2010 Annual Report, there were no (i) disagreements with PwC on any matter concerning accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the financial statements for such years or (ii) reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided PwC with a copy of the above disclosures, and have requested a letter from PwC stating whether or not PwC agrees with such disclosures. A copy of such letter, dated August 2, 2011 is attached hereto as an Exhibit to this registration statement on Form 10.

On March 24, 2011, we appointed Ernst & Young LLP (“E&Y”) as our independent auditor commencing with the 2011 quarterly reviews and audit for the fiscal year ending December 31, 2011. The engagement of E&Y was approved by the audit committee of our board of directors. During our fiscal years ended December 26, 2009 and December 25, 2010, and through March 25, 2011, we did not, nor did anyone on our behalf, consult with E&Y with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided by E&Y to us that E&Y concluded was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of either a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item  304(a)(1)(v) of Regulation S-K.

Item 15. Financial Statements and Exhibits.

(a)	Financial Statements:

(b)	Exhibits

Exhibit Number	Exhibit Description

3.1	Certificate of Incorporation of the Company

3.2	Bylaws of the Company

4.1	Indenture, dated as of May 20, 2009, among the Company and U.S. Bank National Association (including form of global note)

4.2	Warrant Agreement, dated as of May 20, 2009, among the Company and the persons listed on Schedule 1 thereto (including form of warrant certificate)

10.1	Second Amended And Restated Credit Agreement (the “Amended Credit Agreement”), dated as of October 13, 2010, among the Company, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., Wells Fargo Capital Finance, LLC, Bank of America, N.A., General Electric Capital Corporation, Banc Of America Securities, LLC and Wells Fargo Capital Finance, LLC

10.2	First Amendment to Amended Credit Agreement, dated as of March 28, 2011, among the Company, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., and General Electric Capital Corporation

10.3	Second Amendment to Amended Credit Agreement, dated as of June 23, 2011, among the Company, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., and General Electric Capital Corporation

10.4	Employment Agreement, dated September 1, 2006, between the Company and Thomas Myers (incorporated by reference to the Company’s Current Report on Form 8-K dated September 6, 2006)

10.5	Employment Agreement, dated October 2, 2007, between the Company and Martin J. Matthews (incorporated by reference to the Company’s Current Report on Form 8-K dated October 3, 2007)

10.6	Employment Agreement, dated May 20, 2004, between the Company and Norman Hullinger (incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-123991))

10.7	Employment Agreement, dated December 22, 2003, between the Company and Richard Emrich

10.8	2010 Executive Equity Incentive Plan of the Company, adopted as of August 5, 2010

10.9	Letter to U.S. Bank, as trustee, dated as of March 25, 2011, by PwC

10.10	Letter to the Securities and Exchange Commission, dated August 2, 2011, by PwC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2011

Broder Bros., Co.

By:	/s/ Martin J. Matthews
Name:	Martin J. Matthews
Title:	Chief Financial Officer

BRODER BROS., CO.

CONDENSED BALANCE SHEETS

	March 26, 2011	December 25, 2010
	(unaudited) (dollars in thousands)
ASSETS
Current assets:
Cash	$4,682	$4,770
Accounts receivable, net of allowance for doubtful accounts of $8,198 at March 26, 2011 and $8,750 at December 25, 2010	79,271	76,328
Finished goods inventory	209,430	173,389
Prepaid and other current assets	6,552	7,906
Deferred income taxes	8,837	10,015

Total current assets	308,772	272,408
Fixed assets, net	13,982	14,993
Other intangibles	19,545	20,836
Deferred financing fees, net	4,051	4,337
Other assets	2,190	1,000

Total assets	$348,540	$313,574

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term debt and capital lease obligations (see Note 2)	$16,436	$26,447
Accounts payable	95,144	61,386
Accrued expenses	5,946	15,959
Payroll and related benefits	7,589	9,572
Accrued interest	507	457

Total current liabilities	125,622	113,821
Long-term debt and capital lease obligations, net of current portion (see Note 2)	277,332	257,114
Deferred income taxes	9,021	10,410
Other long-term liabilities	12,448	12,480

Total liabilities	424,423	393,825
Commitments and contingencies
Shareholders’ deficit:
Common stock; par value $0.01 per share; 15,000,000 shares authorized; 10,000,000 shares issued and outstanding at March 26, 2011 and December 25, 2010	100	100
Warrants	1,224	1,224
Additional paid-in capital	164,465	164,431
Accumulated deficit	(241,672)	(246,006)

Total shareholders’ deficit	(75,883)	(80,251)

Total liabilities and shareholders’ deficit	$348,540	$313,574

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

CONDENSED STATEMENTS OF OPERATIONS

For the Three Months Ended March 26, 2011 and March 27, 2010

	Three Months Ended
	March 26, 2011	March 27, 2010
	(unaudited) (dollars in thousands, except share data)
Net sales	$173,923	$153,461
Cost of sales (exclusive of depreciation and amortization)	139,471	126,597

Gross profit	34,452	26,864
Warehousing, selling and administrative	25,169	25,887
Depreciation and amortization	2,669	4,142
Restructuring charges	67	132

Total operating expenses	27,905	30,161

Income (loss) from operations	6,547	(3,297)
Interest expense, net	1,997	2,735

Income (loss) before income taxes	4,550	(6,032)
Income tax provision	216	515

Net income (loss)	$4,334	$(6,547)

Net income (loss) per share (see Note 1):
Basic	$0.43	($0.65)

Diluted	$0.42	($0.65)

Weighted average shares outstanding (in thousands) (see Note 1):
Basic	10,000	10,000

Diluted	10,207	10,000

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Three Months Ended March 26, 2011

	Common Stock		Warrants	Additional paid-in- capital	Accumulated deficit	Total	Comprehensive income (loss)
	Shares	Amount
Balance, December 25, 2010	10,000,000	$100	$1,224	$164,431	$(246,006)	$(80,251)	$(13,246)
Stock-based compensation expense	—	—	—	34	—	34	—
Net income	—	—	—	—	4,334	4,334	4,334

Balance, March 26, 2011	10,000,000	$100	$1,224	$164,465	$(241,672)	$(75,883)	$4,334

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

CONDENSED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 26, 2011 and March 27, 2010

	Three Months Ended
	March 26, 2011	March 27, 2010
	(unaudited) (dollars in thousands)
Cash flows from operating activities
Net income (loss)	$4,334	$(6,547)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	1,378	2,602
Amortization	1,577	2,027
Provision for losses on accounts receivable	437	562
Deferred income taxes	(6)	(50)
Stock-based compensation	34	—
Gain on disposal of fixed assets	—	(12)
Changes in operating accounts
Accounts receivable	(3,380)	(3,677)
Finished goods inventory	(36,041)	(6,472)
Prepaid and other current assets	164	34
Accounts payable	31,221	(6,771)
Accrued liabilities and other	(12,183)	(4,656)

Net cash used in operating activities	(12,465)	(22,960)

Cash flows from investing activities
Acquisition of fixed assets	(367)	(90)
Proceeds from disposal of fixed assets	—	12

Net cash used in investing activities	(367)	(78)

Cash flows from financing activities
Borrowings on revolving credit agreement and outstanding checks	180,855	172,614
Repayments on revolving credit agreement	(167,530)	(146,882)
Payments of principal on capital lease obligations	(581)	(1,358)

Net cash provided by financing activities	12,744	24,374

Net (decrease) increase in cash	(88)	1,336
Cash at beginning of period	4,770	2,995

Cash at end of period	$4,682	$4,331

Supplemental disclosure of cash flow information
Assets acquired as a result of capital lease obligations	$—	$2,878

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. The Company and Summary of Significant Accounting Policies

Description of the Company

Broder Bros., Co. is the leading distributor of imprintable activewear in the country and operates the largest distribution network in the industry including eight distribution centers and ten “Express” facilities offering pickup room service. The Company offers next-day delivery to over 92% of the U. S. imprintable activewear customers and second-day service to over 98% of the market.

The size of the imprintable activewear market is estimated to be about $6 billion per year at wholesale prices. Imprintable activewear is undecorated or “blank” T-shirts, sweatshirts, sport shirts, and other imprintable “soft goods.” It is sold to apparel decorators and promotional product distributors who decorate it, or have it decorated, for a wide variety of purposes including awards, uniforms, team wear, souvenirs, retail, advertising, and corporate promotions. Nearly 68,000 promotional product distributors and apparel decorators bought products from the Company in the past year.

The Company purchases goods from more than 50 suppliers including Gildan, Jerzees, Hanes, Fruit of the Loom and Anvil. The Company also buys “better” and “best” products from such brands as Adidas Golf, Alternative Apparel, Ashworth, Bella, Canvas, alo and Champion. In addition, the Company develops and sources its own private label brands: Devon & Jones, Chestnut Hill, Authentic Pigment, Harriton, HYP, Apples & Oranges and Harvard Square. The Company’s assortment includes 44,000 SKUs intended to satisfy the imprintable activewear needs of its customers. The Company operates through the “Broder,” “Alpha” and “NES” brand names. The Company’s Broder, Alpha and NES catalog circulation is extensive, totaling approximately 1.3 million comprehensive catalogs that its customers use as selling tools.

In September 2003, the Company acquired all of the outstanding capital stock of Alpha Shirt Holdings, Inc. (“Alpha”). In August 2004, the Company acquired all of the shares of beneficial interest of NES Clothing Company (“NES”), a leading distributor of imprintable activewear in New England. In September 2006, the Company acquired substantially all of the assets of Amtex Imports Inc.

The Company operates on a 52/53-week year basis with the year ending on the last Saturday of December. The three months ended March 26, 2011 and March 27, 2010 each consisted of thirteen weeks. In certain cases, fiscal periods are identified according to the calendar period that they most accurately represent. For example, the quarterly period ended March 26, 2011 is referred to herein as “the three months ended March 31, 2011” and the balance sheet date of March 26, 2011 is referred to herein as “March 31, 2011.”

The Company operates one business segment, being distribution of imprintable activewear and related products.

Basis of Presentation of Unaudited Interim Financial Information

The unaudited financial information herein has been prepared in accordance with generally accepted accounting principles. In the opinion of management, the financial statements include all adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the interim periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of results that may be expected for the entire year. This financial information should be read in conjunction with the audited financial statements and notes thereto for the year ended December 25, 2010, which are available on the Company’s website at www.broderbrosco.com under “Investor Relations.”

The Company has evaluated the period from March 26, 2011, the date of the financial statements, through June 30, 2011, the date the financial statements were available for issuance, for subsequent events and determined that no material subsequent events occurred that would affect the information presented in these financial statements or require additional disclosure.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities in its financial statements and accompanying notes. These assumptions also affect the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Warrants

As part of an Exchange Offer completed in May 2009, the Company issued warrants to purchase 1,474,201 common shares of the Company. These warrants were issued to our existing stockholders prior to our Exchange Offer. The warrants have a seven year term and an exercise price of $14.96 per share.

Inventory

Inventory is stated at the lower of cost or market using the first-in, first-out method. Inventory consists of finished goods held for sale and an accrual for inventory in-transit shipped Free On Board (“FOB”), when title transfers from the manufacturer to the Company. The inventory in-transit accruals at March 31, 2011 and December 31, 2010 were $13.3 million and $7.8 million, respectively. The Company’s reported inventory cost consists of the cost of product, net of vendor incentives related to unsold inventory, and certain costs incurred to bring inventory to its existing condition or location, including freight-in, purchasing, receiving, inspection and other material handling costs. Amounts due to the Company related to vendor incentives are recorded as reductions to vendor payables.

The Company maintains an allowance representing the write-down of inventory to its net realizable value for its discontinued and slow moving inventory. The allowance for excess and discontinued inventory was $12.7 million at March 31, 2011 and $12.8 million at December 31, 2010.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred income tax assets and deferred income tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company had recorded a valuation allowance of $16.9 million as of December 31, 2010. During the three months ended March 31, 2011, the Company recorded a reduction to the valuation allowance of $3.4 million primarily due to a decrease in deferred tax assets during the quarter.

Earnings Per Share

The following table presents the calculation of basic and diluted income (loss) per common share (shares in thousands):

	Three Months Ended March 31
	2011	2010
	(dollars in thousands, except share data)
Numerator:
Net income (loss) available to common shareholders	$4,334	($6,547)

Denominator:
Basic weighted-average shares outstanding	10,000	10,000
Incremental shares from assumed option exercises	207	—

Diluted weighted-average shares outstanding	10,207	10,000

Net income (loss) per share:
Basic	$0.43	($0.65)
Diluted	$0.42	($0.65)

The basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding plus potential dilutive securities. For the three months ended March 31, 2010 potential dilutive securities would have had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share. For the quarter ended March 31, 2011 warrants for the purchase of 1,474,201 common shares were not included in the calculation of diluted income (loss) per share as their exercise price of $14.96 exceeded the market price of the common shares.

2. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consisted of the following at the dates indicated below:

	March 31, 2011	December 31, 2010
	(dollars in thousands)
Revolving credit facility	$126,066	$115,279
2013 Notes(1)	160,282	160,282
Capital lease obligations	7,420	8,000

	293,768	283,561
Less current portion:
FILO Facility due January 31, 2011	—	10,000
Cash interest on 2013 Notes due April 15, 2011	7,071	7,071
Cash interest on 2013 Notes due October 15, 2011	7,071	7,071
All other	2,294	2,305

Total long-term debt and capital lease obligations, excluding current portion	$277,332	$257,114

(1)	The face value of the 2013 Notes outstanding was $117.9 million at March 31, 2011 and December 31, 2010. The amount recorded on the balance sheets as of March 31, 2011 and December 31, 2010, of $160.3 million represents the total future cash payments under the terms of the 2013 Notes, including both principal and interest payments, as required under the guidance provided by the FASB. As a result, the Company does not anticipate recognizing any interest expense on the 2013 Notes through their maturity. All cash interest payments will reduce the carrying value of the 2013 Notes.

Revolving Credit Facility

In October 2010, the Company entered into a Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”) with Bank of America, N.A. as Administrative Agent and Bank of America, N.A. and General Electric Capital Corporation as Co-Collateral Agents. The Amended Credit Agreement amended and restated in its entirety the Company’s Revised Credit Agreement, dated as of August 31, 2006, which was scheduled to mature on August 31, 2011.

The Amended Credit Agreement provided for a $175.0 million revolving credit facility (the “Revolver Facility”) and a $10.0 million first-in, last-out facility (the “FILO Facility”). The Revolver Facility and the FILO Facility may have been used for working capital and other lawful corporate purposes of the Company.

The FILO Facility was borrowed in full on the effective date for working capital and general corporate purposes and, upon repayment, may not be reborrowed. The interest rate for the FILO Facility was, at the election of the Company, either the London Interbank Offer Rate plus 8% or the base rate plus 7%. The FILO Facility matured on January 31, 2011 and was repaid using funds from the Revolver Facility.

On March 28, 2011, the Company increased its revolving credit facility commitment from $175.0 million to $215.0 million. In connection with such increase, the Company entered into the First Amendment to Second Amended and Restated Credit Agreement, which modifies the Credit Agreement by (i) acknowledging an increase from $175.0 million to $215.0 million to the aggregate revolving facility and (ii) amending a component of the borrowing base to provide that it shall not exceed the greater of (A) $215.0 million and (B) the amount of the Indenture Borrowing Base (as defined in the credit agreement). The Company incurred deferred financing fees of approximately $0.2 million in connection with the amendment.

The Revolver Facility bears interest at a per annum rate equal to, at the election of the Company, either the London Interbank Offer Rate or the base rate plus, in either case, the Applicable Margin (as defined in the Amended Credit Agreement). An unused line fee is payable quarterly in an amount equal to: (i) 0.75% per annum on the average daily unused portion of the Revolver Facility if less than 50% of the Revolver Facility has been used and (ii) 0.50% per annum on the average daily unused portion of the Revolver Facility if 50% or more of the Revolver Facility has been used. The Revolver Facility matures in October 2014.

The Revolver Facility is, and the FILO Facility was, secured by a first priority security interest in substantially all the assets of the Company (subject to permitted liens).

The Amended Credit Agreement contains both affirmative and negative covenants which, among other things, require the Company to meet a minimum consolidated fixed charge coverage ratio and places limits upon disposals of assets, mergers and acquisitions, further indebtedness, liens and investments, transactions with affiliates and other customary restrictions. The Company was in compliance with the fixed charge coverage ratio covenant as of March 31, 2011.

Total unused credit line fees under the revolving credit facility were approximately $0.1 million for the three months ended March 31, 2011. The effective interest rate at March 31, 2011 was 4.5% and the weighted average interest rate on borrowings under the revolving credit facility for the three months ended March 31, 2011 was 4.1%. As of March 31, 2010, outstanding borrowings on the revolving credit facility were $126.1 million, which left $29.1 million of available borrowing capacity as determined by borrowing base availability. The effective interest rate at December 31, 2010 was 5.0%. As of December 31, 2010, outstanding borrowings on the revolving credit facility were $115.3 million, which left $40.0 million of available borrowing capacity as determined by borrowing base availability.

The Company incurred a total of $5.1 million in debt issuance costs in connection with the Revised Credit Agreement. This includes $4.3 million of costs incurred in the quarter ended June 2009 related to the amendments which were entered into during that quarter. In addition, approximately $0.1 million of pre-amendment fees were written-off during the fourth quarter 2010 as a result of the reduction in the total commitment under Revised Credit Agreement under the amended terms. The Company incurred a total of $4.6 million in debt issuance costs in connection with the Amended Credit Agreement. In addition, approximately $0.3 million of pre-amendment fees were written-off during the 2010 fiscal year as a result of a reduction in the number of lenders participating in the Amended Credit Agreement. The remaining costs are being amortized to interest expense on a straight-line basis, which approximated the effective interest method, over the remaining life of the Amended Credit Agreement.

The revolving credit facility also contains a provision for up to $25.0 million of letters of credit, subject to borrowing base availability and total amounts outstanding under the Credit Agreement not to exceed $215.0 million. As of March 31, 2011 and December 31, 2010, the Company had approximately $7.8 million and $7.7 million, respectively, of outstanding letters of credit primarily related to commitments for the purchase of inventory and collateral for leased real estate and other corporate matters.

Senior Notes

In September 2003, the Company completed a private offering of $175.0 million in aggregate principal amount of 11 1/4% senior notes due 2010. The proceeds of the private offering were used to finance the Alpha acquisition, repay existing indebtedness and to pay related fees and expenses. In November 2004, the Company completed a private offering of an additional $50.0 million aggregate principal amount of 11 1/4% senior notes due 2010. The proceeds of that private placement were used to repay borrowings under the revolving credit facility. All senior notes were issued under the same indenture. The senior notes were guaranteed on a senior unsecured basis by all existing and future material domestic subsidiaries, and paid interest semi-annually in arrears on April 15 and October 15 of each year.

In April 2009, the Company launched the Exchange Offer for all of its outstanding $225.0 million aggregate principal amount of 2010 Notes. In exchange for their 2010 Notes, Participating Noteholders received the Company’s newly issued 2013 Notes and a pro-rata share of the Company’s Common Stock. This change in the Company’s capital structure was made to reduce its leverage, extend the maturity of its senior debt, decrease its cash interest expense, and enhance the Company’s near-term liquidity. In May 2009, the Company announced that at the expiration of the Exchange Offer in May 2009, $213.5 million in aggregate principal amount of 2010 Notes, or approximately 95% of the outstanding 2010 Notes, had been validly tendered in the Exchange Offer and not withdrawn. On the Settlement Date, the Company announced that it had completed the financial restructuring through the settlement of the Exchange Offer.

On completion of the Exchange Offer, an aggregate of $213.5 million in principal amount of 2010 Notes were exchanged for $94.9 million aggregate principal amount of newly issued 2013 Notes. This transaction qualified as a Troubled Debt Restructuring under the authoritative guidance provided by the FASB.

As of March 31, 2011 and December 31, 2010, the 2013 Notes were recorded on the balance sheets at $160.3 million, which represents the total future cash payments under the terms of the Notes, including both principal and interest payments, as required under the guidance provided by the FASB. As a result, the Company does not anticipate recognizing any interest expense on the 2013 Notes through their maturity. The face value of the 2013 Notes outstanding was $117.9 million at both March 31, 2011 and December 31, 2010.

The 2013 Notes will mature on October 15, 2013 and will pay interest semi-annually, commencing on or about the fifteenth day of the sixth month after the date of issuance and thereafter on the fifteenth day of each sixth month succeeding such date of each year. Interest on the 2013 Notes began to accrue from April 15, 2009 at a rate of 15.00% per annum and was payable on October 15,

2009 in the form of the issuance of additional 2013 Notes (“PIK interest”). From October 15, 2009 to October 15, 2010, in each semi-annual interest payment period, interest was to accrue at the rate of 15.00% per annum if such semi-annual interest payment was paid in PIK interest or at the rate of 12.00% per annum if such semi-annual interest payment was paid in cash. The Company was to pay cash interest in these periods so long as (i) it was in compliance with the covenants in its Revised Credit Agreement, on a pro forma basis giving effect to the applicable interest payment, that required average daily revolver availability to exceed $20 million for the preceding 45 days and actual revolver availability to exceed $20 million and (ii) no default or event of default would have occurred under the Revised Credit Agreement as a result of such payment. After October 15, 2010, in each semi-annual interest payment period, interest will accrue at a rate of 12.00% per annum and will be payable in cash. Interest on the 2013 Notes in 2010 was paid in PIK interest.

The other terms of the 2013 Notes are substantially identical to those of the 2010 Notes, except the 2013 Notes will not be registered under the Securities Act. The Company does not intend, and is not required, to file a registration statement with respect to the 2013 Notes.

Following the Exchange Offer, there were $11.5 million in principal amount of 2010 Notes outstanding. These notes matured on October 15, 2010, and the entire outstanding principal amount of the 2010 Notes, together with accrued and unpaid interest, were paid utilizing funds borrowed under the Company’s revolving credit facility.

3. Commitments and Contingencies

Litigation

The Company is a party to various lawsuits arising out of the normal conduct of its business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company’s results of operations or financial position.

4. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006. The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Due to the Company’s net operating losses and its net deferred tax asset position, the Company recorded a valuation allowance of $15.6 million during fiscal year 2007. The Company recorded additional increases of $14.6 million and $0.7 million during fiscal 2008 and 2009, respectively. During the year ended December 31, 2010, the Company recorded a decrease to its valuation allowance of $14.0 million. The decrease was primarily due to the Company’s treatment of cancellation of debt (“COD”) income in connection with the 2009 exchange transaction. As the Company deferred the COD income from the exchange transaction until 2014, long-term deferred tax liabilities were recognized, which reduced the valuation allowance required. The valuation allowance for deferred tax assets at December 31, 2010 relates principally to the uncertainty of the utilization of certain deferred tax assets in various jurisdictions. We recorded a $3.4 million reduction to our valuation allowance during the three months ended March 31, 2011. The valuation allowance was calculated in accordance with the provisions of the relevant authoritative accounting guidance, which requires that a valuation allowance be established and maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The valuation allowance is primarily attributable to the recording of deferred tax assets associated with the difference in basis for tax purposes of the new debt due to accounting for the trouble debt restructuring under generally accepted accounting principles for financial reporting, which required a valuation allowance.

As a result of the debt restructuring, the amount of the Company’s aggregate indebtedness was reduced as discussed above. The reduction in indebtedness resulted in COD income for tax purposes of $143.8 million. Because realization of such income occurred while the Company was insolvent, the Company will not recognize all the income from COD for tax purposes, but instead reduced certain federal tax attributes by the amount of COD. During the first quarter of 2010, the Company determined that it would elect to defer a portion of the COD income over a five year period commencing in 2014 under the American Recovery and Reinvestment Tax Act of 2009. This election was made as part of the 2009 tax return which was filed in 2010. As a result of the COD income, the Company reduced its federal net operating losses carryforward to zero.

The Company is susceptible to large fluctuations in its effective tax rate and has thereby recognized tax expense on a discrete pro-rata basis for the three months ended March 31, 2011.

5. Restructuring and Asset Impairment Charges

In prior years, the Company recorded restructuring charges related to its distribution center consolidation initiative and its initiative to reduce the number of call centers it operates from seven to three. The distribution center and call center closure costs include accruals for the fair value of future lease obligations, net of expected sublease rentals. These future lease obligations are expected to be paid over the remaining lease terms, which end on dates beginning June 2013 and ending March 2015.

During fiscal year 2010 the Company recorded a reduction of approximately $0.3 million in restructuring charges consisting of a reduction of $0.5 million resulting from a new sublease agreement for one of its closed facilities, a reduction of $0.3 million due to a change in the estimate of future real estate taxes payable at one of its closed facilities and interest accretion of $0.5 million.

During the both the first quarter of 2011 and the first quarter of 2010, the Company recorded restructuring charges related to interest accretion of approximately $0.1 million.

Restructuring activity is summarized as follows:

	Balance at December 31, 2010	Restructuring Charge	Cash Payments	Balance at March 31, 2011
		(dollars in thousands)
Distribution center closure costs Lease termination and other costs, net	$7,750	$67	$(599)	$7,218

The total of $7.2 million in accrued restructuring costs at March 31, 2011 is recorded as $1.9 million in current liabilities and $5.3 million in long-term liabilities.

6. Subsequent Events

On March 28, 2011, the Company increased its revolving credit facility commitment from $175.0 million to $215.0 million under its Second Amended and Restated Credit Agreement, dated as of October 13, 2010. In connection with such increase, the Company entered into the First Amendment to Second Amended and Restated Credit Agreement, which modifies the Credit Agreement by (i) acknowledging an increase from $175.0 million to $215.0 million to the aggregate revolving facility and (ii) amending a component of the borrowing base to provide that it shall not exceed the greater of (A) $215.0 million and (B) the amount of the Indenture Borrowing Base (as defined in the Credit Agreement).

On March 29, 2011, the Company announced that it had completed its consent solicitation to amend (the “Amendment”) the Indenture, dated as of May 20, 2009 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), governing its 12%/15% Senior PIK Toggle Notes due 2013 (the “Notes”). The Amendment modified the definition in the Indenture limiting Permitted Debt (as defined in the Indenture) to permit the Company to incur up to an additional $40.0 million of Indebtedness (as defined in the Indenture) under subsection 1 of the definition of Permitted Debt.

On March 28, 2011, the Company and the Trustee executed a supplemental indenture to the Indenture to give effect to the Amendment. Approximately 99.9% of holders of the Notes consented to the Amendment. Each consenting holder received a consent fee equal to $5.00 for each $1,000 principal amount of the Notes for which consents were validly delivered and not revoked.

On April 29, 2011, the Company purchased its leased facility in Wadesboro, NC. The Company’s lease on the facility was set to expire in March 2014. The Company expects to record a gain in the quarter ended June 2011, based on the difference between the fair market value of the property and the restructuring liability related to future lease payments for this facility.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Broder Bros., Co.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholders’ deficit and cash flows present fairly, in all material respects, the financial position of Broder Bros., Co. (the “Company”) at December 25, 2010 and December 26, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 21, 2011, except with respect to our opinion on the financial statements insofar as it relates to the inclusion of segment information and earnings per share (Note 2), as to which the date is August 2, 2011

BRODER BROS., CO.

BALANCE SHEETS

December 25, 2010 and December 26, 2009

	2010	2009
	(dollars in thousands)
ASSETS
Current assets
Cash	$4,770	$2,995
Accounts receivable, net of allowance for doubtful accounts of $8,750 at December 25, 2010 and $9,502 at December 26, 2009	76,328	63,699
Finished goods inventory	173,389	168,241
Prepaid and other current assets	7,906	8,088
Deferred income taxes	10,015	—

Total current assets	272,408	243,023

Fixed assets, net	14,993	14,926
Intangible assets, net	20,836	26,648
Deferred financing fees, net	4,337	3,340
Deferred income taxes	—	6,900
Other assets	1,000	1,178

Total assets	$313,574	$296,015

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt and capital lease obligations (see Note 6)	$26,447	$15,436
Accounts payable	61,386	74,117
Accrued expenses	15,959	13,171
Payroll and benefit-related liabilities	9,572	7,408
Deferred income taxes	—	7,175
Accrued interest	457	682

Total current liabilities	113,821	117,989
Long-term debt and capital lease obligations, net of current portion (see Note 6)	257,114	261,906
Deferred income taxes	10,410	—
Other long-term liabilities	12,480	13,168

Total liabilities	393,825	393,063
Commitments and contingencies
Shareholders’ equity
Common stock; par value $0.01 per share; 15,000,000 shares authorized; 10,000,000 issued and outstanding at December 25, 2010 and December 26, 2009	100	100
Warrants	1,224	1,224
Additional paid-in capital	164,431	164,331
Accumulated deficit	(246,006)	(262,703)

Total shareholders’ deficit	(80,251)	(97,048)

Total liabilities and shareholders’ deficit	$313,574	$296,015

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

STATEMENTS OF OPERATIONS

For the Years Ended December 25, 2010, December 26, 2009 and December 27, 2008

	2010	2009	2008
	(dollars in thousands, except per share data)
Net sales	$791,335	$705,235	$926,074
Cost of sales (exclusive of depreciation and amortization)	644,231	588,089	762,047

Gross profit	147,104	117,146	164,027
Warehousing, selling and administrative	101,547	102,087	127,662
Depreciation and amortization	14,611	17,246	18,041
Restructuring charges, net	(298)	2,280	2,717
Goodwill and trade name impairment charges	—	—	62,504

Total operating expenses	115,860	121,613	210,924

Income (loss) from operations	31,244	(4,467)	(46,897)
Other (income) expense
Interest	11,239	17,753	35,974
Other financing costs	—	1,516	—
Gain on troubled debt restructuring	—	(10,525)	—
Change in fair value of interest rate swaps	—	—	(246)

Total other expense	11,239	8,744	35,728

Income (loss) before income taxes	20,005	(13,211)	(82,625)
Income tax provision (benefit)	3,308	35	(13,755)

Net income (loss)	$16,697	$(13,246)	$(68,870)
Net income (loss) per share of new common stock:
Basic	$1.67	$0.66	—

Diluted	$1.66	$0.66	—

Net income (loss) per share of old common stock:
Basic	—	$(0.43)	$(1.51)

Diluted	—	$(0.43)	$(1.51)

Weighted average shares outstanding - new common stock:
Basic	10,000	10,000	—

Diluted	10,036	10,000	—

Weighted average shares outstanding - old common stock:
Basic	—	45,699	45,699

Diluted	—	45,699	45,699

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 25, 2010, December 26, 2009 and December 27, 2008

Old common stock (See Note 5)
	Shares (A)	Amount	Shares (L-1)	Amount	Shares (L-2)	Amount	Shares (L-3)	Amount	Shares (L-4)	Amount	Shares (B)	Amount
(dollars in thousands)
Balance, December 29, 2007	9,695,252	$102	963,637	$10	931,635	$10	2,778,057	$28	2,685,805	$27	28,644,854	$287
Amortization of FAS 133 transition adjustment net of taxes of $4	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of stock upon redemption of redeemable securities (see Notes 5 and 6)	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	1
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 27, 2008	9,695,252	$102	963,637	$10	931,635	$10	2,778,057	$28	2,685,805	$27	28,644,854	$288

Issuance of stock upon redemption of redeemable securities (see Notes 5 and 6)	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of old common stock and warrants	(9,695,252)	(102)	(963,637)	(10)	(931,635)	(10)	(2,778,057)	(28)	(2,685,805)	(27)	(28,644,854)	(288)
Issuance of new common stock and warrants	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 26, 2009	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 25, 2010	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

The accompanying notes are an integral part of the financial statements.

	Common Stock (See Note 5)			Warrants	Additional paid-in- capital	Accumulated other comprehensive income	Accumulated deficit	Treasury stock (See Note 5)		Total	Comprehensive income (loss)
	Shares	Amount	Old warrants					Shares	Amount
	(dollars in thousands)
Balance, December 29, 2007			$1,477		$123,466	$1	$(180,587)	1,061,646	$(3,186)	$(58,365)	$(124,043)
Amortization of FAS 133 transition adjustment net of taxes of $4			—		—	(1)	—	—	—	(1)	(1)
Issuance of stock upon redemption of redeemable securities (see Notes 5 and 6)			1		25	—	—	9,087	(25)	2	—
Stock-based compensation expense			—		359	—	—	—	—	359	—
Net loss			—		—	—	(68,870)	—	—	(68,870)	(68,870)

Balance, December 27, 2008			$1,478		$123,850	$—	$(249,457)	1,070,733	$(3,211)	$(126,875)	$(68,871)

Issuance of stock upon redemption of redeemable securities (see Notes 5 and 6)	—	—	1	—	213	—	—	20,356	(60)	154	—
Stock-based compensation expense	—	—	—	—	343	—	—	—	—	343	—
Cancellation of old common stock and warrants	—	—	(1,479)	—	(124,406)	—	—	(1,091,089)	3,271	(123,079)	—
Issuance of new common stock and warrants	10,000,000	100	—	$1,224	164,331	—	—	—	—	165,655	—
Net loss	—	—	—	—	—	—	(13,246)	—	—	(13,246)	(13,246)

Balance, December 26, 2009	10,000,000	$100	$—	$1,224	$164,331	$—	$(262,703)	—	$—	$(97,048)	$(13,246)
Stock-based compensation expense	—	—	—	—	100	—	—	—	—	100	—
Net income			—	—	—	—	16,697	—	—	16,697	16,697

Balance, December 25, 2010	10,000,000	$100	$—	$1,224	$164,431	$—	$(246,006)	—	$—	$(80,251)	$16,697

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

STATEMENTS OF CASH FLOWS

For the Years Ended December 25, 2010, December 26, 2009 and December 27, 2008

	2010	2009	2008
	(dollars in thousands)
Cash flows from operating activities
Net income (loss)	$16,697	$(13,246)	$(68,870)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	8,774	9,820	11,035
Amortization	7,935	9,193	8,405
Provision for losses on accounts receivable	2,173	2,126	5,239
Deferred income taxes	(85)	80	(13,445)
Stock-based compensation	100	343	360
Gain on troubled debt restructuring	—	(10,525)	—
Change in fair value of interest rate swaps	—	—	(246)
(Gain) loss on disposal of fixed assets	(15)	(2)	(143)
Goodwill and trade name impairment charges	—	—	62,504
Changes in operating accounts
Accounts receivable	(14,802)	6,605	7,597
Finished goods inventory	(5,148)	67,306	(43,217)
Prepaid and other current assets	360	5,403	(2,124)
Accounts payable	(15,052)	(12,482)	30,173
Accrued liabilities and other	4,244	6,882	(6,089)

Net cash provided by (used in) operating activities	5,181	71,503	(8,821)

Acquisition of fixed assets	(1,159)	(930)	(3,032)
Proceeds from disposal of fixed assets	15	2	238

Net cash used in investing activities	(1,144)	(928)	(2,794)

Cash flows from financing activities
Borrowings on revolving credit agreement	792,848	561,519	535,500
Repayments on revolving credit agreement	(778,413)	(610,674)	(488,200)
Payments of principal on capital lease obligations	(4,343)	(4,961)	(4,728)
Payment of financing fees	(3,131)	(13,026)	—
Redemption of redeemable securities	—	(60)	(24)
Repayment of 2010 Notes	(11,544)	—	—
Payment of consent fee	—	(2,135)	—
Change in overdraft	2,321	(998)	(32,812)

Net cash provided by (used in) financing activities	(2,262)	(70,335)	9,736

Net increase (decrease) in cash	1,775	240	(1,879)
Cash at beginning of year	2,995	2,755	4,634

Cash at end of year	$4,770	$2,995	$2,755

Supplemental disclosure of cash flow information
Interest paid	$9,326	$8,711	$34,559

Taxes paid, net of refunds	$18	$2	$146

Assets acquired as a result of capital lease obligations	$7,682	$—	$494

Supplemental non-cash disclosure

See Note 4, Debt Restructuring and Note 6, Long-Term Debt and Capital Lease Obligations for description of non-cash activities.

The accompanying notes are an integral part of the financial statements.

BRODER BROS., CO.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Broder Bros., Co. is the leading distributor of imprintable activewear in the country and operates the largest distribution network in the industry including eight distribution centers and ten “Express” facilities offering pickup room service. The Company offers next-day delivery to over 92% of the U. S. imprintable activewear customers and second-day service to over 98% of the market.

The size of the imprintable activewear market is estimated to be about $6 billion per year at wholesale prices. Imprintable activewear is undecorated or “blank” T-shirts, sweatshirts, sport shirts, and other imprintable “soft goods.” It is sold to apparel decorators and promotional product distributors who decorate it, or have it decorated, for a wide variety of purposes including awards, uniforms, team wear, souvenirs, retail, advertising, and corporate promotions. Nearly 68,000 promotional product distributors and apparel decorators bought products from the Company in the past year.

The Company purchases goods from more than 50 suppliers including Gildan, Jerzees, Hanes, Fruit of the Loom and Anvil. The Company also buys “better” and “best” products from such brands as Adidas Golf, Alternative Apparel, Ashworth, Bella, Canvas, alo and Champion. In addition, the Company develops and sources its own private label brands: Devon & Jones, Chestnut Hill, Authentic Pigment, Harriton, HYP, Apples & Oranges and Harvard Square. The Company’s assortment includes 44,000 SKUs intended to satisfy the imprintable activewear needs of its customers. The Company operates through the “Broder,” “Alpha” and “NES” brand names. The Company’s Broder, Alpha and NES catalog circulation is extensive, totaling approximately 1.3 million comprehensive catalogs that its customers use as selling tools.

In September 2003, the Company acquired all of the outstanding capital stock of Alpha Shirt Holdings, Inc. (“Alpha”), pursuant to a stock purchase agreement entered into in July 2003. In August 2004, the Company acquired all of the shares of beneficial interest of NES, a leading distributor of imprintable activewear in New England. Immediately after consummation of the acquisitions, Alpha and its subsidiaries and NES and its subsidiary were merged with and into Broder Bros., Co., except for ASHI, Inc., which became a direct, wholly owned non-operating subsidiary of the Company until it also was subsequently merged with and into Broder Bros., Co. in 2005. In addition, the Company acquired substantially all of the assets of Amtex Imports Inc. in September 2006.

The Company operates on a 52/53-week year basis with the year ending on the last Saturday of December. The years ended December 25, 2010, December 26, 2009 and December 27, 2008 each consisted of 52 weeks. Fiscal periods are identified according to the calendar period that they most accurately represent. For example, the year ended December 25, 2010 is referred to herein as “fiscal 2010,” “fiscal year 2010” or “fiscal year ended December 31, 2010.”

2. Summary of Significant Accounting Policies

Cash

Cash generally represents one day of lockbox receipts which have not yet been posted to customer accounts.

Segments

The Company operates one business segment, being distribution of imprintable activewear and related products. The imprintable activewear product group accounts for essentially all of the Company’s revenue. The Company does not sell its products internationally and all of its operations and assets are located in the United States. For the fiscal years ended December 31, 2010, 2009 and 2008, no single customer accounted for more than 10% of the Company’s revenue.

Accounts receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make required payments, which is included in the provision for losses on accounts receivable. The Company determines the adequacy of this allowance by regularly reviewing its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions.

Activity in the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008 was as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
	(dollars in thousands)
Balance, beginning of year	$9,502	$10,832	$6,847
Provision charged to expense	2,173	2,126	5,239
Charges to allowance	(2,925)	(3,456)	(1,254)

Balance, end of year	$8,750	$9,502	$10,832

Inventory

Inventory is stated at the lower of cost or market using the first-in, first-out method. Inventory consists of finished goods held for sale. The Company’s reported inventory cost consists of the cost of product, net of vendor incentives related to unsold inventory, and certain costs incurred to bring inventory to its existing condition or location, including freight-in, purchasing, receiving, inspection and other material handling costs. Amounts due to the Company related to vendor incentives are recorded as reductions to vendor payables.

The Company maintains an allowance representing the write-down of inventory to its net realizable value for its discontinued and slow moving inventory. The allowance for excess and discontinued inventory balances at December 31, 2010 and 2009 was approximately $12.8 million and $6.3 million, respectively.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives. Improvements are capitalized and depreciated over the estimated useful life of the asset. Repair and maintenance costs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected as a component of operating income.

Long-lived asset impairments

The Company accounts for its long-lived assets in accordance with authoritative guidance which requires that the carrying values of long-lived assets are evaluated whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected undiscounted cash flows to the carrying values of long-lived assets. If the expected undiscounted future cash flows are less than the carrying amounts of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and its estimated fair value. Fair value is estimated using expected future cash flows.

Revenue recognition

Revenue is recognized when title and risk of loss is transferred to the customer. This generally occurs when products are shipped. Revenue includes selling price of the product and all shipping and handling costs paid by the customer. Under certain circumstances, customers may submit a claim for damaged or shorted shipments. Based on historical experience, the Company establishes a reserve for potential returns at the time of sale. Revenue is further reduced at the time of sale for estimated customer-related incentives. These incentives primarily consist of volume and growth rebates.

Internal use software costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. These costs are being amortized over a period of three years. The Company capitalized approximately $0.4 million and $0.3 million of purchased or developed computer software for the years ended December 31, 2010 and 2009, respectively. The unamortized computer software costs were approximately $0.5 million and $1.4 million at December 31, 2010 and 2009, respectively. The amounts charged to depreciation expense were approximately $1.3 million, $1.7 million and $1.9 million in fiscal 2010, 2009 and 2008, respectively.

Catalog costs, co-op and marketing allowances and other advertising expenses

The Company incurs catalog and advertising costs to promote its products. Catalog costs, consisting primarily of the Company’s annual production for its catalogs printing and postage costs, are capitalized and amortized over the life of the catalog. The fiscal 2008 catalog was amortized over the period October 2007 through September 2008. The fiscal 2009 catalog was amortized over the period October 2008 through December 2009. The fiscal 2010 catalog was amortized over the period January 2010 through December 2010.

At December 31, 2010 and 2009, approximately $5.5 million and $5.2 million, respectively, of prepaid catalog costs were reported as other current assets. Prepaid catalog costs at December 31, 2010 and 2009 represented the prepaid catalog costs incurred for the fiscal 2011 and fiscal 2010 catalogs, respectively. Total catalog expense, net of expected vendor co-op advertising allowances earned and reimbursements by customers for catalogs purchased, was approximately $0.5 million, $3.2 million and $2.0 million in fiscal 2010, 2009 and 2008, respectively.

The Company records co-op marketing and advertising allowances received from vendors as a reduction of directly corresponding costs incurred within warehousing, selling and administrative expenses.

The Company periodically advertises through means other than its catalog and these costs are expensed as incurred. Other advertising expense was approximately $0.4 million, $0.6 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill and intangibles assets

Goodwill

Authoritative guidance requires that goodwill be tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. In 2008, the Company had three reporting units consisting of Alpha, Broder, and NES. The Company’s goodwill was allocated between the Alpha and Broder reporting units. The Company tested goodwill for impairment as of December 27, 2008 and as a result of the weakened economy and associated demand for the Company’s products in the fourth quarter 2008 and anticipated weakened demand in 2009, the anticipated cash flows for the Alpha and Broder reporting units had declined significantly. The Company performed the first step of the two-step impairment test and compared the fair value of its Alpha and Broder reporting units to their respective carrying values. Consistent with the Company’s approach in its annual impairment testing in assessing the fair value of the reporting unit, the Company used equal weighting of two methods: the market approach and income approach. Under the market approach, the fair value of the reporting is based on comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization (EBITDA). Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows of each reporting unit discounted at rates consistent with the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the indicated fair value of the reporting unit, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the implied fair value of the goodwill of the reporting unit is less than the carrying value, goodwill is considered impaired.

Management determined that the carrying value of the two reporting units was greater than the calculated fair values in step one of the goodwill impairment test. In step two of the impairment test, the Company determined the implied fair value of the goodwill and compared it to the carrying value of the goodwill. The Company allocated the fair value of the reporting unit to all of its assets and liabilities as if the reporting unit had been acquired in a business combination and the fair value of the Alpha and Broder reporting units was the price paid to acquire the reporting unit. The excess of the fair value of the reporting units over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The Company’s step two analysis resulted in no implied fair value of goodwill, and therefore, the Company recognized an impairment charge in the fourth quarter of 2008 of $39.0 million and $11.9 million, respectively, for the Alpha and Broder reporting units, representing a write off of the entire amount of the Company’s previously recorded goodwill.

Intangible assets

Intangible assets are assets acquired that lack physical substance and that meet the specified criteria for recognition apart from goodwill. Intangible assets acquired are comprised mainly of customer relationships and trade names and trademarks. The fair value of trade names and trademarks is estimated by the use of a relief from royalty method, which values an intangible asset by estimating the royalties saved through the ownership of an asset. The royalty, which is based on a reasonable rate applied against forecasted sales, is tax-effected and discounted to present value using a discount rate commensurate with the relative risk of achieving the cash flow. The fair value of acquired customer relationships is estimated by the use of an income approach known as the excess earnings method. The excess earnings method measures economic benefit indirectly by calculating residual profit attributable to an asset after appropriate returns are paid to complementary or contributory assets. The residual profit is tax-effected and discounted to present value at an appropriate discount rate that reflects the risk factors associated with the estimated income stream. Determining the useful life of an intangible asset requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

The Company had one indefinite-lived intangible asset, the Alpha trade name, as of December 27, 2008. In connection with its annual test for impairment as of December 27, 2008, management determined that the Alpha trade name was impaired and the Company recorded a trade name impairment charge of $11.6 million during the fourth quarter of 2008. Management also concluded that the Alpha trade name was no longer an indefinite-lived intangible asset and starting December 28, 2008 began to amortize the new carrying value of the trade name, $24.0 million as of December 27, 2008, over 9 years.

In its indefinite-lived impairment analysis, management compared the carrying value of intangible assets to its estimated fair value by using present value techniques to estimate fair value. Common among such approaches is the “relief from royalty” methodology. This methodology estimates the direct cash flows associated with the intangible asset. Management estimated the hypothetical royalty rate, discount rate, and residual growth rate to estimate the forecasted cash flows associated with the asset. Management used a discount rate of 14%, a long-term growth rate of 4%, and a royalty rate of 0.8% in the impairment test. The discount rate assumption was based on an assessment of the risk inherent in the future cash flows generated as a result of the respective intangible assets. The royalty rate assumption was based on the rates at which similar trademarks or technologies were being licensed in the marketplace.

Had the fair value of the Company’s Alpha trade name been hypothetically lower than estimated by 10% as of December 27, 2008, the Alpha trade name would have been impaired by an additional $2.4 million.

Long-lived assets, including finite-lived intangible assets such as customer relationships, do not require that an annual impairment test be performed; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Triggering events include the likely (i.e., more likely than not) disposal of a portion of such assets or the occurrence of an adverse change in the market involving the business employing the related assets. Significant judgments in this area involve determining whether a triggering event has occurred and re-assessing the reasonableness of the remaining useful lives of finite-lived assets by, among other things, validating customer attrition rates.

The gross carrying amounts and accumulated amortization for the Company’s intangible assets at December 31, 2010 and 2009 are summarized below:

	Amortizable Life	December 31, 2010		December 31, 2009
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Trademark and Trade names—Finite life	1 to 9 years	$32,700	$(14,033)	$32,700	$(11,366)
Customer Relationships	2 to 8 years	61,480	(59,311)	61,480	(56,205)
Other	3 to 5 years	1,706	(1,706)	1,706	(1,667)

		$95,886	$(75,050)	$95,886	$(69,238)

The Company’s trade name intangible asset with a nine year useful life was the result of the Alpha acquisition in September 2003. The Company owns the rights to “Alpha Shirt Company” under which the Company markets to its Alpha customers.

The Company’s net trademarks and trade name intangible assets with defined lives resulted from the Alpha acquisition in September 2003, the NES acquisition in August 2004, and the Amtex acquisition in September 2006. Amortization expense of these trademark and trade name intangible assets was approximately $2.7 million, $2.7 million and $0.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company’s net customer relationship intangible assets are being amortized over the estimated useful lives on a basis proportionate to the discounted expected future cash flows underlying the initial valuation of the intangible.

The Company’s other intangible assets consist primarily of supply agreement intangible assets resulting from the Full Line and Alpha acquisitions and a non-compete agreement resulting from the Amtex acquisition. Other intangible assets are being amortized on a straight-line basis over the average life of the asset.

Amortization expense for intangible assets approximated $5.8 million, $7.1 million and $6.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Estimated amortization expense for the next five fiscal years beginning December 31, 2010 is expected to be approximately $4.6 million, $3.0 million, $2.7 million, $2.7 million and $2.7 million, respectively.

Derivative accounting

The Company entered into interest rate swaps to fix a portion of its variable rate debt under a revolving credit facility that was retired in September 2003 (see Note 6). These interest rate swaps matured in October 2008. All derivative instruments were recognized in the balance sheet at their fair values and changes in fair value were recognized immediately in earnings, unless the derivatives qualified as hedges of future cash flows. The Company did not apply hedge accounting to its outstanding interest rate swaps.

Stock options

The Company is required to record compensation expense on stock options granted to employees under the authoritative guidance with respect to accounting for shares based payments. In accordance with the guidance, the Company had applied the prospective transition method, whereby it continued to account for any portion of awards outstanding at the date of transition using the accounting principles originally applied to those awards. Accordingly, upon adoption, there was no effect on income from continuing operations, income before income taxes, net income, cash flow from operations, or cash flow from financing activities. During the period from adoption through December 31, 2008, there were no modifications or repurchases of existing awards. During fiscal 2009, in connection with the Exchange Offer, the Company terminated or canceled all options that were outstanding prior to the Exchange Offer. As a result of the cancellation of all of the outstanding stock options, previously unrecognized compensation costs of $0.2 million were recognized in the quarter ended June 30, 2009 and are included in warehousing, selling and administrative expense on the Company’s statement of operations.

During 2009 and 2008, there were no options granted. The Company recognized $0.3 million and $0.4 million in stock compensation expense in fiscal years 2009 and 2008, respectively, associated with the vesting of options granted in prior years and the cancellation of options in 2009 as discussed above. The Black-Scholes option pricing model was used to estimate the fair value for the option grants in prior years. The Company used the fair value method using a risk-free rate of 5.0%, an expected life of 5 years, volatility of 25% and a dividend yield of zero.

In August 2010, the Company’s board of directors approved the 2010 Executive Equity Incentive Plan (the “Plan”) and granted 405,415 stock options under the Plan. The Company recognized $0.1 million in stock compensation expense in fiscal year 2010 associated with the vesting of options granted under the Plan. The Black-Scholes option pricing model was used to estimate the fair value for the option grants. The Company used the fair value method using a risk-free rate of 0.8%, an expected life of 3.4 years, volatility of 50% and a dividend yield of zero. See Note 12 for more information.

Earnings Per Share

The following table presents the calculation of basic and diluted income (loss) per common share (shares in thousands):

	Twelve Months Ended December 31
	2010	2009	2008
	(dollars in thousands)
Numerator:
Net income (loss)	$16,697	($13,246)	($68,870)

Denominator (new common shares):
Basic weighted-average shares outstanding	10,000	10,000	—
Incremental shares from assumed option exercises	36	—	—

Diluted weighted-average shares outstanding	10,036	10,000	—

Denominator (old common shares):
Basic weighted-average shares outstanding	—	45,699	45,699
Incremental shares from assumed option exercises	—	—	—

Diluted weighted-average shares outstanding	—	45,699	45,699

Net income (loss) per share of new common stock:
Basic	$1.67	$0.66	—
Diluted	$1.66	$0.66	—

Net income (loss) per share of old common stock:
Basic	—	($0.43)	($1.51)
Diluted	—	($0.43)	($1.51)

The basic net income (loss) per share of common stock is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding plus potential dilutive securities.

In connection with the Exchange Offer completed in May 2009 the Company cancelled all classes of its old common stock and issued 10,000,000 shares of new common stock (see Note 5 for more information). The net income (loss) per share calculations for 2009 presented above are based on the net income (loss) attributable to the periods before and after the Exchange Offer and the respective common shares outstanding.

For the years ended December 31, 2010 and 2009 warrants for the purchase of 1,474,201 common shares were not included in the calculation of diluted income (loss) per share of new common stock as their exercise price of $14.96 exceeded the market price of the common shares.

For the years ended December 31, 2009 and 2008, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per share of old common stock. Potential dilutive securities which were not included in calculation for 2009 included options to purchase 2,008,124 shares of common stock at exercise prices ranging from $0.19 per share to $17.47 per share and warrants for the purchase of 416,455 common shares with an exercise price of $15.75 per share. Potential dilutive securities which were not included in the calculation for 2008 included options to purchase 2,245,718 shares of common stock at exercise prices ranging from $0.19 per share to $17.47 per share and warrants for the purchase of 416,455 common shares with an exercise price of $15.75 per share.

The Class L common shares outstanding during 2008 and 2009 would have had priority over the Class A and B shares in the receipt of any distributions had the Company reported net income for the period.

Fair value of financial instruments

Cash, net accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The fair value of the Company’s revolving debt is estimated to approximate carrying value based on the variable nature of the interest rates and current market rates available to the Company. The Company believes the fair value of the 2010 Notes approximated $10.4 million at December 31, 2009 and the fair value of the 2013 Notes approximated $108.4 million and $79.5 million at December 31, 2010 and 2009, respectively. Included in the accounts payable balance at December 31, 2010 and 2009 were outstanding checks of approximately $8.7 million and $6.4 million, respectively.

Income taxes

The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred income tax assets and deferred income tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recorded a valuation allowance of $15.6 million during fiscal year 2007 due to the Company’s continued net operating losses and its net deferred tax asset position. The Company recorded additional increases of $14.6 million and $0.7 million during fiscal 2008 and 2009, respectively, and a decrease of $14.0 million during fiscal 2010.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities reported in its financial statements and accompanying notes. These assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

New accounting pronouncements

In June 2009, the FASB issued authoritative guidance to improve the information that is reported in financial statements about the transfer of financial assets and the effects of transfers of financial assets on financial position, financial performance and cash flows and a transferor’s continuing involvement, if any, with transferred financial assets. In addition, this new guidance eliminates the concept of qualifying special purpose entities. The guidance also limits the circumstances in which a financial asset or a portion of a financial asset should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. The new guidance became effective for interim periods as of the beginning of the first annual reporting period beginning after November 15, 2009. The Company adopted the provisions of the new guidance as of December 27, 2009 and this adoption did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In June 2009, the FASB issued revised accounting guidance for variable interest entities, which replaces the quantitative approach for determining which reporting entity has a controlling financial interest in a variable interest entity with a qualitative approach that focuses on which reporting entity controls the most significant economic activities of the variable interest entity. The revised guidance became effective January 1, 2010. The Company adopted the revised guidance as required, and the adoption did not have a material impact on the Company’s financial condition, results of operations or cash flows.

3. Liquidity

The Company has relied primarily upon cash flow from operations and borrowings under its revolving credit facility to finance operations, capital expenditures and debt service requirements. Borrowings and availability under the revolving credit facility fluctuate due to seasonal demands. Historical borrowing levels have reached peaks during the middle of a given year and low points during the last quarter of the year. Historically, the Company’s ability to manage cash flow and working capital levels, particularly inventory and accounts payable, allowed the Company to meet its obligations during the seasonal low period, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business.

The Company’s business is sensitive to the business cycle of the national economy. Deterioration in general economic conditions adversely affect demand for the Company’s products, and cause sales of its products to decrease. In addition, slowdowns in economic activity result in the Company’s customers shifting their purchases towards lower-priced products, such as T-shirts, which adversely affects gross profit margin. The economic downturn in the U.S. that began in 2008 negatively impacted the imprintable activewear market, causing a decrease in units sold during the fourth quarter of 2008 and during 2009. These economic conditions caused some of the Company’s customers to cancel or scale back corporate events and purchases of products such as those the Company sells. This reduced customer demand adversely affected the Company’s revenues and operating profits through reduced purchases of the Company’s products despite the Company’s reduction in operating expenses resulting from the execution of several cost reducing initiatives.

During fiscal year 2008, cash flow from operating activities decreased by $29.9 million compared to fiscal 2007. This decrease in cash flow from operating activities had resulted in significant challenges to liquidity. During the fourth quarter of 2008, adverse economic conditions coupled with a decline in revenues, gross profits and operating margins described above, as well as uncertainty about the Company’s ability to make a $12.7 million interest payment due on April 15, 2009, resulted in reduced trade credit terms from several of the Company’s key suppliers. The reduction in trade credit led to lower inventory levels, which reduced the Company’s borrowing capacity under its revolving credit facility.

On March 31, 2009, the Company announced that it was negotiating with an ad hoc committee of holders of its 2010 Notes regarding a refinancing transaction designed to enhance the Company’s near-term liquidity, reduce its cash interest payments and improve its near-term working capital. The Company explored various strategic and financing alternatives, including filing of a voluntary petition under Chapter 11 of the Bankruptcy Code, and retained legal and financial advisors to assist in this regard. The Company also commenced discussions with certain of its major vendors to address its liquidity and capital requirements.

On April 17, 2009, the Company launched the Exchange Offer for all of its outstanding $225.0 million aggregate principal amount of 2010 Notes. In exchange for each $1,000 principal amount of 2010 Notes, Participating Noteholders were entitled to receive $444.44 in principal amount of the Company’s newly issued 2013 Notes and a pro-rata share of the Company’s new common stock.

On the Settlement Date, the Company completed the Exchange Offer for its outstanding 2010 Notes. An aggregate of $213.5 million in principal amount of 2010 Notes were exchanged for $94.9 million aggregate principal amount of 2013 Notes and 9,600,001 shares of the Company’s new common stock (representing 96% of the outstanding new common stock). Holders of 2010 Notes also received an amount in cash equal to $10 per $1,000 principal amount of 2010 Notes tendered prior to the consent time. Approximately $11.5 million in aggregate principal amount of 2010 Notes remained outstanding. The 2010 Notes matured and were paid in October 2010. In addition, on the Settlement Date, in connection with the Exchange Offer, the Company cancelled its previously outstanding Class A common stock and Class B common stock and the Existing Equityholders received, as a result of a reclassification, 399,999 shares of New Common Stock. Certain of the Existing Equityholders also received warrants to purchase up to an aggregate of 1,474,201 shares of new common stock (representing approximately 12% of the fully diluted capital of the Company as of the date of issuance). In addition, on the Settlement Date, the Company converted to a Delaware corporation.

The indenture governing the 2013 Notes, among other things, (1) restricts the Company’s ability and its subsidiaries, including the guarantors of the 2013 Notes, to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates, (2) prohibits certain restrictions on the ability of certain of the Company’s subsidiaries, including the guarantors of the 2013 Notes, to pay dividends or make certain payments to the Company and (3) places restrictions on the Company’s ability and its subsidiaries, including the guarantors of the 2013 Notes, to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company’s assets. The indenture related to the 2013 Notes also contains various covenants which limit management’s discretion in the operation of the Company’s businesses.

On May 22, 2009 the Company filed a Form 15 with the SEC providing notice that it would cease filing reports under sections 13 and 15(d) of the Securities and Exchange Act of 1934.

Participating Noteholders consented to the proposed amendments to waive any and all existing defaults and events of default that have arisen or may arise under the existing indenture, eliminate substantially all of the covenants in the existing indenture governing the Company’s actions, other than the covenants to pay principal of and interest on the 2010 Notes when due, and eliminate or modify the related events of default. The waivers relate to defaults that have arisen from the Company’s failure to make the interest payment due and payable in April 2009, to file its Annual Report on Form 10-K for fiscal 2008 within the time period prescribed by the SEC’s rules and regulations and to provide the trustee notice of these defaults. Noteholders for the 2010 Notes who did not participate in the Exchange Offer retained the right to collect interest due on the 2010 Notes until maturity and to collect the principal amount when due in October 2010.

As noted above, insufficient vendor financing, which began in the first quarter of 2009 and ended in May 2009 following completion of a debt restructuring (see Note 3), adversely impacted the Company’s revenues and operating profits during 2009. During the period in which the Company had insufficient vendor financing, it could not purchase the level of inventory needed to satisfy customer demand, resulting in customers placing orders with the Company’s competitors. As inventory quality improved during the last half of 2009, the Company’s revenues improved.

During fiscal 2010, cash flow from operating activities decreased by $66.4 million from fiscal 2009. During fiscal year 2009, cash flow from operating activities increased by $80.3 million compared to a decrease of $29.9 million in the prior period. The increase in cash flow was principally due to a $43.2 million reduction in inventory since major suppliers limited the trade credit for approximately four months during 2009. Cash generated by sales of inventory was used to pay down the revolver. The revolver balance was reduced by $49.2 million during 2009. Although the Company reduced its debt outstanding under its revolving credit facility, the reduction in inventory led to a reduction in borrowing capacity under the revolving credit facility.

Going Concern and Covenant Compliance

Following the completion of the series of transactions described above which were designed to obtain stable bank financing and stable bond financing, the Company achieved stable vendor financing. Subsequent to the May 2009 announcement that approximately 95% of the 2010 Notes were validly tendered and not withdrawn, key suppliers increased credit limits and began shipping significant amounts of inventory on commercially reasonable terms. None of the Company’s key suppliers require the Company to pay cash in advance or cash on delivery.

Management believes that it has the ability to manage cash flow and working capital levels, particularly inventory and accounts payable, to allow the Company to meet its current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business for fiscal 2011. The assumptions were used in evaluating the Company’s ability to continue as a going concern included the impact of fixed headcount reductions in December 2008 and March 2009; estimated cash disbursements for capital expenditures and capital lease obligations; cash principal and interest payments that consider the impact of the 2013 Notes and interest on the Amended Credit Agreement; and commercially reasonable payment terms to the Company’s trade creditors. Based on these assumptions and sensitivities to these assumptions, the Company expects to remain in compliance with the fixed charge coverage ratio covenant included in its Amended Credit Agreement during fiscal 2011.

Market data indicates that the market grew 6% during fiscal 2010, as measured in units sold. Management does not expect the market for imprintable activewear to decline during 2011 despite four price increases imposed by major suppliers during the period July 2010 through January 2011, but if the market for imprintable activewear should decline, management believes the Company has the ability to manage cash flow and working capital levels and remain in compliance with the fixed charge coverage ratio during 2011. In the event that year-over-year revenue and margin increases are less than our current assumptions due to a decline in the market for imprintable activewear or the Company’s performance relative to the market, the Company believes it has the ability to manage through the additional liquidity constraints by further reducing the Company’s variable operating expenses, including personnel costs to operate the Company’s distribution centers and call centers, and controlling the timing of certain of its cash disbursements. The Company’s fulfillment costs are very responsive to volume and the Company has taken action to control its fixed operating expenses. In addition, whereas payables aged greater than 30 days past due per the terms of the original invoice date were required to be deducted from the borrowing base under the terms of an earlier credit agreement, the Amended Credit Agreement does not include that requirement.

The Company’s Amended Credit Agreement and the indenture that governs the 2013 Notes impose restrictive covenants on the Company. See Note 6 to our financial statements. The Amended Credit Agreement also requires the Company to achieve specified financial results and maintain compliance with a specified financial ratio and satisfy other financial condition tests. Based on management’s assumptions and alternative scenarios to these assumptions, the Company expects to remain in compliance with the fixed charge coverage ratio covenant included in its Amended Credit Agreement during fiscal 2011.

The Company’s ability to comply with these ratios may be affected by events beyond management’s control. A breach of any of these restrictive covenants or the inability to comply with the required financial ratios could result in a default under the Amended Credit Agreement. If a default occurs, the lenders under the Amended Credit Agreement may elect to declare all borrowings outstanding, together with all accrued interest and other fees, to be immediately due and payable which would result in an event of default under the 2013 Notes. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If the Company is unable to repay outstanding borrowings when due, the lenders under the Amended Credit Agreement will also have the right to proceed against the Company’s collateral, including available cash, granted to them to secure the indebtedness. If the indebtedness under the Amended Credit Agreement or 2013 Notes were to be accelerated, the Company’s assets might not be sufficient to repay in full that indebtedness and the Company’s other indebtedness, which could cause the Company to file a voluntary petition under Chapter 11 of the Bankruptcy Code.

Following the Exchange Offer, there were $11.5 million in principal amount of 2010 Notes outstanding. These notes matured in October 2010, and the entire outstanding principal amount of the 2010 Notes, together with accrued and unpaid interest, were paid. As of December 31, 2010, the Company had $4.8 million in cash recorded on its balance sheet and $40.0 million of available borrowing capacity on our revolving credit facility.

4. Debt Restructuring

During 2008, weakened economic conditions, largely attributable to the global credit crisis, and erosion of consumer confidence, negatively impacted the markets in which the Company operates. Significant factors including the deterioration of corporate profits and decreased corporate spending, equity market volatility and rising unemployment levels resulted in customers delaying, canceling or limiting purchases of the Company’s products. As a result, the Company’s liquidity had been adversely affected. The Company had difficulty in maintaining sufficient inventory levels due to some of its vendors limiting its trade credit. The Company was unable to make its interest payment on its 2010 Notes (defined below) in April 2009, and the holders of the 2010 Notes would have been able to accelerate the indebtedness outstanding under those notes if the Company had not completed the Exchange Offer (defined below).

The Company retained legal and financial advisors to assist it in exploring financing and strategic alternatives with respect to its long-term capital structures. The Company also commenced discussions with certain of its major vendors to address its liquidity and capital requirements. This process culminated in the consummation in May 2009 (the “Settlement Date”) of an exchange offer (the “Exchange Offer”) for the Company’s outstanding 11 1/4% Senior Notes due October 15, 2010 (the “2010 Notes”). An aggregate of $213.5 million in principal amount of 2010 Notes were exchanged in the Exchange Offer. On the Settlement Date, for each $1,000 principal amount of 2010 Notes tendered in the Exchange Offer, the holder thereof received $444.44 in principal amount of the Company’s newly issued 12%/15% senior payment-in-kind toggle notes due October 15, 2013 (the “2013 Notes”) and a pro rata share of the Company’s newly issued common stock, par value $0.01 per share (the “Common Stock”). Holders of 2010 Notes also received an amount in cash of $2.1 million which was equal to $10 per $1,000 principal amount of 2010 Notes tendered prior to the consent time. An aggregate of $94.9 million in principal amount of 2013 Notes and an aggregate of 9,600,001 shares of Common Stock (representing 96% of the Company’s outstanding Common Stock as of the Settlement Date) were issued to the holders of 2010 Notes participating in the Exchange Offer (the “Participating Noteholders”). In addition, on the Settlement Date, in connection with the Exchange Offer, the Company cancelled its previously outstanding Class A common stock and Class B common stock and the equityholders of its Class L common stock immediately prior to the completion of the Exchange Offer (the “Existing Equityholders”) received, as a result of a reclassification, 399,999 shares of Common Stock. Certain of the Existing Equityholders also received warrants to purchase up to an aggregate of 1,474,201 shares of Common Stock (representing approximately 12% of the fully diluted capital of the Company as of the date of issuance). The Company’s new board of directors also adopted a new management incentive plan in August 2010 that provides for the grant of nonqualified stock options or restricted stock to the Company’s officers and employees. A total of 7.5% of the shares of Common Stock issued and outstanding upon the completion of the Exchange Offer (or 810,811 shares) were reserved for issuance under this plan. See Note 2 for more information. In addition, on the Settlement Date, the Company converted to a Delaware corporation. Following the consummation of the Exchange Offer, $11.5 million in aggregate principal amount of the 2010 Notes remained outstanding.

As a result of the successful completion of the Exchange Offer, the indenture governing the 2010 Notes was amended to waive any and all existing defaults and events of default that had arisen or may arise under the indenture, eliminate substantially all of the covenants in the indenture governing the Company’s actions (other than the covenants to pay principal of and interest on the 2010 Notes when due), and eliminate or modify the related events of default.

On the Settlement Date, the Company completed the Exchange Offer for the Company’s outstanding 2010 Notes. An aggregate of $213.5 million in principal amount of 2010 Notes were exchanged in the Exchange Offer for $94.9 million aggregate principal amount of newly issued 2013 Notes and a pro rata share of 96% of the outstanding New Common Stock. See Note 3 for more information. This transaction qualified as a Troubled Debt Restructuring under the authoritative guidance. As a result of this transaction, the Company recorded a net gain of $10.5 million during the quarter ended June 30, 2009. The gross gain of $16.2 million was calculated as the difference between the carrying amount of the liabilities settled (reduced for the fair value of the equity issued to the Participating Noteholders) and the total future cash payments under the terms of the 2013 Notes. The authoritative guidance requires that the Company offset any gain by the costs directly attributable to the debt restructuring. The Company reduced the gain by $5.7 million relating to legal and financing fees incurred in connection with the debt restructuring. The net gain was recorded as a component of other income on the Company’s statement of operations.

As of both December 31, 2010 and December 31, 2009, the 2013 Notes are recorded on the balance sheet at $160.3 million which represents the total future cash payments under the terms of the Notes, including both principal and Payment in Kind (“PIK”) interest payments, as required under the authoritative guidance. The face value of the 2013 Notes outstanding was $117.9 million and $102.0 million at December 31, 2010 and December 31, 2009, respectively. As a result, the Company does not anticipate recognizing any interest expense on the 2013 Notes through their maturity. All future cash payments will be offset against the $160.3 million carrying balance. The calculation of the value of the total future cash payments includes the assumption that the interest payments on the 2013 Notes which are due in 2010 are paid in additional notes at the PIK interest rate of 15% rather than in cash at the cash rate of 12%. The calculation of the total future cash payments includes the face value of the notes of $94.9 million, the additional notes issued in October 2009, April 2010 and October 2010 at the PIK interest rate of 15%, as required under the Indenture, and the payment of all additional interest payments after 2010 due on the 2013 Notes in cash, at the cash interest rate of 12%, as required under the Indenture. The Indenture requires that on each interest payment date from and including April 15, 2010, the Company shall pay interest on the New Notes entirely in cash; provided that with respect to such interest payments on April 15, 2010 and October 15, 2010, interest was to be paid in the form of additional notes unless (i) the Company was in compliance with the covenants in the Revised Credit Agreement, on a pro forma basis giving effect to the applicable interest payment, that required average daily revolver availability to exceed $20 million for the preceding 45 days and actual revolver availability to exceed $20 million and (ii) no default or event of default would have occurred under the Revised Credit Agreement as a result of such interest payment. The interest payments due April 15, 2010 and October 15, 2010 were paid in the form of additional notes in the amount of $7.6 million and $8.2 million, respectively.

In connection with the debt restructuring transaction, the Company incurred legal and professional fees of approximately $13.3 million. As discussed above, $5.7 million of these fees were recorded as a reduction to the gain on debt restructuring. Of the remaining fees, $4.3 million related to the amendments to the Revised Credit Agreement were being amortized over the remaining term of the agreement, $1.8 million in fees related to the issuance of the new common shares and warrants were recorded as a reduction to additional paid-in capital and $1.5 million in fees were recorded as an expense in the quarter ended June 30, 2009 and were included in other financing costs on the Company’s statement of operations. The $1.5 million of fees recorded as expense consisted of approximately $1.1 million of professional fees related to Chapter 11 bankruptcy contingency planning and $0.4 million for the review of strategic alternatives and other corporate matters related to the debt restructuring. The amortization of deferred financing fees incurred in connection with the April 2009 amendment to the Revised Credit Agreement were modified beginning in the fourth quarter 2010 following the execution of the Second Amended and Restated Credit Agreement in October 2010 (see Note 6).

As a result of the debt restructuring, the amount of the Company’s aggregate indebtedness was reduced as discussed above. The reduction in indebtedness resulted in income from cancellation of debt (“COD”) for tax purposes of $143.8 million. Because realization of such income occurred while the Company was insolvent, it will not recognize all the income from COD for tax purposes, but instead will reduce certain federal tax attributes by the amount of COD and will elect to defer the recognition of the remaining COD income over a five year period commencing in 2014 under the American Recovery and Reinvestment Tax Act of 2009. This election was made as part of the 2009 tax return which was filed during the third quarter of 2010. As a result of the COD income, the Company reduced its federal net operating losses carryforward down to zero.

5. Shareholders’ Deficit

In connection with the Exchange Offer, the Company issued equity consideration in the form of new Common Stock, the aggregate amount of which issued to the Participating Noteholders represented approximately 96% of new Common Stock outstanding as of the issuance date. The Common Stock was issued to holders on a pro rata basis based on the aggregate principal amount of 2010 Notes exchanged by the holders. The Common Stock that was issued to the Participating Noteholders will be subject to dilution upon (i) the exercise of warrants to purchase shares of Common Stock initially representing an aggregate of 12% of fully diluted Common Stock as of the issuance date, issued to stockholders immediately prior to the settlement of the Exchange Offer, and (ii) the issuance of stock and the exercise of stock options to purchase stock representing an aggregate of 7.5% of issued and outstanding Common Stock as of immediately following the settlement of the Exchange Offer (or 810,811 shares), to be issued to Company management under a management equity incentive plan that the Company adopted in August 2010 (see Note 12 for more information).

The Common Stock is the only class of stock outstanding after the Exchange Offer. The Company amended its articles of incorporation such that all of the issued and outstanding shares of Class A common stock and Class B common stock were cancelled for no or nominal consideration and all of the issued and outstanding shares of Class L common stock were reclassified into a new class of voting common stock. Immediately after the settlement of the Exchange Offer, the Company reincorporated under Delaware law by merging with and into a newly formed Delaware corporation that was named Broder Bros., Co. upon the completion of the merger. The Company terminated or canceled any options or warrants that were outstanding prior to such transactions. As a result of the cancellation of all of the outstanding stock options, previously unrecognized compensation costs of $0.2 million were recognized in the quarter ended June 30, 2009.

Upon the completion of the Exchange Offer, the Company’s Existing Equityholders were issued warrants to purchase 1,474,201 shares of Common Stock representing an aggregate of 12% of fully diluted Common Stock as of the issuance date (which shall be deemed to include all equity issued or issuable under the management equity incentive plan adopted in 2010). The warrants were issued to such stockholders based on their respective equity interests in the Company immediately prior to the issuance of the Common Stock in the Exchange Offer. The exercise price of such warrants will equate to an equity value in which the Common Stock and 2013 Notes issued to the noteholders in the Exchange Offer would have a value equal to the principal amount of 2010 Notes together with accrued interest thereon through their scheduled maturity date.

6. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consisted of the following:

	December 31, 2010	December 31, 2009
	(dollars in thousands)
Revolving credit facility	$115,279	$100,845
2010 Notes	—	11,544
2013 Notes(1)	160,282	160,282
Unamortized debt premium	—	11
Capital lease obligations	8,000	4,660

	283,561	277,342
Less current portion:
2010 Notes	—	11,544
FILO Facility due January 31, 2011	10,000	—
Cash interest on 2013 Notes due April 15, 2011	7,071	—
Cash interest on 2013 Notes due October 15, 2011	7,071	—
All other	2,305	3,892

Total long-term debt and capital lease obligations, excluding current portion	$257,114	$261,906

(1)	The face value of the 2013 Notes outstanding was $117.9 million at December 31, 2010 and $102.0 million December 31, 2009. The amount recorded on the balance sheets as of December 31, 2010 and December 31, 2009, of $160.3 million represents the total future cash payments under the terms of the 2013 Notes, including both principal and interest payments, as required under the guidance provided by the FASB. As a result, the Company does not anticipate recognizing any interest expense on the 2013 Notes through their maturity. All cash interest payments will reduce the carrying value of the 2013 Notes.

At December 31, 2010, the Company was contractually obligated to pay the principal payments on the revolving credit facility, 2013 Notes and capital lease obligations for the next five years and thereafter included in the table below:

(dollars in thousands)
2011	$26,448
2012	16,494
2013	133,982
2014	106,637
2015	—
Thereafter	—

Revolving Credit Facility

In October 2010, the Company entered into a Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”) with Bank of America, N.A. as Administrative Agent and Bank of America, N.A. and General Electric Capital Corporation as Co-Collateral Agents. The Amended Credit Agreement amended and restated in its entirety the Company’s Revised Credit Agreement, dated as of August 31, 2006, which was scheduled to mature on August 31, 2011.

The Amended Credit Agreement provides for a $175.0 million revolving credit facility (the “Revolver Facility”) and a $10.0 million first-in, last-out facility (the “FILO Facility”). The Revolver Facility and the FILO Facility may be used for working capital and other lawful corporate purposes of the Company.

The FILO Facility was borrowed in full on the effective date for working capital and general corporate purposes and, upon repayment, may not be reborrowed. The interest rate for the FILO Facility was, at the election of the Company, either the London Interbank Offer Rate plus 8% or the base rate plus 7%. The FILO Facility matured on January 31, 2011 and was repaid using funds from the Revolver Facility.

The Revolver Facility bears interest at a per annum rate equal to, at the election of the Company, either the London Interbank Offer Rate or the base rate plus, in either case, the Applicable Margin (as defined in the Amended Credit Agreement). An unused line fee is payable quarterly in an amount equal to: (i) 0.75% per annum on the average daily unused portion of the Revolver Facility if less than 50% of the Revolver Facility has been used and (ii) 0.50% per annum on the average daily unused portion of the Revolver Facility if 50% or more of the Revolver Facility has been used. The Revolver Facility matures on October 13, 2014.

The Revolver Facility and the FILO Facility are secured by a first priority security interest in substantially all the assets of the Company (subject to permitted liens).

The Amended Credit Agreement contains both affirmative and negative covenants which, among other things, require the Company to meet a minimum consolidated fixed charge coverage ratio and places limits upon disposals of assets, mergers and acquisitions, further indebtedness, liens and investments, transactions with affiliates and other customary restrictions. The Company was in compliance with the fixed charge coverage ratio covenant as of December 31, 2010.

Total unused credit line fees under the revolving credit facility were approximately $0.5 million for the twelve months ended December 31, 2010. The effective interest rate at December 31, 2010 was 5.0% and the weighted average interest rate on borrowings under the revolving credit facility for the twelve months ended December 31, 2010 was 6.2%. As of December 31, 2010, outstanding borrowings on the revolving credit facility were $115.3 million, which left $40.0 million of available borrowing capacity as determined by borrowing base availability. The effective interest rate at December 31, 2009 was 5.9%. As of December 31, 2009, outstanding borrowings on the revolving credit facility were $100.8 million, which left $31.5 million of available borrowing capacity as determined by borrowing base availability.

The Company incurred a total of $5.1 million in debt issuance costs in connection with the Revised Credit Agreement. This includes $4.3 million of costs incurred in the quarter ended June 2009 related to the amendments which were entered into during that quarter. In addition, approximately $0.1 million of pre-amendment fees were written-off during the quarter as a result of the reduction in the total commitment under Revised Credit Agreement under the amended terms. The Company incurred a total of $4.6 million in debt issuance costs in connection with the Amended Credit Agreement. In addition, approximately $0.3 million of pre-amendment fees were written-off during the 2010 fiscal year as a result of a reduction in the number of lenders participating in the Amended Credit Agreement. The remaining costs are being amortized to interest expense on a straight-line basis, which approximated the effective interest method, over the remaining life of the Amended Credit Agreement.

The Amended Credit Agreement also contains a provision for up to $25.0 million of letters of credit, subject to borrowing base availability and total amounts outstanding under the Credit Agreement not to exceed $175.0 million. As of December 31, 2010 and December 31, 2009, the Company had approximately $7.7 million and $7.8 million, respectively, of outstanding letters of credit primarily related to commitments for the purchase of inventory and collateral for leased real estate and other corporate matters.

Senior Notes

In September 2003, the Company completed a private offering of $175.0 million in aggregate principal amount of 11 1/4% senior notes due 2010. The proceeds of the private offering were used to finance the Alpha acquisition, repay existing indebtedness and to pay related fees and expenses. In November 2004, the Company completed a private offering of an additional $50.0 million aggregate principal amount of 11 1/4% senior notes due 2010. The proceeds of that private placement were used to repay borrowings under the revolving credit facility. All senior notes were issued under the same indenture. The senior notes were guaranteed on a senior unsecured basis by all existing and future material domestic subsidiaries, and paid interest semi-annually in arrears on April 15 and October 15 of each year.

In April 2009, the Company launched the Exchange Offer for all of its outstanding $225.0 million aggregate principal amount of 2010 Notes. In exchange for their 2010 Notes, Participating Noteholders received the Company’s newly issued 2013 Notes and a pro-rata share of the Company’s Common Stock. This change in the Company’s capital structure was made to reduce its leverage, extend the maturity of its senior debt, decrease its cash interest expense, and enhance the Company’s near-term liquidity. In May 2009, the Company announced that at the expiration of the Exchange Offer in May

2009, $213.5 million in aggregate principal amount of 2010 Notes, or approximately 95% of the outstanding 2010 Notes, had been validly tendered in the Exchange Offer and not withdrawn. On the Settlement Date, the Company announced that it had completed the financial restructuring through the settlement of the Exchange Offer.

The 2013 Notes will mature on October 15, 2013 and will pay interest semi-annually, commencing on or about the fifteenth day of the sixth month after the date of issuance and thereafter on the fifteenth day of each sixth month succeeding such date of each year. Interest on the 2013 Notes began to accrue from April 15, 2009 at a rate of 15.00% per annum and was payable on October 15, 2009 in the form of the issuance of additional 2013 Notes (“PIK interest”). From October 15, 2009 to October 15, 2010, in each semiannual interest payment period, interest was to accrue at the rate of 15.00% per annum if such semi-annual interest payment was paid in PIK interest or at the rate of 12.00% per annum if such semi-annual interest payment was paid in cash. The Company was to pay cash interest in these periods so long as (i) it was in compliance with the covenants in its Revised Credit Agreement, on a pro forma basis giving effect to the applicable interest payment, that required average daily revolver availability to exceed $20 million for the preceding 45 days and actual revolver availability to exceed $20 million and (ii) no default or event of default would have occurred under the Revised Credit Agreement as a result of such payment. After October 15, 2010, in each semi-annual interest payment period, interest will accrue at a rate of 12.00% per annum and will be payable in cash. Interest on the 2013 Notes in 2010 was paid in PIK interest.

The other terms of the 2013 Notes are substantially identical to those of the 2010 Notes, except the 2013 Notes will not be registered under the Securities Act. The Company does not intend, and is not required, to file a registration statement with respect to the 2013 Notes.

Following the Exchange Offer, there were $11.5 million in principal amount of 2010 Notes outstanding. These notes matured on October 15, 2010, and the entire outstanding principal amount of the 2010 Notes, together with accrued and unpaid interest, were paid utilizing funds borrowed under the Company’s revolving credit facility.

7. Fixed Assets

Property and equipment (and the estimated useful lives of the related assets) consisted of the following:

	December 31, 2010	December 31, 2009
	(dollars in thousands)
Leasehold improvements (lesser of 10 years or remaining lease term)	$5,740	$5,354
Machinery and equipment (5–7 years)	31,564	25,416
Furniture and fixtures (7 years)	5,027	4,665
Computers and software (3–5 years)	19,379	19,904
Vehicles (5 years)	24	24
Construction in process	188	344

	61,922	55,707
Less: accumulated depreciation	46,929	40,781

Fixed assets, net	$14,993	$14,926

Depreciation expense, which includes depreciation on assets financed with capital leases, was approximately $8.8 million, $9.8 million and $11.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

8. Leases

Capital leases

As of December 31, 2010, capital lease obligations included in long-term debt are as follows:

(dollars in thousands)
Payable in:
2011	$2,901
2012	2,752
2013	2,186

(dollars in thousands)
2014	1,419
2015	—

Total minimum capital lease payments	9,258
Less—imputed interest	(1,258)

Present value of net minimum capital lease payments	$8,000

The net book value of property and equipment recorded under capital leases as of December 31, 2010 and 2009 was approximately $7.0 million and $3.9 million, respectively, representing certain warehouse equipment, computer hardware and software and furniture and fixtures. Accumulated depreciation of the property and equipment recorded under capital leases was approximately $18.4 million and $13.1 million as of December 31, 2010 and 2009, respectively. Depreciation expense on the outstanding obligations under the capital leases was approximately $4.9 million, $5.0 million and $4.8 million in fiscal 2010, 2009 and 2008, respectively.

Operating leases

The Company leases facilities and equipment pursuant to operating leases expiring at various times over the next eight years. Total rent expense incurred under the leases was approximately $15.2 million, $15.5 million and $15.6 million in fiscal 2010, 2009 and 2008, respectively. The Company has certain operating lease agreements which contain provisions for scheduled rent increases. Rent expense for these agreements is recognized on a straight-line basis over the minimum lease term.

The future minimum operating lease payments for noncancelable operating leases are as follows:

(dollars in thousands)
Payable in:
2011	$18,152
2012	17,600
2013	15,439
2014	13,026
2015	9,716
Thereafter	12,845

*Total future minimum operating lease payments	$86,778

*	Minimum payments have not been reduced by minimum sublease rentals of $1,806 due to the Company in the future under noncancelable subleases.

9. Related Party Transactions

Pursuant to the Delaware Certificate of Incorporation of the Company, the Participating Noteholders had the right to elect three members to the Company’s board of directors, and Bain Capital LLC, as the Existing Equityholder, had the right to elect one member to the Company’s board of directors. The Participating Noteholders elected a former member of the ad hoc committee of noteholders and two outside directors, who have no ownership in any of the Company’s securities. The Existing Equityholder elected a former member of the board of directors.

10. Defined Contribution Plans

The Company is a sponsor of an employee savings 401(k) plan covering substantially all employees who meet predetermined eligibility requirements. Contributions made by the Company are at the discretion of the board of directors. For the years ended December 31, 2010, 2009 and 2008, such contributions amounted to 100% of the first 2% and 25% of the next 4% of compensation deferred by the employee. Contributions to the plan were approximately $0.5 million each year for 2010 and 2009 and $0.8 million in 2008.

11. Commitments and Contingencies

Self-Insured Health Plan

The Company maintains a self-insured health plan for some of its employees. The Company purchased stop loss insurance to supplement the health plan, which will reimburse the Company for individual claims in excess of $0.1 million annually in fiscal 2010, 2009 and 2008 and for aggregate claims exceeding approximately $4.8 million, $5.0 million and $6.6 million in fiscal 2010, 2009 and 2008, respectively. Approximately $0.9 million and $0.6 million were included in accrued liabilities for self-insured health plan costs at December 31, 2010 and 2009, respectively.

Litigation

The Company is a party to various lawsuits arising out of the normal conduct of its business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company’s results of operations or financial position.

Employment Agreements

The Company has entered into employment agreements with certain employees, which provide that the employee will not compete in the wholesale distribution of imprintable activewear business for a specified period after their respective termination dates. The employment agreements also define employment terms including salary, bonus and benefits to be provided to the respective employees.

12. Stock Option and Equity Incentive Plans

All of the Company’s options outstanding as of May 2009 were cancelled in connection with the Exchange Offer. In August 2010 the Company’s board of directors adopted the 2010 Equity Incentive Plan which provides for the grant of nonqualified stock options to the Company’s officers and employees. A total of 7.5% of the shares of Common Stock issued and outstanding upon the completion of the Exchange Offer (or 810,811 shares) were reserved for issuance under this plan.

The Company adopted a Stock Option Plan (the “2000 Plan”) effective with the May 2000 recapitalization under which officers, key employees, non-employee directors or consultants may be granted options to purchase shares of the Company’s authorized but unissued Class A and Class L common stock. During fiscal 2000, 550,000 shares of Class A common stock options were authorized at an exercise price of $0.1944 per share (the Tranche I options) and an additional 550,000 shares of Class A common stock options were authorized at an exercise price of $3.41 per share (the Tranche II options). Options issued under the 2000 Plan were to expire no later than ten years from the grant date and vest ratably over four years.

In fiscal 2004, the Company adopted the 2004 Executive Stock Option Plan (the “2004 Plan”) under which present and future executives, directors, consultants or advisers of the Company or its subsidiaries may have been granted options to purchase shares of the Company’s authorized but unissued Class B and Class L, Series 3 or 4 common stock. Options issued under the 2004 Plan were expire no later than ten years from the grant date and vest ratably over four years.

During fiscal 2006, pursuant to its 2004 Plan, the Company granted to certain of its executives the following options: (a) options to purchase 146,242 shares of its Class L, Series 3, common stock at a weighted average exercise price of $23.3219 per share, (b) options to purchase 127,249 shares of its Class L, Series 4, common stock at a weighted average exercise price of $17.1397 per share and (c) options to purchase 1,357,147 shares of its Class B common stock at a weighted average exercise price of $0.1944 per share.

No options were granted during fiscal year 2009.

In August 2010, the Company’s board of directors approved the 2010 Plan. The 2010 Plan is designed to provide incentives to present and future executives, officers and other employees of the Company through the grant of options and/or restricted shares. The 2010 Plan provides for the issuance of up to 810,811 common shares. All options issued under the 2010 Plan shall have an exercise price per share of common shares of not less than 100% of the fair market value of such share on the date of grant and shall not be exercisable more than ten years after the date of grant.

The board of directors also approved an option grant to the Company’s executive officers and certain other employees in August 2010. The options granted shall vest in two tranches. Tranch 1 options represent 50% of the options granted and were deemed fully vested and exercisable as of the date of grant. Tranch 2 options represent the remaining 50% and shall vest and become exercisable with respect to the cumulative percentage of the Tranch 2 options as set forth opposite the dates in the table below if the participant is, and has been, continuously employed by the Company from the date of the grant agreement through such date:

Date	Cumulative Percentage Options Exercisable and Vested	Cumulative Options Exercisable and Vested
January 1, 2011	33%	66,893
January 1, 2012	67%	135,813
January 1, 2013	100%	202,707

The Company recognized $0.1 million in stock compensation expense for the year ended December 31, 2010 resulting from the vesting of options. The Black-Scholes option pricing model was used to estimate the fair value for the option grants. The Company used the fair value method using a risk-free rate of 0.8%, an expected life of 3.4 years, volatility of 50% and a dividend yield of zero. Historical information was the principal basis for the selection of the expected term and dividend yield. The expected volatility was based on the equity volatility of comparable companies. The risk-free interest rate was selected based upon the US Treasury yield curve in effect at the time of grant for the expected term of the option.

As of December 31, 2010, no restricted shares have been awarded under the 2010 Plan.

	Options Allocated to Key Employees	Unallocated Options	Total # of Shares	Weighted Avg. Price Per Share
2010 Plan
Options outstanding at December 31, 2009	—	—	—	—

Options exercised	—	—	—	—
Options granted	405,415	405,396	810,811	$1.01
Options cancelled	—	—	—	—

Options outstanding at December 31, 2010	405,415	405,396	810,811	$1.01
Exercisable at December 31, 2010	202,708	—	202,708	$1.01

A summary of options outstanding as of December 31, 2010 is as follows:

	Exercise Prices	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
2010 Plan	$1.01	405,415	202,708	$1.01	9.58 yrs.

13. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006. The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Due to the Company’s net operating losses and its net deferred tax asset position, the Company recorded a valuation allowance of $15.6 million during fiscal year 2007. The Company recorded additional increases of $14.6 million and $0.7 million during fiscal 2008 and 2009, respectively. During the year ended December 31, 2010, the Company recorded a decrease to its valuation allowance of $14.0 million. The decrease was primarily due to the Company’s treatment of COD income in connection with the 2009 exchange transaction. As the Company deferred the COD income from the exchange transaction until 2014, long-term deferred tax liabilities were recognized, which reduced the valuation allowance required. The valuation allowance for deferred tax assets at December 31, 2010 relates principally to the uncertainty of the utilization of certain deferred tax assets in various jurisdictions. The valuation allowance was calculated in accordance with the provisions of the relevant authoritative accounting guidance, which requires that a valuation allowance be established and maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The valuation allowance is primarily attributable to the recording of deferred tax assets associated with the difference in basis for tax purposes of the new debt due to accounting for the trouble debt restructuring under generally accepted accounting principles for financial reporting, which required a valuation allowance.

As a result of the debt restructuring, the amount of the Company’s aggregate indebtedness was reduced as discussed above. The reduction in indebtedness resulted in COD income for tax purposes of $143.8 million. Because realization of such income occurred while the Company was insolvent, the Company will not recognize all the income from COD for tax purposes, but instead reduced certain federal tax attributes by the amount of the COD. During the first quarter of 2010, the Company determined that it would elect to defer $80.3 million of COD income and $74.2 million in related OID expense over a five year period commencing in 2014 under the American Recovery and Reinvestment Tax Act of 2009. This election was made as part of the 2009 tax return which was filed in 2010. As a result of the COD income, the Company reduced its federal net operating losses carryforward to zero.

As disclosed in Note 2, the Company adopted authoritative guidance during fiscal year 2007 which creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The provisions of the authoritative guidance apply to all material tax positions in all taxing jurisdictions for all open tax years and established a two-step process for evaluating tax positions. Step 1—Recognition, requires the Company to determine whether a tax position, based solely on its technical merits, has a likelihood of more than fifty percent (“more likely than not”) that the tax position taken will be sustained upon examination. Step 2—Measurement, which is only addressed if Step 1 has been satisfied, requires the Company to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement.

The Company determined that certain income tax positions did not meet the more likely than not recognition threshold under the authoritative guidance and, therefore, required a 100% reserve. The Company records accrued interest and penalties related to unrecognized tax benefits in income tax expense.

The effect of unrecognized tax benefits on the Company’s balance sheets and results of operations is as follows:

Total unrecognized tax benefit with potential ETR impact at December 31, 2008	$54
Uncertain tax provisions—interest and penalties accrued	$55
Uncertain tax provisions—interest and penalties expensed	$(11)
Total unrecognized tax benefit with potential ETR impact at December 31, 2009	$42
Uncertain tax provisions—interest and penalties accrued	$61
Uncertain tax provisions—interest and penalties expensed	$6
Total unrecognized tax benefit with potential ETR impact at December 31, 2010	$12,472
Total unrecognized benefit that will significantly increase/(decrease) within 12 months	$—

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits from December 31, 2008 to December 31, 2010:

Unrecognized Tax Benefits—as of December 31, 2008	$214

Gross increases for tax positions of prior years	—
Gross decreases for tax positions of prior years	—
Gross increases—current-period tax positions	2,433
Settlements during the period	—
Lapse of statute of limitations	(151)

Unrecognized Tax Benefits—as of December 31, 2009	$2,496
Gross increases for tax positions of prior years	8,625
Gross decreases for tax positions of prior years	—
Gross increases—current-period tax positions	1,733
Settlements during the period	—
Lapse of statute of limitations	(19)

Unrecognized Tax Benefits—as of December 31, 2010	$12,835

Management does not expect a significant change in the amount of unrecognized tax benefits during the next 12 months. The federal and state income tax provision is summarized as follows:

	Year Ended December 31,
	2010	2009	2008
	(dollars in thousands)
Current
Federal	$1,130	$(29)	$(611)
State	2,264	136	301

	3,394	107	(310)

Deferred
Federal	—	19	(12,032)
State	(86)	(91)	(1,413)

	(86)	(72)	(13,445)

Total income tax provision (benefit)	$3,308	$35	$(13,755)

Total income tax provision (benefit) differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income tax benefit as a result of the following:

	Year Ended December 31,
	2010	2009	2008
	(dollars in thousands)
Computed expected tax rate at the statutory rate	$6,802	$(4,492)	$(28,092)
State and local taxes, net of federal tax benefit	872	422	(2,447)
Goodwill impairment	—	—	2,102
Non-taxable COD book income	—	(2,128)	—
Uncertain tax provisions tax and interest	2,156	—	(403)
Valuation allowance	(6,700)	4,890	14,607
Stock option cancellation	—	632	—
Other	178	711	478

Income tax provision (benefit)	$3,308	$35	$(13,755)

Deferred income tax assets and liabilities at December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
	(dollars in thousands)
Deferred tax assets
Inventory, principally due to costs capitalized for tax purposes in excess of those capitalized for financial reporting purposes and obsolescence reserve	$5,223	$—
Reserve for self insurance	160	240
Reserve for bad debts	687	999
Deferred rent	1,746	1,740
Acquisition costs	75	177
Vacation and bonus	1,590	330
NOL carryforward	6	—
Restructuring costs	2,873	3,999
Goodwill and amortization	6,075	—
New debt basis difference	44,167	49,178
Deferred financing fees	1,447	2,445
Other	542	—

Gross deferred tax assets	64,591	59,108

Valuation Allowance

	December 31, 2010	December 31, 2009
	(dollars in thousands)
Federal valuation allowance	$(12,823)	$(26,549)
State valuation allowance	(4,086)	(4,359)

Total valuation allowance	(16,909)	(30,908)

Net deferred tax assets	47,682	28,200
Deferred tax liabilities
Section 108(i) deferral	(39,079)	—
Other intangibles related to the acquisitions of Alpha and NES	(7,399)	(9,002)
Inventory, principally due to costs capitalized for tax purposes in excess of those capitalized for financial reporting purposes and obsolescence reserve	—	(2,344)
Other asset basis reduction	(630)	(16,473)
Other	—	(2,251)
Tax depreciation in excess of book depreciation	(764)	(5,521)
Goodwill and amortization	—	7,116

Total deferred tax liabilities	(47,872)	(28,475)

Net deferred tax liability	$(190)	$(275)

Total income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income tax benefit primarily as a result of the COD income reserve for unrecognized tax benefits, state tax expense and the valuation allowance recorded during the year. At December 31, 2010, the Company had a federal net operating loss carry forward of $0.6 million with an expiration date of 2030 and state net operating loss carry forwards of $1.8 million with varying expiration dates.

14. Deferred Financing Costs and Unamortized Note Premium

The Company incurred a total of $5.1 million in debt issuance costs in connection with the Revised Credit Agreement, including $4.3 million of costs incurred in the quarter ended June 2009 related to amendments which were executed during that quarter. In addition, approximately $0.1 million of pre-amendment fees were written-off during the quarter as a result of the reduction in the total commitment under Revised Credit Agreement under the amended terms. The remaining costs were being amortized to interest expense on a straight-line basis, which approximated the effective interest method, over the remaining life of the Revised Credit Agreement.

In October 2010, the Company entered into a Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”) with Bank of America, N.A. as Administrative Agent and Bank of America, N.A. and General Electric Capital Corporation as Co-Collateral Agents. The Amended Credit Agreement amended and restated in its entirety the Company’s Revised Credit Agreement, dated as of August 31, 2006. The Company incurred a total of $4.6 million in debt issuance costs in connection with the Amended Credit Agreement. In addition, approximately $0.3 million of pre-amendment fees were written-off during the 2010 fiscal year as a result of a reduction in the number of lenders participating in the Amended Credit Agreement. The remaining costs are being amortized to interest expense on a straight-line basis, which approximated the effective interest method, over the remaining life of the Amended Credit Agreement.

In September 2003, the Company completed a private offering of $175.0 million 11 1/4 % Senior Notes due October 2010 (see Note 6). The Company incurred approximately $11.0 million in financing fees in connection with the placement of the 2010 Notes and the fees were amortized on a straight-line basis over the life of the 2010 Notes, with the exception of the amounts written-off as a result of the Exchange Offer, as discussed below.

In November 2004, the Company completed a private offering of $50.0 million 11 1/4% Senior Notes due October 2010 (see Note 6). The 2010 Notes were sold at a 3% premium of $1.5 million over the $50.0 million aggregate principal amount, and the Company incurred approximately $3.0 million in financing fees in connection with the placement of the 2010 Notes. The premium credit and the fees expense were amortized on a straight-line basis over the life of the 2010 Notes beginning in November 2004, with the exception of the amounts written-off as a result of the Exchange Offer, as discussed below.

As a result of the Exchange Offer completed in the quarter ended June 2009, $2.9 million of the unamortized financing fees and $0.4 million of the unamortized premium relating to the portion of the notes exchanged, were offset against the gain recognized on the debt restructuring. The remaining fees and premium were amortized on a straight-line basis over the remaining life of the 2010 Notes.

Amortization of deferred financing fees charged to interest expense were approximately $2.1 million in fiscal 2010 and $2.2 million in both fiscal 2009 and 2008. The amortization of the note premium credit netted against the amount above was less than $0.1 million in fiscal 2010 and approximately $0.1 million and $0.3 million in fiscal 2009 and 2008, respectively.

15. Restructuring Charges

During fiscal years 2005, 2006 and 2007, the Company recorded restructuring charges related to its distribution center consolidation initiative and its initiative to reduce the number of call centers it operates from seven to three. The distribution center and call center closure costs include accruals for the fair value of future lease obligations, net of expected sublease rentals. These future lease obligations are expected to be paid over the remaining lease terms, which end on dates beginning June 2013 and ending March 2015.

During fiscal year 2008, the Company recorded approximately $2.7 million in restructuring charges consisting of $1.1 million in severance charges, $0.7 million in interest accretion and $1.4 million resulting from changes in sublease assumptions, relating to the amounts and timing of sublease rents, partially offset by a reduction to the restructuring charge of approximately $0.5 million as the Company executed a buyout agreement for its Stafford, TX distribution center. The 2008 severance expense includes approximately $1.0 million related to a workforce reduction announced in December 2008. The December 2008 workforce reduction of approximately 140 positions in its distribution centers, call centers, management and other corporate functions was initiated in anticipation of a further weakening in the U.S. economy.

During fiscal year 2009 the Company recorded approximately $2.3 million in restructuring charges consisting of $1.4 million resulting from a rent increase at one of our closed facilities due to the default of the counterparty to the Company’s lease agreement, interest accretion of $0.6 million and severance charges of $0.4 million. The 2009 severance expense is related to a workforce reduction which was completed in March 2009.

During fiscal year 2010 the Company recorded a reduction of approximately $0.3 million in restructuring charges consisting of a reduction of $0.5 million resulting from a new sublease agreement for one of its closed facilities, a reduction of $0.3 million due to a change in the estimate of future real estate taxes payable at one of its closed facilities and interest accretion of $0.5 million.

Restructuring activity is summarized as follows:

	Balance at December 31, 2007	Restructuring Charge	Cash Payments	Balance at December 31, 2008
	(dollars in thousands)
Distribution center closure costs, net Lease termination and other costs, net	$15,848	$1,570	$(5,118)	$12,300
Severance and related benefits	519	1,147	(781)	885
Call center closure costs Lease termination and other costs	39	—	(31)	8

	$16,406	$2,717	$(5,930)	$13,193

	Balance at December 31, 2008	Restructuring Charge	Cash Payments	Balance at December 31, 2009
	(dollars in thousands)
Distribution center closure costs, net Lease termination and other costs, net	$12,300	$1,849	$(3,344)	$10,805
Severance and related benefits	885	431	(1,316)	—
Call center closure costs Lease termination and other costs	8	—	(8)	—

	$13,193	$2,280	$(4,668)	$10,805

	Balance at December 31, 2009	Restructuring Charge	Cash Payments	Balance at December 31, 2010
	(dollars in thousands)
Distribution center closure costs, net Lease termination and other costs, net	$10,805	$(298)	$(2,757)	$7,750

	$10,805	$(298)	$(2,757)	$7,750

The total of approximately $10.8 million in accrued restructuring at December 31, 2009 was recorded as $2.5 million in current liabilities and $8.3 million in long-term liabilities. The total of approximately $7.8 million in accrued restructuring at December 31, 2010 was recorded as $2.1 million in current liabilities and $5.7 million in long-term liabilities.

16. Selected Quarterly Financial Data (Unaudited)

The Company’s selected quarterly financial results of operations (unaudited) for each quarter in the years ended December 31, 2010 and 2009 were as follows:

	Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands)
2010
Net sales	$153,461	$211,561	$210,655	$215,658
Gross profit	26,864	38,246	41,131	40,863
Income (loss) from operations	(3,297)	9,085	12,962	12,494
Net income (loss)	(6,547)	5,038	8,114	10,092
Net income (loss) per share:
Basic	$(0.65)	$0.50	$0.81	$1.01

Diluted	$(0.65)	$0.50	$0.81	$0.99

2009
Net sales	$151,718	$177,703	$193,036	$182,778
Gross profit	24,991	30,248	30,994	30,913
Income (loss) from operations	(6,925)	1,010	1,674	(226)
Net income (loss)	(14,841)	5,814	(1,359)	(2,860)

	Quarter Ended
	March 31	June 30	September 30	December 31
	(in thousands)
2009
Net income (loss) per share of old common stock:
Basic	$(0.32)	$(0.11)	—	—

Diluted	$(0.32)	$(0.11)	—	—

2009
Net income (loss) per share of new common stock:
Basic	—	$1.08	$(0.14)	$(0.29)

Diluted	—	$1.08	$(0.14)	$(0.29

During the first three quarters 2010, the Company incorrectly calculated its income tax expense. The miscalculation of the tax expense was related to the treatment of the Cancellation of Debt (COD) income which resulted from the Company’s Exchange Offer. The Company concluded that the errors were not material to the previously issued quarterly financial statements. The net income amounts above have been revised to reflect the correct amount of tax expense. The impact of the revision was additional tax expense of $0.5 million and $1.0 million for the quarters ended March 31, 2010 and June 30, 2010, respectively, and a reduction in tax expense of $2.0 million for the quarter ended September 30, 2010.

During the first quarter of 2010, the Company recorded restructuring charges related to interest accretion of approximately $0.1 million. During the second quarter of 2010, the Company recorded restructuring charges related to interest accretion of approximately $0.1 million and reduction to restructuring expense of approximately $0.5 million due to a new sublease agreement for one of its closed facilities. During the third quarter of 2010, the Company recorded restructuring charges related to interest accretion of approximately $0.1 million. During the fourth quarter of 2010, the Company recorded a reduction of $0.3 million due to a change in the estimate of future real estate taxes payable at one of its closed facilities and interest accretion of $0.1 million.

During the second quarter of 2009, the Company recorded a gain on troubled debt restructuring of $10.5 million (see Note 4 for more information). During the first quarter of 2009, the Company recorded restructuring charges related to severance and interest accretion of approximately $0.5 million and $0.1 million, respectively. The 2009 severance expense is related to a workforce reduction which was completed in March 2009. During both the second and third quarters of 2009, the Company recorded restructuring charges related to interest accretion of approximately $0.1 million. During the fourth quarter of 2009, the Company recorded restructuring charges of $1.5 million consisting of $1.4 million resulting from a rent increase at one of our closed facilities due to the default of the counterparty to our lease agreement and interest accretion of approximately $0.1 million.

In connection with the Exchange Offer completed in May 2009, the Company cancelled all classes of its old common stock and issued 10,000,000 shares of new common stock (see Note 5 for more information). The net income (loss) per share calculations for 2009 presented above are based on the net income (loss) attributable to the periods before and after the Exchange Offer and the respective common shares outstanding.

17. Subsequent Events

Management has evaluated the period from December 25, 2010, the date of the financial statements, through March 21, 2011, the date on which the financial statements were available for issuance, for subsequent events and determined that no material subsequent events occurred that would affect the information presented in these financial statements or require additional disclosure.

Schedule II

BRODER BROS., CO.

Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions resulting from Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts— Describe	Deductions— Describe(1)	Balance at End of Period
	(dollars in thousands)
YEAR ENDED DECEMBER 25, 2010
Reserves and allowances deducted from asset accounts:
Allowance for doubtful Accounts	$9,502	$—	$2,173	$—	$2,925	$8,750
Deferred tax asset valuation allowance	30,907	—	(13,999)	—	—	16,908
YEAR ENDED DECEMBER 26, 2009
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$10,832	$—	$2,126	$—	$3,456	$9,502
Deferred tax asset valuation allowance	30,249	—	658	—	—	30,907
YEAR ENDED DECEMBER 27, 2008
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$6,847	$—	$5,239	$—	$1,254	$10,832
Deferred tax asset valuation allowance	15,642	—	14,607	—	—	30,249

(1)	Allowance for Doubtful Accounts—Uncollectible accounts written off, net of recoveries.